SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter 2Q15

Version 1.0

08/14/2015

Marketletter 2Q15

Summary

	Page	Conference Call in Portuguese August 17, 2015 2:00 PM (Brasília) 1:00 PM (New York) 6:00 PM (London) Phone: 55 (11) 3137-8030 Password: 9532
IV. Eletrobras Companies Information	03
V. Market Data of Eletrobras Companies	30
VI.Generation Data – Asset under Integral Responsability	31
VII. Transmission Data – Assets under Integral Responsability	37
VIII. Distribution Data	42
IX. Employees - Effective Headcount	45
X. Investments	46
XI.SPEs Data	69

Conference Call in Portuguese

August 17, 2015

2:00 PM (Brasília)

1:00 PM (New York)

6:00 PM (London)

Phone: 55 (11) 3137-8030

Password: 9532

Conference Call in English

August 17, 2015

2:00 PM (Brasília)

1:00 PM (New York)

6:00 PM (London)

Telefone: +1 786 837 9597

(+44) 20 3318 3776 (London)

Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com/elb/ri

Tel: (55) (21) 2514-6333

Marketletter 2Q15

IV. Eletrobras Companies Information

IV.1 Financial Statements with Consolidation Purposes

Asset on 06/30/2015	Eletrobras Holding	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG-D	ED Roraima	ED Amazonas	Eliminations	Total
Current
Financial Asset – Itaipu (Parent Company)	2,207,301	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,207,301
Fuel Consumption Account - CCC (Parent Company)	422,817	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	422,817
Cash and Cash Equivalent	1,104,662	9,159	388,020	504	321,111	3,164	11,058	3,931	15,234	15,445	3,415	18,504	125,921	8,659	123,626	-	2,152,413
Clients (Consumers and Resellers)	301,784	548,163	401,543	166,958	954,093	-	216,008	24,922	337,699	242,088	326,906	71,101	865,660	41,257	435,831	406,930	4,527,083
Financing and Loan - principal	4,931,280	2,774	3,250	1,433	-	-	-	-	-	-	-	-	-	-	-	2,779,468	2,159,269
Financing and Loan - Charges	503,538	-	-	-	-	-	-	-	-	-	-	-	-	-	-	84,349	419,189
Marketable Securities	2,909,825	1,483,984	798,278	151,862	1,359,141	54,796	116,684	-	25,791	31,856	468	-	-	-	78,446	-	7,011,131
Dividends to Receive (Equity Participation Remuneration)	901,802	80,139	10,504	5,521	-	552	-	-	-	-	-	-	-	-	-	764,958	233,560
Deferred Fiscal Asset (Taxes and Contributions)	253,966	32,575	30,891	20,796	198,017	3,178	18,185	7,154	9,964	11,357	29,006	6,871	6,615	9,298	29,061	-	666,934
Income Tax and Social Contribution	1,116,878	216,969	154,452	38,504	-	-	2,887	-	-	-	255	2,832	-	-	-	-	1,532,777
Derivatives	-	-	-	-	80,740	-	-	-	-	-	-	-	-	-	-	-	80,740
Reimbursement Right	-	139,167	-	-	133,179	-	-	66,301	66,896	182,037	15,623	105,162	96,680	181,805	1,963,036	-	2,949,886
Linked Deposits	-	-	10,982	3,084	-	-	-	-	-	-	-	466	-	-	12,315	-	26,847
Stored Material	619	32,947	83,865	35,559	90,574	-	66,456	25,437	6,264	31,305	12,620	2,892	33,205	1,937	206,022	-	629,702
Amounts to Receive 12,783/2013 Law	-	779,192	1,152,471	268,785	233,862	-	-	-	-	-	-	-	-	-	-	-	2,434,310
Nuclear Fuel Storage	-	-	-	-	-	-	340,319	-	-	-	-	-	-	-	-	-	340,319
Financial Asset – Annual Allowed Revenue (Transmission)	-	-	77,517	49,808	395,498	-	-	-	-	-	-	-	-	-	-	-	522,823
Financial Asset - Indemnitiable Concessions (Transmission)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial Asset - Indemnitiable Concessions (Distribution)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial Asset - Indemnitiable Concessions (Generation)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Regulatory Asset (Installment A – CVA)	-	-	-	-	-	-	-	-	14,089	95,192	273,657	32,327	18,764	1,125	131,268	-	566,422
Others	552,470	269,127	484,747	270,144	219,424	-	66,477	4,512	43,141	169,055	44,699	40,004	294,921	20,237	321,465	506,079	2,294,344
TOTAL CURRENT ASSET	15,206,942	3,594,196	3,596,520	1,012,958	3,985,639	61,690	838,074	132,257	519,078	778,335	706,649	280,159	1,441,766	264,318	3,301,070	4,541,784	31,177,867
NON-CURRENT ASSET
Long Term Asset
Financial Asset – Itaipu (Parent Company)	3,096,257	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,096,257
Fuel Consumption Account - CCC (Parent Company)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	149,853	453,283	6,406	567,634	17,977	-	-	-	206,286	26,060	222,508	22,938	43,104	3,333	79,235	-	1,798,617
Financing and Loan - principal	28,282,148	1,970	2,387	3,469	-	-	-	-	-	-	-	-	-	-	-	15,600,968	12,689,006
Marketable Securities	211,288	-	2,886	179	229	-	-	-	-	-	-	-	-	-	-	-	214,582
Deferred Fiscal Asset (Taxes and Contributions)	-	-	169,878	3,076	16,761	2,741	-	27,834	4,975	7,376	4,521	1,972	148,103	1,505	2,186,146	-	2,574,888
Income Tax and Social Contribution	1,464,148	-	-	-	923,777	-	-	-	-	-	-	-	-	-	-	-	2,387,925
Derivatives	-	-	-	-	82,877	-	-	-	-	-	-	-	-	-	-	-	82,877
Reimbursement Right	-	-	-	-	-	-	-	-	-	3,006,903	-	239,885	-	68,883	4,399,859	-	7,715,530
Linked Deposits	1,694,120	507,020	663,523	165,896	398,001	51	67,779	5,722	43,061	73,301	13,571	7,383	108,359	17,087	356,939	-	4,121,813
Amounts to Receive 12,783/2013 Law	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	-	614,887	-	-	-	-	-	-	-	-	-	614,887
Financial Asset – Annual Allowed Revenue (Transmission)	-	1,981,318	2,114,061	1,167,561	3,761,342	-	-	-	-	-	-	-	-	-	-	-	9,024,282
Financial Asset - Indemnitiable Concessions (Transmission)	-	4,530,060	1,476,705	513,455	1,496,310	-	-	-	-	-	-	-	-	-	-	-	8,016,530
Financial Asset - Indemnitiable Concessions (Distribution)	-	-	-	-	-	-	-	-	697,484	837,876	631,432	358,181	2,002,050	186,409	1,411,466	-	6,124,898
Financial Asset - Indemnitiable Concessions (Generation)	-	1,271,940	665,179	-	-	-	-	-	-	-	-	-	-	-	1,708,727	-	3,645,846
Advance for Equity Participation	252,134	15,577	718,720	652,100	29,498	-	-	-	-	-	-	-	-	-	-	248,134	1,419,895
Regulatory Asset (Installment A – CVA)	-	-	-	-	-	-	-	-	213,419	-	-	-	223,104	-	-	-	436,523
Equity Participation Remuneration	1,182,597	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,182,597)	-
Others	516,430	372,837	191,598	261,367	1,391,542	-	417,598	167,233	565	3,909	1,285	86	594,626	4,392	9,089	2,377,140	1,555,417
NON – CURRENT TOTAL ASSET	36,848,975	9,134,005	6,011,343	3,334,737	8,118,314	2,792	1,100,264	200,789	1,165,790	3,955,425	873,317	630,445	3,119,346	281,609	10,151,461	19,408,839	65,519,773
INVESTMENTS	47,773,340	5,542,549	4,274,809	2,407,486	3,258,363	115,530	-	-	169	1,806	146	-	(573)	-	12,938	42,365,254	21,021,309
FIXED ASSET	138,516	5,884,350	1,427,023	3,239,168	7,340,289	47	10,943,917	1,544,799	21,948	29,199	23,664	7,286	125,736	13,321	1,330,244	-	32,069,507
INTANGIBLE ASSET	-	107,198	56,438	217,837	102,366	32	52,455	2,046	-	42,550	10,892	11,799	19,830	7,678	529,637	-	1,160,758
NON – CURRENT ASSET TOTAL	84,760,831	20,668,102	11,769,613	9,199,228	18,819,332	118,401	12,096,636	1,747,634	1,187,907	4,028,980	908,019	649,530	3,264,339	302,608	12,024,280	61,774,093	119,771,347
ASSET TOTAL	99,967,773	24,262,298	15,366,133	10,212,186	22,804,971	180,091	12,934,710	1,879,891	1,706,985	4,807,315	1,614,668	929,689	4,706,105	566,926	15,325,350	66,315,877	150,949,215

Marketletter 2Q15

Liability on 06/30/15	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
CURRENT
National Treasure Credit (Parent Company)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Compulsory Loan (Parent Company)	61,313	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	61,313
Fuel Consumption Account - CCC (Parent Company)	163,812	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	163,812
Suppliers	359,589	404,405	346,504	326,102	944,263	1,028	360,756	158,703	272,698	1,152,693	190,451	175,088	864,287	363,300	3,647,802	(374,631)	9,193,038
Financing and Loan - principal	2,393,073	602,667	284,615	279,020	543,449	-	1,123,500	232,471	275,703	106,261	381,072	51,158	337,336	7,052	670,722	(2,646,477)	4,641,622
Financing and Loan - Charges	643,136	143,268	16,268	6,798	18,779	-	15,307	1,260	-	791	1,629	-	34,305	-	747	(16,259)	866,029
Bonds	-	-	-	269,662	14,109	-	-	-	-	-	-	-	75,436	-	-	-	359,207
Taxes and Social Contribution	31,743	254,181	84,768	59,944	60,530	33	45,984	18,693	70,776	41,338	137,419	24,550	296,564	6,859	40,609	-	1,173,991
Income Tax and Social Contribution	133,821	136,946	166,159	195	8	266	-	-	4,388	-	-	303	-	-	1,132	-	443,218
Derivatives	24,416	-	-	-	671	-	-	-	-	-	-	-	-	-	-	-	25,087
Reimbursement Obligations	636,622	-	-	-	-	-	-	-	38,723	11,625	-	-	-	-	-	-	686,970
Advance from Clients (Antecipated Sold Enegy)	448,597	-	-	-	54,832	-	-	-	-	-	-	-	-	-	-	-	503,429
Shareholders Remuneration (dividends to pay)	45,816	-	-	36,541	1,934,900	-	-	70,083	-	-	-	-	-	-	-	(2,032,718)	54,622
Estimated Obligations	108,706	165,627	201,392	88,353	223,414	79	246,371	10,474	10,602	21,650	34,782	4,517	47,687	16,958	63,200	-	1,243,812
Provision for Contingencies	307,769	-	-	-	-	-	-	37,075	-	-	-	-	-	-	-	-	344,844
Post-Employment Benefits (Complementary Pension Fund)	4,752	45,629	24,378	1,896	-	-	7,581	-	6,183	-	28,832	-	31,970	-	-	-	151,221
Leasing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	130,122	-	130,122
Onerous Contract	-	-	-	-	1,687	-	-	-	-	-	-	-	-	-	-	-	1,687
Concessions to Pay - UBP	-	884	-	2,197	-	-	-	-	-	-	-	-	-	-	-	-	3,081
Sector Charges (Regulatory Charges)	-	141,893	123,635	46,354	327,863	-	13,592	1,875	7,395	50,862	23,970	30,858	379,630	-	3,072	-	1,150,999
Regulatory Asset (Installement A – CVA)	-	-	-	-	-	-	-	-	990	25,552	20,259	4,325	-	187	117	-	51,430
Others	54,001	79,318	182,060	123,155	429,791	-	117,020	23,705	74,601	31,598	48,730	18,565	398,918	47,019	115,340	(654,296)	1,089,525
CURRENT TOTAL	5,417,166	1,974,818	1,429,779	1,240,217	4,554,296	1,406	1,930,111	554,339	762,059	1,442,370	867,144	309,364	2,466,133	441,375	4,672,863	(5,724,381)	22,339,059
NON CURRENT
National Treasure Credit (Parent Company)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Compulsory Loan (Parent Company)	459,702	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	459,702
Fuel Consumption Account - CCC (Parent Company)	487,010	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	487,010
Global Reversal Reserve (Parent Company)	6,900,246	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6,900,246
Suppliers	-	-	-	-	412,715	-	-	21,284	-	1,003,845	-	229,993	878,352	128,541	7,459,666	-	10,134,396
Financing and Loan - principal	18,973,209	9,009,126	815,643	3,098,352	4,109,651	-	4,460,734	2,038,517	763,728	628,321	713,891	213,699	460,635	43,313	1,515,747	(15,656,209)	31,188,357
Bonds	-	-	-	-	204,956	-	-	-	-	-	-	-	192,696	-	-	-	397,652
Taxes and Social Contribution	-	638,339	13,572	43,378	-	-	-	-	7,228	3,751	67,429	2,906	5,298	-	-	-	781,901
Income Tax and Social Contribution	363,049	-	57,381	92,884	-	15,039	-	-	43,548	-	-	-	37,487	-	-	-	609,388
Derivatives	-	-	-	-	59,528	-	-	-	-	-	-	-	-	-	-	-	59,528
Reimbursement Obligations	-	-	-	-	-	-	-	-	-	146,231	-	130,728	-	57,209	2,301,332	-	2,635,500
Advance from Clients (Antecipated Sold Enegy)	-	-	-	-	688,437	-	-	-	-	-	-	-	-	-	-	-	688,437
Estimated Obligations	-	61,653	78,132	11,447	16,079	-	67,306	1,611	18,530	-	1,467	-	-	198	-	-	256,423
Provision for Contingencies	4,264,923	768,134	1,648,593	85,361	617,962	-	165,693	-	90,906	126,041	101,359	11,248	540,403	44,425	376,047	-	8,841,095
Provision for uncovered liabilities on invested Companies	5,195,663	-	-	114,343	-	-	-	-	-	-	-	-	-	-	-	(4,047,476)	1,262,530
Post-Employment Benefit (Complementary Pension Fund)	466,626	242,550	974,984	162,475	44,801	-	58,931	3,511	45,193	-	22,534	-	114,095	2,851	450	-	2,139,001
Leasing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,160,252	-	1,160,252
Provision for Onerous Contract	-	830,061	99,199	-	45,542	-	-	-	-	-	-	-	-	-	-	-	974,802
Concessions to Pay - UBP	-	36,410	-	25,036	-	-	-	-	-	-	-	-	-	-	-	-	61,446
Sector Charges (Regulatory Charges)	-	107,940	277,009	-	-	-	-	-	-	42,099	34,009	-	156,662	-	-	-	617,719
Asset Demobilization Obligation (Nuclear Power Plant discontinuation)	-	-	-	-	-	-	1,357,738	-	-	-	-	-	-	-	-	-	1,357,738
Advance for future capital incresae	205,112	40,823	-	66,909	-	-	-	105,580	8,307	245	16,416	12,787	-	-	-	(251,067)	205,112
Regulatory Asset (Installement A – CVA)	-	-	-	-	-	-	-	-	1,457	-	-	-	-	-	-	-	1,457
Others	802,587	1	5,891	15,445	308,995	-	112,316	-	46,723	1,327,456	499	865	31,459	19,897	489,787	(2,318,966)	842,955
NON CURRENT ASSET TOTAL	38,118,127	11,735,037	3,970,404	3,715,630	6,508,666	15,039	6,222,718	2,170,503	1,025,620	3,277,989	957,604	602,226	2,417,087	296,434	13,303,281	(22,273,718)	72,062,647

STOCKHOLDERS’ EQUITY
Capital social	31,305,331	6,531,154	9,753,953	4,295,250	11,576,263	118,054	6,607,258	845,510	726,447	1,325,124	1,256,331	475,789	3,475,679	684,204	4,610,171	(52,281,187)	31,305,331
Capital Reserves	26,048,342	5,123,332	4,916,199	-	-	-	-	-	-	-	-	-	-	-	-	(10,039,531)	26,048,342
Profit Reserves	2,233,017	-	-	1,074,209	332,962	215	-	2,596	-	-	-	-	-	-	-	(1,409,982)	2,233,017
Additional Dividend Purpose	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit/Losses accumulated	(77,347)	206,376	(3,277,000)	(237,171)	108,991	2,205	(1,773,150)	(1,661,240)	(748,329)	(1,238,168)	(1,472,566)	(457,268)	(3,819,367)	(851,581)	(7,258,712)	22,476,980	(77,347)
Other Comprehensive Income	(3,076,863)	(1,308,419)	(1,427,269)	(126,391)	(39,607)	43,171	(52,227)	(31,817)	(58,812)	-	6,155	(422)	166,574	(3,505)	(2,253)	2,834,822	(3,076,863)
Non - Controlling Shareholders Participation	-	-	67	13,842	-	-	-	-	-	-	-	-	-	-	-	101,120	115,029

STOCKHOLDERS’ EQUITY TOTAL	56,432,480	10,552,443	9,965,950	5,019,739	11,978,609	163,645	4,781,881	(844,951)	(80,694)	86,956	(210,080)	18,099	(177,114)	(170,882)	(2,650,794)	(38,317,778)	56,547,509

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	99,967,773	24,262,298	15,366,133	9,975,586	23,041,571	180,090	12,934,710	1,879,891	1,706,985	4,807,315	1,614,668	929,689	4,706,105	566,927	15,325,350	(66,315,877)	150,949,214

Marketletter 2Q15

Statement of Income on 06/30/15	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
OPERATING REVENUE	1,618,362	3,066,296	1,823,942	767,788	2,987,803	-	971,603	174,964	658,242	571,444	621,232	180,552	2,282,418	119,687	1,835,796	(854,386)	16,825,743
Electric Energy Supply (Sell)	1,340,970	1,966,084	68,167	-	1,945,809	-	1,103,828	191,234	-	-	-	-	-	18,877	-	(511,632)	6,123,337
Electric Energy Supply (Generation)	-	7,476	449,192	181,750	601,604	-	-	-	-	-	-	-	-	-	622,671	-	1,862,693
Short Term Electric Energy	-	258,128	263,375	172,361	20,696	-	-	-	-	-	-	-	-	-	929,186	-	1,643,746
Operation Revenue and Renewed Plants Maintenance	-	283,087	625,156	-	8,512	-	-	-	-	-	-	-	-	-	-	-	916,755
Construction Revenue	-	81,651	19,009	-	-	-	-	-	-	-	-	-	-	-	52,960	-	153,620
Financial – Return on Investment G	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial Effect ITAIPU (Parent Company)	105,688	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	105,688
Renewed Lines Operation and Maintenance Revenue	-	-	407,968	267,670	237,369	-	-	-	-	-	-	-	-	-	-	(183,585)	729,422
Operation and Maintenance Revenue	-	501,173	28,756	50,634	2,860	-	-	-	-	-	-	-	-	-	-	-	583,423
Construction Revenue - Transmission	-	189,786	286,821	48,156	126,675	-	-	-	-	-	-	-	-	-	-	-	651,438
Financial – Return on Investment T	-	116,712	16,921	111,394	163,801	-	-	-	-	-	-	-	-	-	-	-	408,828
Electric Energy Supply - Distribution	-	-	-	-	-	-	-	-	905,455	732,873	786,133	250,446	3,270,110	123,715	376,770	-	6,445,502
Construction Revenue - Distribution	-	-	-	-	-	-	-	-	44,791	61,819	43,561	19,655	119,443	7,483	61,272	-	358,024
CVA and Other Financial items	-	-	-	-	-	-	-	-	38,616	18,275	52,345	11,604	407,275	446	31,981	-	560,542
Others Operating Revenue	6,102	39,043	11,172	23,505	274,511	-	-	1,702	50,621	43,179	77,951	2,938	121,755	3,871	150,809	(159,169)	647,990
.
(-) Circulation Taxes	-	-	(58,559)	(361)	(2,387)	-	-	(157)	(179,027)	(129,895)	(186,159)	(47,620)	(961,757)	(19,853)	(180,620)	-	(1,766,395)
(-)Federal Taxes	165,602	(263,444)	(152,876)	(74,731)	(251,932)	-	(102,104)	(11,567)	(93,054)	(74,708)	(84,770)	(19,357)	(337,621)	(13,589)	(193,642)	-	(1,507,793)
(-) Sector Charges	-	(112,574)	(140,755)	(12,060)	(138,031)	-	(30,121)	(6,248)	(36,321)	(80,099)	(67,678)	(22,278)	(336,283)	(1,210)	(15,601)	-	(999,259)
(-)Others Deductions (including Service tax)	-	(826)	(405)	(530)	(1,684)	-	-	-	(72,839)	-	(151)	(14,836)	(504)	(53)	10	-	(91,818)
.
OPERATING EXPENSES	(3,816,555)	(2,479,775)	(1,782,219)	(705,091)	(2,524,776)	(2,110)	(857,903)	(303,850)	(626,903)	(532,736)	(622,111)	(192,222)	(2,352,131)	(207,780)	(1,879,196)	2,014,953	(16,870,405)
Personnel	(185,118)	(414,809)	(430,229)	(167,599)	(543,466)	(1,309)	(269,021)	(47,804)	(65,999)	(56,336)	(76,395)	(17,817)	(154,090)	(30,514)	(176,707)	-	(2,637,213)
Material	(1,052)	(16,065)	(10,752)	(5,300)	(11,676)	(25)	(25,528)	(46,820)	(605)	(2,152)	(2,525)	(571)	(8,636)	(483)	(19,512)	-	(151,702)
Services	(49,870)	(284,981)	(96,005)	(47,239)	(109,689)	(342)	(144,230)	(30,120)	(39,216)	(56,978)	(40,685)	(25,409)	(232,730)	(7,576)	(123,327)	-	(1,288,397)
Realignment Staff Plan	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Energy purchased for Resale	(1,394,881)	(513,365)	(153,513)	(105,628)	(937,805)	-	-	(96,115)	(384,867)	(298,618)	(366,589)	(106,773)	(1,528,925)	(86,575)	(708,762)	428,697	(6,253,719)
Charges on Electric Energy Grid Usage	-	(226,487)	(351,894)	(7,678)	(262,122)	-	(38,146)	(18,065)	(27,323)	(8,919)	(17,764)	(2,027)	(86,064)	-	(78,187)	252,199	(872,477)
Construction	-	(271,437)	(305,830)	(48,156)	(126,675)	-	-	-	(44,791)	(61,819)	(43,561)	(19,655)	(119,443)	(7,483)	(114,232)	-	(1,163,082)
Fuel used for electric energy production	-	(251,905)	(136,410)	-	(67,911)	-	(161,115)	(5,349)	-	-	-	-	-	(19,697)	(292,942)	-	(935,329)
Remuneration and Reimbursement (Royalties)	-	(46,468)	(5,504)	(6,339)	(144,357)	-	-	-	-	-	-	-	-	-	(3,521)	-	(206,189)
Depreciation and Amortization	(2,646)	(113,923)	(54,281)	(59,281)	(221,125)	(10)	(183,270)	(39,885)	(16,559)	(18,057)	(17,265)	(7,929)	(58,693)	(5,253)	(127,448)	-	(925,625)
Donations and Contributions	(81,598)	(11,334)	(9,561)	-	(63)	-	-	-	(94)	(125)	-	-	-	-	-	-	(102,775)
Operational Provisions	(1,733,370)	(250,415)	(180,462)	2,561	(63,270)	33	(31,588)	(5,828)	(11,719)	10,282	(12,747)	(1,749)	(77,709)	(48,584)	(77,118)	1,253,239	(1,228,444)
Others	(368,020)	(78,586)	(47,778)	(260,432)	(36,617)	(457)	(5,005)	(13,864)	(35,730)	(40,014)	(44,580)	(10,292)	(85,841)	(1,615)	(157,440)	80,818	(1,105,453)
OPERATING RESULT BEFORE FINANCIAL RESULT	(2,198,193)	586,521	41,723	62,697	463,027	(2,110)	113,700	(128,886)	31,339	38,708	(879)	(11,670)	(69,713)	(88,093)	(43,400)	1,160,567	(44,662)
FINANCING REVENUE (EXPENSES)
Revenue from financial Investments	217,906	53,848	68,153	15,699	71,363	3,306	657	114	1,144	882	337	349	-	73	4,697	-	438,528
Revenue of interest rate, comission and taxes (Loans and Financing)	1,406,945	29,185	-	-	-	-	-	-	-	-	-	-	4,485	-	-	(866,626)	573,989
Debt Charges	(1,130,479)	(421,844)	(67,118)	(165,035)	(268,134)	-	(25,611)	(152,373)	(59,304)	(44,445)	(65,117)	(14,647)	(78,330)	(2,020)	(715,621)	959,298	(2,250,780)
Charges - Leasing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(137,661)	-	(137,661)
Charges – Remuneration to Shareholders	(13,065)	-	-	(2,046)	-	-	-	(3,888)	-	-	-	-	-	-	-	-	(18,999)
Moratorium Increaes on electricity	126,216	3,207	37,295	-	31,887	-	-	-	10,530	17,711	26,077	5,932	-	(9,853)	27,980	-	276,982
Net Monetary Update	583,810	(139,805)	11,504	(61,889)	(192,922)	-	(10,013)	-	2,016	(14,981)	(24,121)	(7,615)	(48,513)	2,241	186,901	-	286,613
Net Exchange Update	523,708	(7,230)	-	-	-	-	(52,040)	(225)	(212)	-	-	-	(236,757)	-	15,082	-	242,326
Regulatory Asset and Liability Update (Installment A – CVA) – Net	-	-	-	-	-	-	-	-	13,082	4,301	7,245	-	3,249	23	9,580	-	37,480
Others financial revenues	63,703	118,991	39,627	41,173	66,906	-	62,626	371	1,278	62,641	6,548	-	53,846	(3,525)	46,341	-	560,526
Others financial expenses	(100,293)	(63,770)	(18,745)	(5,050)	(117,581)	(29)	(51,364)	(7,012)	(25,945)	(81,927)	(19,112)	(9,156)	(19,061)	-	(25,312)	-	(544,357)
Indemnities Remuneration – 12,783/13 Law	-	286,582	404,318	95,461	78,728	-	-	-	-	-	-	-	-	-	-	-	865,089
FINANCIAL RESULT	1,678,451	(140,836)	475,034	(81,687)	(329,753)	3,277	(75,745)	(163,013)	(57,411)	(55,818)	(68,143)	(25,137)	(321,081)	(13,061)	(588,013)	92,672	329,736
RESULTS OF INVESTMENTS IN SUBSIDIARIES	624,679	(106,950)	2,874	(142,849)	57,440	1,303	-	-	-	-	-	-	-	-	-	(400,935)	35,562
RESULT BEFORE INCOME TAX, SOCIAL CONTRIBUTION, EMPLOYEES PARTICIPATION AND MANAGEMENT AND THE MINORITY PARTICPATION	104,937	338,735	519,631	(161,839)	190,714	2,470	37,955	(291,899)	(26,072)	(17,110)	(69,022)	(36,807)	(390,794)	(101,154)	(631,413)	852,304	320,636
Current Income Tax and Social Contribution	(133,821)	(132,359)	(162,005)	(9,716)	(7,292)	(266)	(51,976)	-	-	-	-	-	-	-	-	-	(497,435)
Deferred Income Tax and Social Contribution	(73,979)	-	142,143	(63,821)	(79,707)	-	-	-	(43,548)	-	-	-	-	-	-	-	(118,912)
Fiscal Incentives Revenue	-	-	-	-	5,276	-	-	-	-	-	-	-	-	-	-	-	5,276
RESULT BEFORE PARTICIPATION	(102,863)	206,376	499,769	(235,376)	108,991	2,204	(14,021)	(291,899)	(69,620)	(17,110)	(69,022)	(36,807)	(390,794)	(101,154)	(631,413)	852,304	(290,435)
Minority Participation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	(102,863)	206,376	499,769	(235,376)	108,991	2,204	(14,021)	(291,899)	(69,620)	(17,110)	(69,022)	(36,807)	(390,794)	(101,154)	(631,413)	852,304	(290,435)

Marketletter 2Q15

Cash Flow on 06/30/15	FURNAS	CHESF	ELETROSUL	ELETRONORTE	ELETRONUCLEAR	CGTEE	ELETROPAR	CEAL	CERON	CEPISA	RORAIMA	CELG	ED ACRE	AMAZONAS
Operating Activities
Profit (loss) before income tax and social contribution	74,761	519,680	74,761	272,992	37,955	-291,899	2,470	-26,072	-17,110	-69,022	-80,930	-366,834	-36,807	-631,413
Adjustments to conciliate the profit with the cash generated by operations
Depreciation and amortization	59,281	54,281	59,281	221,125	183,270	41,404	10	16,559	18,057	17,265	5,253	58,693	7,929	127,448
Net monetary and currency variation	(28,819)	(415,568)	(28,819)	79,706	62,053	225	-	(14,886)	14,981	4,017	-	394,747	7,615	(15,082)
Financing charges	124,192	67,118	124,192	268,134	25,611	135,239	-	59,304	44,445	60,475	2,020	78,330	14,647	278,400
Equity Method	142,849	(2,874)	142,849	(57,440)	-	-	(1,303)	-	-	-	-	-	-	-
Provision for uncovered liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	149	34,752	149	2,865	-	-	-	7,621	(535)	7,192	48,949	49,836	6,725	57,374
Provisions for contingencies	(2,712)	171,321	(2,712)	36,388	10,146	4,993	-	2,195	(9,747)	5,555	(365)	-	2,322	23,734
Provision for staff realignment	-	(12,283)	-	-	(28,945)	-	-	-	-	-	-	-	-	-
Provision (Reversal) for loss in investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment (Impairment)	-	(61,215)	-	-	47	-	-	-	-	-	-	-	(7,298)	-
Provision for onerous contracts	-	(15,525)	-	-	-	-	-	-	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	(642)	-	(642)	-	43,258	-	-	(133)	-	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Charges on Shareholders funds	2,046	-	2,046	-	-	3,888	-	-	-	-	-	-	-	-
Financial Asset Revenue by IRR	(111,394)	(16,921)	(111,394)	(163,801)	-	-	-	-	-	-	-	-	-	-
Derivatives	-	-	-	84,290	-	-	-	-	-	-	-	-	-	-
Others	(298,972)	83,131	(298,972)	(209,225)	139,346	6	(266)	537,805	12,877	4,465	640	-	-	9,490
(Increase) decrease on operating asset/liability	244,107	(251,571)	244,107	577,708	(219,333)	(72,835)	(13,192)	(523,581)	16,226	(13,498)	31,834	258,253	3,420	507,092
Cash from Operating Activities	204,846	154,326	204,846	1,112,742	253,408	(178,979)	(12,281)	58,812	79,194	16,449	7,401	473,025	(1,447)	357,043
Payment of financial charges	(107,865)	(67,595)	(107,865)	(161,609)	(63,686)	(18,802)	-	(7,698)	(6,233)	-	-	(64,875)	(1,372)	(58,520)
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial charges receivable	212	-	212	-	-	-	-	-	-	-	-	50,414	-	-
Remuneration from equity investments received	8	22,431	8	12,712	-	-	933	-	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	466,110	(260,659)	466,110	155,165	-	-	-	-	-	-	-	-	-	-
Financial Asset Indemnities Receiving	247,406	857,557	247,406	212,245	-	-	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	(25,156)	(123,467)	(25,156)	(28,358)	(38,146)	-	-	(43,548)	-	-	-	-	-	-
Complementary security fund payment	-	(52,032)	-	-	-	-	-	-	-	-	-	-	-	-
Payment of lawsuit contingencies	-	(5,644)	-	(1,708)	-	-	-	-	-	(5,770)	-	(63,106)	-	-
Lawsuit Deposits	(5,615)	(1,203)	(5,615)	(7,840)	(6,563)	931	-	-	(1,404)	-	-	(18,954)	-	(18,606)
Net Cash from Operating Activities	779,946	575,746	779,946	1,293,349	145,013	(196,850)	(11,348)	7,566	71,557	10,679	7,401	376,504	(2,819)	279,917
Financing Activities
Loans and financing obtained	-	-	-	276,034	345,000	177,956	-	79,974	12,497	37,279	5,468	344,303	20,520	24,096
Loans and financing payable - principal	(104,528)	(91,601)	(104,528)	(345,477)	(28,325)	(74,169)	-	(47,102)	(9,985)	(28,782)	(1,571)	(194,659)	(3,726)	(83,518)
Payment to Shareholders	(2,743)	-	(2,743)	-	-	-	-	-	-	-	-	-	-	-
Payment of refinancing of taxes and contributions - Principal												-
Reposition of Global Reversal reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase	24	(128,705)	24	-	-	85,274	-	-	-	-	-	-	-	-
Amount received over Bonds Emission												-
Payment to complementary pension fund	(9,317)	-	(9,317)	-	-	-	-	(5,900)	-	-	-	-	-	-
Others	(3,334)	18	(3,334)	-	-	-	-	-	-	(34,958)	-	-	-	-
Net Cash from Financing Activities	(119,898)	(220,288)	(119,898)	(69,443)	316,675	189,061	-	26,972	2,512	(26,461)	3,897	149,644	16,794	(59,422)
Investment Activities
Financing and Loans Concessions	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Renegotiated Credits of energy receivables	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	(550,206)	(153,304)	(550,206)	(7,143)	(437,736)	(13,966)	-	(495)	(751)	(375)	(13,885)	1,921	(303)	(2,513)
Acquisition of intangible assets	(1,170)	(4,697)	(1,170)	-	418	(31)	(17)	-	(579)	(1,339)	(2,319)	(44,594)	-	(2,638)
Acquisition of concession assets	(48,156)	-	(48,156)	(771,840)	-	-	-	(28,367)	(61,819)	15,433	6,257	(473,081)	(19,665)	(154,324)
Concession for advance of future capital increase	(171,928)	-	(171,928)	-	-	-	-	-	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	(125,483)	(303,023)	(125,483)	(616,203)	-	-	-	-	-	-	-	-	-	-
Net Cash Flow in controlled company acquisition (CELG)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	210,439	(112,445)	210,439	148,367	(31,673)	-	-	(61)	-	-	-	-	-	-
Net Cash from investments activities	(686,504)	(573,469)	(686,504)	(1,246,819)	(468,991)	(13,997)	(17)	(28,923)	(63,149)	13,719	(9,947)	(515,754)	(19,968)	(159,475)
Increase (decrease) in cash and cash equivalents	(26,456)	(218,011)	(26,456)	(22,913)	(7,303)	(21,786)	(11,365)	5,615	10,920	(2,063)	1,351	10,394	(5,993)	61,020
Cash and cash equivalent – beginning of period - 12/31/14	26,960	658,063	26,960	344,024	18,361	25,717	14,529	9,619	4,525	5,478	7,286	131,719	24,497	62,606
Cash and cash equivalent – end of period – 06/30/15	504	388,020	504	321,111	11,058	3,931	3,164	15,234	15,445	3,415	8,659	142,113	18,504	123,626
	(26,456)	(270,043)	(26,456)	(22,913)	(7,303)	(21,786)	(11,365)	5,615	10,920	(2,063)	1,373	10,394	(5,993)	61,020

Marketletter 2Q15

Asset on 06/30/2014	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG-D	ED Roraima	Amazonas	Eliminations	Total
Current Asset
Financial Asset – Itaipu	1,592	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,592
Cash and Cash Equivalent	1,516,884	5,124	693,283	89,662	409,068	53,303	55,937	25,673	27,047	23,437	10,024	49,595	-	31,490	66,740	-	3,057,267
Clients (Consumers and Resellers)	443,923	492,422	301,066	135,429	850,962	-	194,208	62,134	213,204	187,193	239,506	66,918	-	42,057	405,547	338,683	3,295,886
Financing and Loan - principal	5,404,061	3,140	3,410	1,370	-	-	-	-	-	-	-	-	-	-	-	3,143,199	2,268,782
Financing and Loan - Charges	564,353	-	2	-	-	-	-	-	-	-	-	-	-	-	-	128,088	436,267
Renegotiated Credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Marketable Securities	2,353,874	971,213	1,309,452	304,864	1,956,043	-	205,095	-	-	-	-	-	-	-	-	-	7,100,541
Dividends to Receive (Equity Participation Remuneration)	425,976	88,301	14,024	7,696	-	2,238	-	-	-	-	-	-	-	-	-	324,916	213,319
Deferred Fiscal Asset (Taxes and Contributions)	464,717	13,467	35,346	27,031	36,443	2,416	17,688	19,649	12,799	10,450	8,320	6,888	-	5,621	35,212	-	696,047
Income Tax and Social Contribution	306,620	205,446	83,530	70,345	56,334	-	4,721	-	-	-	9,827	1,327	-	-	-	-	738,150
Derivatives	-	-	-	-	144,501	-	-	-	-	-	-	-	-	-	-	-	144,501
Reimbursement Right - CCC (12,111 Law)	-	253,019	-	-	-	-	-	-	45,425	-	22,753	8,375	-	-	27,183	-	356,755
Fuel Consumption Account - CCC	1,123,834	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,123,834
Linked Deposits	-	-	10,982	26,150	-	-	-	-	-	495	-	461	-	-	-	-	38,088
Stored Material	722	21,188	105,165	35,964	55,914	-	134,363	84,728	5,434	7,988	12,083	2,976	-	1,738	197,510	-	665,773
Nuclear Fuel Storage	-	-	-	-	-	-	343,730	-	-	-	-	-	-	-	-	-	343,730
Financial Asset – Annual Allowed Revenue (Transmission)	-	-	76,316	63,984	310,278	-	-	-	-	-	-	-	-	-	-	-	450,578
Financial Asset - Indemnitiable Concessions (Transmission)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial Asset - Indemnitiable Concessions (Distribution)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amounts to Receive – 12,783/13 Law	-	1,863,704	1,682,561	490,297	458,006	-	-	-	-	-	-	-	-	-	-	-	4,494,568
Expenses paid in advance	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	357,471	196,931	330,928	78,607	176,523	-	66,175	5,141	65,875	62,848	51,728	28,785	-	14,865	161,751	174,702	1,422,926
TOTAL CURRENT ASSET	12,964,027	4,113,955	4,646,065	1,331,399	4,454,072	57,957	1,021,917	197,325	369,784	292,411	354,241	165,325	-	95,771	893,943	4,109,588	26,848,604
NO CURRENT ASSET
Long Term Asset
Financial Asset – Itaipu	2,525,656	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,525,656
Clients (Consumers and Resellers)	187,329	392,858	10,923	493,614	17,042	-	-	-	185,465	27,505	218,124	14,088	-	4,211	76,156	-	1,627,315
Financing and Loan - principal	22,370,507	4,682	5,631	4,782	-	-	-	-	-	-	-	-	-	-	-	11,484,555	10,901,047
Renegotiated Credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Marketable Securities	195,103	-	2,627	145	205	-	-	-	-	-	-	-	-	-	-	-	198,080
Deferred Fiscal Asset (Taxes and Contributions)	-	-	159,874	22,483	44,363	2,741	-	19,741	5,328	9,881	4,594	3,217	-	10,019	1,928,435	-	2,210,676
Income Tax and Social Contribution	1,464,148	398,279	1,948,386	19,442	-	-	-	-	-	-	-	-	-	-	-	-	3,830,255
Derivatives	-	-	-	-	155,591	-	-	-	-	-	-	-	-	-	-	-	155,591
Reimbursement Right – CCC (12,111 Law)	-	139,342	-	-	248,287	-	-	91,250	-	2,167,583	-	263,270	-	111,144	12,331,070	-	15,351,946
Linked Deposits	1,119,985	520,403	602,718	134,621	392,240	48	44,958	11,560	63,678	57,653	13,975	5,406	-	16,919	316,725	-	3,300,889
Fuel Consumption Account - CCC	8,141	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	8,141
Nuclear Fuel Storage	-	-	-	-	-	-	460,444	-	-	-	-	-	-	-	-	-	460,444
Financial Asset – Annual Allowed Revenue (Transmission)	-	2,963,209	2,247,243	1,406,635	2,081,042	-	-	-	-	-	-	-	-	-	-	-	8,698,129
Financial Asset - Generation	-	995,718	487,821	-	-	-	-	-	-	-	-	-	-	-	1,911,513	-	3,395,052
Financial Asset - Indemnitiable Concessions (Transmission)	-	1,499,132	683,943	674,157	2,138,535	-	-	-	-	-	-	-	-	-	-	-	4,995,767
Financial Asset - Indemnitiable Concessions (Distribution)	-	995,718	-	-	-	-	-	-	623,402	693,383	602,004	292,471	-	164,837	1,273,860	-	4,645,676
Amounts to Receive – 12,783 Law	-	94,483	409,845	97,777	27,614	-	-	-	-	-	-	-	-	-	-	-	629,719
Complementary Pension Fund	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	694,078	215,819	167,807	92,165	1,325,581	-	300,520	38,002	564	3,954	1,394	86	-	2,298	9,071	1,991,876	859,463
Advance for Equity Participation	174,622	47,708	491,401	142,633	317,611	-	-	-	-	-	-	-	-	-	-	170,623	1,003,352
LONG TERM TOTAL ASSET	28,739,569	8,267,351	7,218,219	3,088,454	6,748,111	2,789	805,922	160,553	878,437	2,959,959	840,091	578,538	-	309,428	17,846,830	13,647,054	64,797,198
INVESTMENTS	52,225,661	5,263,808	3,648,146	2,664,847	2,377,627	97,041	-	-	168	1,806	146	-	-	-	7,678	47,120,895	19,166,033
FIXED ASSET	127,031	5,869,866	1,622,263	2,359,411	7,621,563	23	9,817,896	1,547,949	23,224	30,181	18,696	5,931	-	10,822	1,219,312	-	30,274,168
INTANGIBLE ASSET	-	102,077	30,994	175,742	20,264	23	53,283	1,553	27,166	73,924	39,514	42,083	-	6,372	140,733	-	713,728
NON – CURRENT ASSET TOTAL	81,092,261	19,503,102	12,519,622	8,288,454	16,767,565	99,876	10,677,101	1,710,055	928,995	3,065,870	898,447	626,552	-	326,622	19,214,553	60,767,949	114,951,127
ASSET TOTAL	94,056,288	23,617,057	17,165,687	9,619,853	21,221,637	157,833	11,699,018	1,907,380	1,298,779	3,358,281	1,252,688	791,877	-	422,393	20,108,496	64,877,537	141,799,731

Marketletter 2Q15

Liability on 06/30/14	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
Current Liabilties
Suppliers	419,762	384,401	401,762	37,611	429,968	835	126,320	217,812	256,115	1,197,638	135,403	140,681	-	253,706	7,796,984	(230,743)	11,568,255
Financing and Loan - principal	1,301,999	375,444	122,256	385,772	485,663	-	820,878	278,047	468,110	259,832	423,494	45,691	-	23,650	853,854	(3,244,113)	2,600,577
Financing and Loan - Charges	366,580	112,577	14,617	21,098	12,536	-	7,658	15,619	-	3,760	34,160	6,330	-	-	4,289	(85,593)	513,631
National Treasure Credit	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Compulsory Loan	59,289	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	59,289
Bonds	-	-	-	-	15,519	-	-	-	-	-	-	-	-	-	-	-	15,519
Taxes and Social Contribution	25,736	284,265	87,939	49,898	57,941	49	51,454	17,492	54,993	33,352	90,722	20,557	-	3,871	41,721	-	819,990
Income Tax and Social Contribution	-	121,036	-	6,533	-	165	-	-	4,997	-	13,387	-	-	-	3,578	-	149,696
Derivatives	30,083	-	-	-	223,844	-	-	-	-	-	-	-	-	-	-	-	253,927
Reimbursement Obligations – CCC (12,111 Law)	890,499	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	890,499
Advance from Clients	468,503	-	-	-	52,813	-	-	-	-	-	-	-	-	-	-	-	521,316
Fuel Consumption Account - CCC	834,624	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	834,624
Shareholders Remuneration (dividends to pay)	85,726	-	13	266,049	904	-	-	62,684	-	-	-	-	-	-	-	(326,514)	88,862
Estimated Obligations	84,913	174,897	200,256	82,132	256,572	117	329,542	13,760	16,199	37,813	29,002	7,511	-	12,580	68,066	-	1,313,360
Provision for Contingencies	-	-	44,074	-	-	-	-	26,541	-	-	-	-	-	-	-	-	70,615
Post-Employment Benefits (Complementary Pension Fund)	8,106	78,113	60,939	9,722	-	-	10,598	2,709	15,303	749	23,224	79	-	-	1,605	-	211,147
Leasing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	191,436	-	191,436
Onerous Contract	-	-	-	-	3,066	-	-	-	-	-	-	-	-	-	-	-	3,066
Concessions to Pay - UBP	-	854	-	2,058	-	-	-	-	-	-	-	-	-	-	-	-	2,912
Financial Liability	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sector Charges (Regulatory Charges)	-	117,197	157,585	36,972	319,462	-	47,528	3,147	497	7,228	18,598	31,453	-	-	3,152	-	742,819
Incentive to Personnel Retirement	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Participation in Profit and Resukt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	21,130	27,862	73,798	132,123	201,665	-	76,066	16,030	95,046	24,740	33,119	13,120	-	3,647	453,733	(222,625)	949,454
CURRENT TOTAL	4,596,950	1,676,646	1,163,239	1,029,968	2,059,953	1,166	1,470,044	653,841	911,260	1,565,112	801,109	265,422	-	297,454	9,418,418	(4,109,588)	21,800,994
Non Current Liabilities
Suppliers	-	-	-	-	-	-	-	-	3,404	-	-	197,610	-	-	530,443	-	731,457
Financing and Loan - principal	11,010,774	7,833,231	1,098,685	2,649,251	3,990,031	-	3,255,042	1,575,088	274,439	289,861	413,477	117,964	-	17,553	577,551	(11,366,085)	21,736,862
National Treasure Credit	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Compulsory Loan	411,488	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	411,488
Bonds	-	-	-	-	207,466	-	-	-	-	-	-	-	-	-	-	-	207,466
Taxes and Social Contribution	-	748,093	13,572	61,777	-	-	-	-	7,022	3,517	48,989	13,827	-	-	-	-	896,797
Income Tax and Social Contribution	83,710	-	-	-	27,646	13,444	-	-	-	-	-	-	-	-	-	-	124,800
Derivatives	-	-	-	-	223,669	-	-	-	-	-	-	-	-	-	-	-	223,669
Reimbursement Obligations –CCC (12,111 Law)	-	-	-	-	-	-	-	-	-	148,351	-	122,225	-	57,209	10,168,433	-	10,496,218
Advance from Clients	-	-	-	-	746,039	-	-	-	-	-	-	-	-	-	-	-	746,039
Estimated Obligations	-	-	107,927	23,140	7,929	-	123,528	-	-	-	-	-	-	-	3,401	-	265,925
Shareholders Remuneration	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Fuel Consumption Account - CCC	465,471	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	465,471
Global Reversal Reserve	7,916,922	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,916,922
Provision for Contingencies	2,606,741	542,539	1,438,293	53,685	543,964	-	161,303	-	84,988	122,931	88,250	8,853	-	23,503	251,789	-	5,926,839
Provision for uncovered liabilities on invested Companies	5,171,185	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,083,710)	1,087,475
Provision for Onerous Contract	-	875,936	1,033,614	108,098	85,860	-	-	-	-	-	-	-	-	-	344,921	-	2,448,429
Post-Employment Benefit (Complementary Pension Fund)	67,553	192,132	549,147	77,195	68,822	-	47,133	31,625	161,319	-	80,322	786	-	1,893	1,363	-	1,279,290
Leasing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,898,412	-	1,898,412
Concessions to Pay - UBP	-	36,975	-	23,639	-	-	-	-	-	-	-	-	-	-	-	-	60,614
Sector Charges	-	84,970	247,377	-	-	-	-	-	-	36,877	33,886	-	-	-	-	-	403,110
Asset Demobilization Obligation (Nuclear Power Plant discontinuation)	-	-	-	-	-	-	1,174,343	-	-	-	-	-	-	-	-	-	1,174,343
Advance for future capital incresae	183,334	36,484	-	62,261	13,330	-	-	20,347	8,085	245	16,416	12,791	-	-	-	(169,959)	183,334
Incentive to personnel Retirement	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Research and Development	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	604,606	1	5,718	28,701	74,167	-	97,603	-	21,033	1,341,930	3,885	109	-	61,279	30,535	(2,111,010)	158,557
NON CURRENT ASSET TOTAL	28,521,784	10,350,361	4,494,333	3,087,747	5,988,923	13,444	4,858,952	1,627,060	560,290	1,943,712	685,225	474,165	-	161,437	13,806,848	(17,730,764)	58,843,517

STOCKHOLDERS’ EQUITY
Capital social	31,305,331	6,531,154	9,753,953	4,295,250	11,563,279	118,054	6,607,258	845,510	726,447	1,325,124	1,256,331	475,789	-	684,204	4,610,171	(48,792,524)	31,305,331
Capital Reserves	26,048,342	5,528,986	4,916,199	-	-	-	-	-	-	-	-	-	-	-	-	(10,445,185)	26,048,342
Profit Reserves	4,334,565	-	-	1,072,411	126,605	3,159	-	2,596	-	-	-	-	-	-	-	(1,204,771)	4,334,565
Additional Dividend Purpose	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Profit/Losses accumulated	918,246	436,477	(2,412,638)	185,078	1,542,853	(9,676)	(1,218,260)	(1,165,022)	(734,727)	(1,475,667)	(1,455,648)	(423,499)	-	(719,326)	(7,724,532)	15,174,587	918,246
Other Comprehensive Income	(1,668,929)	(906,567)	(749,399)	(63,987)	(59,976)	31,686	(18,976)	(56,605)	(164,491)	-	(34,329)	-	-	(1,376)	(2,409)	2,026,429	(1,668,929)
Non - Controlling Shareholders Participation	-	-	-	13,386	-	-	-	-	-	-	-	-	-	-	-	204,279	217,665

STOCKHOLDERS’ EQUITY TOTAL	60,937,555	11,590,050	11,508,115	5,502,138	13,172,761	143,223	5,370,022	(373,521)	(172,771)	(150,543)	(233,646)	52,290	-	(36,498)	(3,116,770)	(43,037,185)	61,155,219

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	94,056,288	23,617,057	17,165,687	9,619,853	21,221,637	157,833	11,699,018	1,907,380	1,298,779	3,358,281	1,252,688	791,877	-	422,393	20,108,496	(64,877,538)	141,799,730

Marketletter 2Q15

Statement of Income on 06/30/14	Eletrobras	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG D	ED Roraima	Amazonas	Eliminations	Total
OPERATING REVENUE	1,462,898	2,939,790	1,730,061	499,765	3,186,277	-	965,415	158,919	474,764	551,869	431,022	173,531	-	94,597	1,642,983	(436,590)	13,875,301
Electric Energy Supply (Sell)	1,434,163	1,469,133	62,957	160,382	1,575,778	-	1,099,005	175,083	-	-	-	-	-	14,584	-	(432,619)	5,558,466
Electric Energy Supply (Generation)	-	7,657	421,533	-	698,639	-	-	-	-	-	-	-	-	-	538,624	-	1,666,453
Short Term Electric Energy	-	856,977	79,764	3,532	948,919	-	-	-	-	-	-	-	-	-	828,404	-	2,717,596
Operation and Maintenance Revenue and Renewed Plants	-	276,607	614,641	-	7,568	-	-	-	-	-	-	-	-	-	-	-	898,816
Construction Revenue	-	7,286	33,165	-	-	-	-	-	-	-	-	-	-	-	18,978	-	59,429
Financial – Return on Investment G	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Financial Effect ITAIPU	81,802	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	81,802
Renewed Lines Operation and Maintenance Revenue	-	-	-	226,183	158,956	-	-	-	-	-	-	-	-	-	-	-	385,139
Operation and Maintenance Revenue	-	384,434	343,182	47,874	(6,621)	-	-	-	-	-	-	-	-	-	-	-	768,869
Construction Revenue - Transmission	-	174,037	466,259	15,669	83,008	-	-	-	-	-	-	-	-	-	-	-	738,973
Financial – Return on Investment T	-	91,348	12,299	93,286	55,225	-	-	-	-	-	-	-	-	-	-	-	252,158
Electric Energy Supply - Distribution	-	-	-	-	-	-	-	-	587,489	616,944	501,571	220,810	-	97,282	280,189	-	2,304,285
Construction Revenue - Distribution	-	-	-	-	-	-	-	-	32,428	85,929	41,378	19,356	-	5,033	160,558	-	344,682
.
Others Operating Revenue	38,328	16,444	6,722	12,752	112,127	-	-	1,764	31,394	33,239	65,556	1,745	-	4,614	135,263	(3,971)	455,977
.
(-) Circulation Taxes	-	-	(53,230)	(184)	(14,332)	-	-	(163)	(117,108)	(109,211)	(119,372)	(43,413)	-	(15,094)	(144,780)	-	(616,887)
(-)Federal Taxes	(91,395)	(233,213)	(132,011)	(50,360)	(259,735)	-	(102,445)	(13,328)	(53,757)	(60,724)	(52,708)	(21,178)	-	(10,796)	(159,449)	-	(1,241,099)
(-) Sector Charges	-	(110,214)	(124,886)	(9,118)	(171,927)	-	(31,145)	(4,437)	(5,634)	(14,308)	(5,290)	(1,838)	-	(971)	(14,615)	-	(494,383)
(-)Others Deductions (including Service tax)	-	(706)	(334)	(251)	(1,328)	-	-	-	(48)	-	(113)	(1,951)	-	(54)	(189)	-	(4,974)
.
OPERATING EXPENSES	(3,536,540)	(2,066,430)	(1,781,253)	(41,569)	(1,579,902)	(15,839)	(1,283,072)	(334,353)	(588,317)	(484,990)	(407,795)	(112,904)	-	(144,686)	(1,742,496)	1,482,557	(12,637,588)
Personnel	(201,713)	(476,666)	(445,533)	(161,685)	(528,648)	(1,155)	(287,661)	(54,775)	(72,659)	(62,471)	(86,107)	(20,304)	-	(32,845)	(179,191)	-	(2,611,413)
Material	(1,306)	(15,215)	(9,989)	(7,267)	(18,786)	(29)	(27,228)	(45,932)	(377)	(2,031)	(1,635)	(563)	-	(479)	(16,097)	-	(146,934)
Services	(50,647)	(333,973)	(81,544)	(47,982)	(108,128)	(334)	(131,012)	(47,168)	(30,982)	(59,503)	(40,743)	(22,254)	-	(9,431)	(112,858)	-	(1,076,559)
Energy purchased for Resale	(1,478,868)	(341,578)	(183,662)	(17,855)	(127,899)	-	-	(125,993)	(367,193)	(190,795)	(221,718)	(60,684)	-	(47,103)	(829,211)	302,484	(3,690,075)
Charges on Electric Energy Grid Usage	-	(201,852)	(375,660)	(5,982)	(265,710)	-	(28,305)	(14,172)	(25,302)	(6,165)	(18,241)	(1,419)	-	-	(28)	174,605	(768,231)
Construction	-	(181,323)	(499,424)	(15,669)	(83,008)	-	-	-	(32,428)	(85,929)	(41,378)	(19,356)	-	(5,033)	(179,536)	-	(1,143,084)
Fuel used for electric energy production - CCC	-	(247,614)	(200,817)	-	(5,635)	-	(158,638)	(5,456)	-	-	-	-	-	(9,801)	(79,328)	-	(707,289)
Remuneration and Reimbursement (Royalties)	-	(67,836)	(6,429)	(2,282)	(151,397)	-	-	-	-	-	-	-	-	-	(3,372)	-	(231,316)
Onerous Contracts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation and Amortization	(3,179)	(105,851)	(51,317)	(64,810)	(222,908)	(8)	(179,880)	(36,487)	(15,945)	(16,547)	(15,359)	(6,645)	-	(4,663)	(56,990)	-	(780,589)
Donations and Contributions	(84,635)	(16,096)	(9,106)	(3,087)	(95)	-	-	-	(43)	(262)	-	-	-	-	-	-	(113,324)
Provisions for Contingencies	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating Provisions	(1,007,763)	(14,999)	86,623	302,482	(6,609)	(13,810)	(73,939)	(2,887)	(1,811)	(7,483)	40,606	17,211	-	(9,823)	52,738	1,063,960	424,496
Realignment Staff Plan	-	-	-	(211)	-	-	(358,401)	-	(600)	-	-	-	-	-	-	-	(359,212)
Others	(708,429)	(63,427)	(4,395)	(17,221)	(61,079)	(503)	(38,008)	(1,483)	(40,977)	(53,804)	(23,220)	1,110	-	(25,508)	(338,623)	(58,492)	(1,434,059)
OPERATING RESULT BEFORE FINANCIAL RESULT	(2,073,642)	873,360	(51,192)	458,196	1,606,375	(15,839)	(317,657)	(175,434)	(113,553)	66,879	23,227	60,627	-	(50,089)	(99,513)	1,045,967	1,237,713
FINANCING REVENUE (EXPENSES)
Revenue from financial Investments	224,584	34,560	151,212	34,227	98,999	2,894	-	724	738	156	278	402	-	529	1,696	-	550,999
Revenue of interest rate, comission and taxes (Loans and Financing)	1,089,346	30,349	-	-	-	-	-	-	-	-	-	-	-	-	-	(570,984)	548,711
Debt Charges	(669,543)	(342,972)	(63,704)	(113,488)	(168,145)	-	(16,957)	(90,317)	(32,972)	(26,158)	(49,779)	(9,983)	-	(1,873)	(75,906)	588,977	(1,072,820)
Charges - Leasing	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(134,605)	-	(134,605)
Indemnities Remuneration – 12,783/13 Law	-	141,073	146,080	52,478	31,838	-	-	-	-	-	-	-	-	-	-	-	371,469
Charges – Marketable Securities Negotiated	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Charges – Shareholders Remuneration	(44,818)	-	-	(12,623)	-	-	-	(2,997)	-	-	-	-	-	-	-	-	(60,438)
Electric Energy moratorium increase	19,301	693	29,747	-	3,322	-	-	-	12,027	14,817	20,488	6,677	-	-	21,187	-	128,259
Net Monetary Update	386,684	(75,299)	5,443	(15,226)	(82,395)	-	(5,853)	-	6,228	(5,753)	(9,170)	(17,835)	-	7,546	739	-	195,109
Net Exchange Update	(209,243)	4,358	-	-	25,177	-	(35,878)	(7,368)	45	-	-	-	-	-	-	-	(222,909)
Ineterest on Equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Others financial revenues and expenses	37,778	(62,814)	26,813	32,096	90,866	(122)	(58,210)	(401)	(23,884)	1,913	3,309	(8,677)	-	(905)	(294,071)	-	(256,309)
FINANCIAL RESULT	834,089	(270,052)	295,591	(22,536)	(338)	2,772	(116,898)	(100,359)	(37,818)	(15,025)	(34,874)	(29,416)	-	5,297	(480,960)	17,993	47,466
RESULTS OF INVESTMENTS IN SUBSIDIARIES	2,120,831	44,175	(39,500)	(105,093)	58,597	3,555	-	-	-	-	-	-	-	-	-	(1,953,921)	128,644
OPERATING RESULT	881,279	647,483	204,899	330,567	1,664,634	(9,512)	(434,555)	(275,793)	(151,371)	51,854	(11,647)	31,211	-	(44,792)	(580,473)	(889,961)	1,413,823
Others Expenses and Revenues	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
RESULT BEFORE INCOME TAX, SOCIAL CONTRIBUTION, EMPLOYEES PARTICIPATION AND MANAGEMENT AND THE MINORITY PARTICPATION	881,279	647,483	204,899	330,567	1,664,634	(9,512)	(434,555)	(275,793)	(151,371)	51,854	(11,647)	31,211	-	(44,792)	(580,473)	(889,961)	1,413,823
Current Income Tax and Social Contribution	-	(117,553)	-	(3,279)	(111,902)	(164)	(25,178)	-	-	(13,743)	(2,522)	-	-	-	-	-	(274,341)
Deferred Income Tax and Social Contribution	-	(93,453)	41,343	(140,737)	(9,879)	-	-	-	-	-	-	-	-	-	-	-	(202,726)
Fiscal Incentives Revenue	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
RESULT BEFORE PARTICIPATION	881,279	436,477	246,242	186,551	1,542,853	(9,676)	(459,733)	(275,793)	(151,371)	38,111	(14,169)	31,211	-	(44,792)	(580,473)	(889,961)	936,756
Minority Participation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	881,279	436,477	246,242	186,551	1,542,853	(9,676)	(459,733)	(275,793)	(151,371)	38,111	(14,169)	31,211	-	(44,792)	(580,473)	(889,961)	936,756

Marketletter 2Q15

Cash Flow on 06/30/14	FURNAS	CHESF	ELETROSUL	ELETRONORTE	ELETRONUCLEAR	CGTEE	ELETROPAR	CEAL	CERON	CEPISA	RORAIMA	CELG	ED ACRE	AMAZONAS
Operating Activities
Profit (loss) before income tax and social contribution	330,567	204,899	330,567	1,664,634	-434,555	-275,793	-9,511	-196,796	51,854	-34,400	-20,588		14,517	-531,916
Adjustments to conciliate the profit with the cash generated by operations
Depreciation and amortization	64,810	51,318	64,810	222,908	179,880	39,071	8	15,945	16,547	15,359	4,663		6,645	56,990
Monetary and currency variation	(27,599)	(151,523)	(27,599)	25,380	41,731	7,368	-	(6,273)	5,753	491	-		17,835	(739)
Financing charges	70,986	63,704	70,986	168,145	16,957	80,232	-	32,972	26,158	39,763	2,400		9,983	210,511
Equity Method	105,093	39,500	105,093	(58,597)	-	-	(3,555)	-	-	-	-		-	-
Provision for uncovered liability	-	-	-	-	-	-	-	-	-	-	-		-	-
Provision for doubtful credit liquidation	(55)	22,598	(55)	2,318	-	-	-	5,825	13,075	(64,941)	14,269		(10,371)	(27,834)
Provisions for contingencies	(2,623)	99,653	(2,623)	(45,025)	66,224	2,887	-	1,515	(5,592)	24,335	(4,446)		854	(24,904)
Provision for staff realignment	211	(12,919)	211	-	358,401	-	-	600	-	-	-		-	-
Provision (reversal) for loss with Investment	-	107,142	-	-	-	-	-	-	-	-	-		-	-
Provision for reduction on recoverable amount of Investment (Impairment)	-	84,621	-	-	154	-	13,810	-	-	-	-		(6,895)	-
Provision for onerous contracts	(299,795)	(400,637)	(299,795)	-	-	-	-	-	-	-	-		-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-	-	-	-		-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-	-	-	-		-	-
Adjustment to Present Value / Market Amount (Sum into Others)	3,624	-	3,624	-	38,000	-	-	(100)	-	-	-		-	-
Minority Participation in Result	-	-	-	-	-	-	-	-	-	-	-		-	-
Charges on Shareholders funds	12,623	-	12,623	-	-	2,997	-	-	-	-	-		-	-
Financial Asset Revenue by IRR	(93,286)	(12,299)	(93,286)	(55,225)	-	-	-	-	-	-	-		-	-
Derivatives	-	-	-	(47,485)	-	-	-	-	-	-	-		-	-
Others	(270,311)	(25,702)	(270,311)	4,283	213,585	52,294	(165)	382,967	23,303	9,370	529		2,368	4,412
(Increase) decrease on operating asset/liability	(39,765)	(165,541)	(39,765)	186,650	(308,511)	(59,942)	(1,545)	(294,461)	(107,519)	12,423	18,510		14,388	351,204
Cash from Operating Activities	(145,520)	(95,186)	(145,520)	2,067,986	171,866	(150,886)	(958)	(57,806)	23,579	2,400	15,337		49,324	37,724
Payment of financial charges	(112,705)	(42,956)	(112,705)	(153,403)	(33,299)	(13,206)	-	(895)	(23,732)	-	(1,727)		(3,581)	(62,648)
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-	-	-	-		-	-
Financial charges receivable	239	-	239	-	-	-	-	-	-	-	-		-	-
Remuneration from equity investments received	-	12,856	-	7,554	-	-	3,229	-	-	-	-		-	-
Annual allowed Revenue Receiving (Financial Asset)	389,173	(440,259)	389,173	81,846	-	-	-	-	-	-	-		-	-
Financial Asset Indemnities Receiving	83,657	275,588	83,657	70,878	-	-	-	-	-	-	-		-	-
Payment of income tax and social contribution	(20,899)	(18,440)	(20,899)	(56,763)	(23,299)	-	-	-	-	(2,522)	-		-	-
Complementary security fund payment	-	(68,236)	-	-	-	-	-	-	-	-	-		-	-
Payment of lawsuit contingencies	-	(22,158)	-	(510)	-	-	-	-	-	(8,012)	-		-	-
Lawsuit Deposits	(1,105)	(6,315)	(1,105)	(59,271)	(5,460)	394	-	-	4,210	-	-		-	(46,512)
Net Cash from Operating Activities	192,840	(336,870)	192,840	1,958,317	109,808	(163,698)	2,272	(58,701)	4,057	(8,134)	13,610		45,743	(71,436)
Financing Activities
Loans and financing obtained	950	400,000	950	-	800,863	245,243	-	136,740	102,834	72,504	18,403		22,176	341,955
Loans and financing payable - principal	(159,134)	(29,105)	(159,134)	(505,099)	(23,604)	(18,529)	-	(41,048)	(35,658)	(22,372)	(3,111)		(14,826)	(107,302)
Payment to Shareholders	(320)	-	(320)	(406,535)	-	-	(3,203)	-	-	-	-		-	-
Payment of refinancing of taxes and contributions - Principal
Reposition of Global Reversal reserve	-	-	-	-	-	-	-	-	-	-	-		-	-
Receiving of advance for future capital increase	-	(213,601)	-	-	-	13,794	-	-	-	785	-		-	-
Amount received on bonds emission
Payment to Pension Fund	(16,224)	-	(16,224)	-	-	-	-	(1,601)	-	-	-		-	-
Others	(5,703)	-	(5,703)	-	(10,174)	-	-	-	-	(13,831)	-		-	-
Net Cash from Financing Activities	(180,431)	157,294	(180,431)	(911,634)	767,085	240,508	(3,203)	94,091	67,176	37,086	15,292		7,350	234,653
Investment Activities
Financing and Loans Concessions	-	-	-	-	-	-	-	-	-	-	-		-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-	-	-	-	-	-		-	-
Receiving of credit energy renegotiated	-	-	-	-	-	-	-	-	-	-	-		-	-
Acquisition of fixed assets	(42,680)	(67,335)	(42,680)	(35,960)	(640,700)	(68,209)	-	(1,262)	(577)	(836)	(113)		(265)	(6,158)
Acquisition of intangible assets	(436)	(1,610)	(436)	-	(10,407)	(31)	(6)	(4,193)	(5,500)	(860)	(239)		(1,151)	(4,620)
Acquisition of concession assets	(15,668)	-	(15,668)	(87,457)	-	-	-	(28,236)	(82,613)	(39,682)	(4,560)		(20,180)	(170,355)
Concession for advance of future capital increase	(56,172)	-	(56,172)	(265,310)	-	-	-	-	-	-	-		-	-
Acquisition/Contribution of capital in equity participation	(276,643)	(497,500)	(276,643)	(226,355)	-	-	-	-	-	-	-		-	-
Net cash flow in controlled CELG acquisition	-	-	-	-	-	-	-	-	-	-	-		-	-
Others	5	666,429	5	(295,407)	(176,766)	-	-	(298)	-	-	-		-	-
Net Cash from investments activities	(391,594)	99,984	(391,594)	(910,489)	(827,873)	(68,240)	(6)	(33,989)	(88,690)	(41,378)	(4,912)		(21,596)	(181,133)
.
Increase (decrease) in cash and cash equivalents	(379,185)	(79,592)	(379,185)	136,194	49,020	8,570	(937)	1,401	(17,457)	(12,426)	23,990		31,497	(17,916)
Cash and cash equivalent – beginning of period - 12/31/14	773,711	841,111	773,711	395,324	6,917	17,103	54,240	25,646	40,894	22,450	7,502		18,098	84,656
Cash and cash equivalent – end of period – 06/30/15	394,526	693,283	394,526	409,058	55,937	25,673	53,303	27,047	23,437	10,024	31,490		49,595	66,740
	(379,185)	(147,828)	(379,185)	13,734	49,020	8,570	(937)	1,401	(17,457)	(12,426)	23,988		31,497	(17,916)

Marketletter 2Q15

IV.2 Financial Informations and Result Analysis of Eletrobras Companies

Company	Net Operating Revenue (R$ Million)		Service Result (R$ Million)		Profit/Loss of Period (R$ Million)		EBITDA (R$ Million)		Margin EBITDA (%)
	1S15	1S14	1S15	1S14	1S15	1S14	1S15	1S14	1S15	1S14
Eletronorte	2.988	3.186	463	1.606	109	1.543	742	1.888	25	59
Chesf	1.824	1.730	42	-51	500	246	99	-39	5	-2
Furnas	3.066	2.940	587	873	206	436	593	1.023	19	35
Eletronuclear	972	965	114	-318	-14	-460	297	-138	31	-14
Eletrosul	768	500	63	458	-235	187	-21	418	-3	84
CGTEE	175	159	-129	-175	-292	-276	-89	-139	-51	-87

Company	Net Operating Revenue (R$ Million)		Service Result (R$ Million)		Profit/Loss of Period (R$ Million)		EBITDA (R$ Million)		Margin EBITDA (%)
	1S15	1S14	1S15	1S14	1S15	1S14	1S15	1S14	1S15	1S14
ED Acre	181	174	-12	61	-37	31	-4	67	-2	39
ED Alagoas	658	475	31	-114	-70	-151	48	-98	7	-21
ED Amazonas Energia	1.836	1.643	-43	-100	-631	-580	84	-43	5	-3
ED Piauí	621	431	-1	23	-69	-14	16	39	3	9
ED Rondônia	571	552	39	67	-17	38	57	83	10	15
ED Roraima	120	95	-88	-50	-101	-45	-83	-45	-69	-48
Celg D	2.282		-70		-391		-11		0	-

Marketletter 2Q15

IV.2.1 Financing and Loans – R$ Million

Financing and Loans

Local Currency (LC) +  Foreign Currency (FC)

Empresa Eletrobras	Eletrobras (a)							Others Creditors (b)							Total (a+b)
	2015	2016	2017	2018	2019	2020	After 2020	2015	2016	2017	2018	2019	2020	After 2020
Eletronorte	175.76	316.22	315.80	262.42	237.39	229.64	1,554.41	109.99	181.69	106.00	104.18	104.00	101.93	898.49	4,697.92
Chesf	6.30	12.56	10.14	7.04	-	-	-	151.50	270.47	270.47	270.47	95.47	22.09	-	1,116.53
Furnas	331.00	218.00	488.00	473.00	451.00	470.00	2,576.00	253.00	109.00	587.00	1,513.00	554.00	554.00	448.00	9,025.00
Eletronuclear	33.95	60.22	108.40	135.64	138.11	138.11	836.56	1,081.96	36.53	77.27	83.23	89.67	96.59	2,683.30	5,599.54
Eletrosul	107.14(1)	103.17	235.75	240.18	235.92	225.59	873.32	172.27(1)	97.03	166.65	162.03	140.11	120.75	480.25	3,360.16
CGTEE	84.01	256.37	230.82	232.59	235.53	225.45	1,007.48	-	-	-	-	-	-	-	2,272.25
Itaipu Binacional	231.14	485.21	516.78	550.79	587.18	626.37	1,024.92	400.64	838.11	896.20	956.24	1,020.23	1,088.95	2,846.36	12,069.12
ED Acre	51.16	42.12	19.69	29.02	22.06	67.16	33.65	-	-	-	-	-	-	-	264.86
ED Alagoas	276.00	119.00	156.00	130.00	97.00	89.00	173.00	-	-	-	-	-	-	-	1,040.00
ED Amazonas Energia	652.70	198.50	313.20	260.20	208.40	196.40	318.20	-	-	-	-	-	-	-	2,147.60
ED Piauí	192.17	288.17	128.61	50.36	23.71	7.56	365.63	-	1.00	3.01	3.01	3.01	3.01	27.35	392.98
ED Rondônia	53.20	126.00	153.80	123.10	91.10	66.50	123.90	-	-	-	-	-	-	-	737.60
ED Roraima	5.54	5.48	6.02	6.13	5.03	4.57	8.57	-	-	-	-	-	-	-	41.34
Celg D	38,927.00	43,597.00	9,341.00	8,335.00	3,306.00	3,306.00	11,570.00	220,256.00	344,522.50	257,172.00	139,666.00	60,099.00	25,743.00	73,741.00	1,239,581.50
(1)Balance of the current liability

Marketletter 2Q15

IV.2.2 Analysis Results of Generation and Transmission Companies

IV.2.2.1 Eletronorte

The Company presented in 2Q15 a net result 83% lower than reported in the previous quarter, from a R$ 131 million profit in the 1Q15 for a R$ 21.8 million profit in 2Q15, mainly due to the factors described below.

Operating Revenue

Generation

The electric energy supply decreased by 3.5%, from R$ 990 million in 1Q15 to R$ 956 million in 2Q15, mainly due to seasonality energy sold in 1Q15.

Operating Expense

The spending on personnel, materials and services increased by 5.2%, from R$ 324 million in 1Q15 to R$ 340 million in 2Q15, mainly due to increased consumption bill of materials and third-part related services (manpower) contracted in the amount of R$ 10 million and R$ 12 million, respectively.

The electric energy purchased for resale increased by 29.2%, from R$ 409 million in 1Q15 to R$ 528.6 million in 2Q15, mainly due to the reduction in the average PLD price in the period, from R$ 369/MWh in 1Q15 to R$ 208/MWh in 2Q15, besides the reduction in the volume of electricity purchased.

The fuel for electricity production increased by 369.6%, from a neutral result in 1Q15 to an expense of R$ 68 million in 2Q15, mainly due to amounts related to purchase of fuel not reimbursed by the CCC account in 2Q15.

Financial Result

The debt charges increased by 138.4%, from R$ 79 million in 1Q15 to R$ 189 million in 2Q15, mainly due to the recognition of monetary restatement of dividends payable.

Marketletter 2Q15

The net monetary variations decreased by 422.6%, from a net expense of R$ 31 million in 1Q15 to R$ 162 million in 2Q15, mainly due to the reduction of the company's debt balances.

The account other financial income increased by 23.3%, from R$ 30 million in 1Q15 to R$ 37 million in 2Q15, mainly due to the recognition of interest income on the acquisition of equity interest and assets and liabilities of Eletrosul Centrais Elétricas SA in the amount of R$ 169 million.

The account other financial expenses decreased by 44%, from R$ 75 million in 1Q15 to R$ 42 million in 2Q15, mainly due to the decrease in losses on derivatives that in 1Q15 was R$ 54 million, while in 2Q15 was R$ 41 million.

The remuneration of indemnities presented a redution by 54%, from R$ 54 million in 1Q15 to R$ 25 million in 2Q15, mainly due to the restatement on the overdue amounts owed by the Government regarding the renewed concessions.

Equity Interests

The income from equity investments decreased by 51%, from a profit of R$ 38 million in 1Q15 to a profit of R$ 19 million in 2Q15, mainly due to the adjustment in shareholders' equity of the investee Green Line Transmitter SA Energy in 1Q15 in the amount of R$ 24 million.

IV.2.2.2 Chesf

The Company presented in 2Q15 a profit 70.6% lower than the one reported in the previous quarter, from a R$ 386.4 million profit in 1Q15 to a R$ 113.4 million profit in 2Q15, mainly due to the factors described below.

Operating Revenue

The company's operating revenue of R$ 908.9 million remained at the same level as in the first quarter of the year, R$ 915 million.

Generation

The electricity supply increased by 0.6%, from R$ 34 million in 1Q15 to R$ 34.2 million in 2Q15, mainly due to movement in the auction contracted in the Free Market Environment - ACL.

Marketletter 2Q15

The supply of electricity decreased by 6.0%, from R$ 239.7 million in 1Q15 to R$ 225.4 million in 2Q15, mainly due to entry of new contracts.

The short-term electric energy decreased by 22.2%, from a R$ 148.1 million revenue in the 1Q15 to a R$ 115.2 million revenue in 2Q15, due to reduced dispatch order by the National Operator System – ONS in Camaçari plant.

Transmission

The revenues from the transmission system (operation and maintenance) remained at the same level as the previous quarter.

Operating Expenses

The spending on personnel, materials and third-part related services increased by 16.6%, from R$ 247.9 million in 1Q15 to R$ 289.1 million in 2Q15, mainly due to variation under post-employment benefits and personal promotion in the period.

The electric energy purchased for resale decreased by 11.7%, from R$ 81.6 million in 1Q15 to R$ 72 million in 2Q15, mainly due to reduced purchasing power volume of ESBR Participações under contract.

The operating provisions increased by 1,304.2%, from a provision of R$ 12 million in 1Q15 to R$ 168.5 million in 2Q15, mainly due to the recognition of provisions relating to civil, notably on the K-factor (construction of HPU Xingó).

Financial Result

The remuneration of the indemnities of Law 12,783/13 decreased by 21.3%, from R$ 226.3 million in 1Q15 to R$ 178 million in 2Q15, mainly due to the reduction in the value of indemnities to receive.

Equity Interests

Marketletter 2Q15

The result from equity investments increased by 220.8%, from a loss of R$ 13.8 million in 1Q15 to a revenue of  R$ 16.7 million in 2Q15, mainly due to a decrease in income from equity Chesf on its investment in Sustainable Energy of Brazil - HPU Jirau.

IV.2.2.3 Furnas

The Company presented in 2Q15 a net profit 149.6% lower than reported in the previous quarter, from R$ 411 million profit in 1Q15 to a loss of R$ 204 million in 2Q15, mainly due to the factors described below.

Operating Revenue

Generation

The short-term energy decreased by 101%, from R$ 260 million in 1Q15 to a net expense of R$ 2 million in 2Q15, mainly due to higher allocation of energy sales (seasonality) in 1Q15.

Transmission

The operating and maintenance revenues increased by 15%, from R$ 233 million in 1Q15 to R$ 268 million in 2Q15, mainly due to the increase in revenues of contract 062.

Operating Expenses

The spending on personnel, materials and third-party services fell by 14.5%, from R$ 386 million in 1Q15 to R$ 330 million in 2Q15, mainly due to the reduction in expenses with personnel (employees and contractors) according to the payment upfront of the first part of the 13th salary in 1Q15.

The electric energy purchased for resale increased by 146.6% from R$ 148 million in 1Q15 to R$ 365 million in 2Q15, mainly due to higher allocation of energy sales (seasonality) in 1Q15.

The operating provisions increased by 425%, from a reversal of R$ 59 million in 1Q15 to a provision of R$ 310 million in 2Q15, mainly due to the increase in R$ 35 million in labor provisions, R$ 117 million in Tax and R$ 109 million in Other (Civil, Environmental and Regulatory).

Marketletter 2Q15

Financial Result

The net exchange variations decreased by 43%, from a net expense of R$ 27 million in 1Q15 to a net revenue of R$ 20 million in 2Q15, mainly due to currency devaluation of long-term loans in foreign currency with BID (US Dollar) and Eximbank (Yen).

The account other financial income increased by 1,915%, from R$ 6 million in 1Q15 to R$ 113 million in 2Q15, mainly due to the receipt of contractual fines in April/2015 of R$ 106 million related to advances to suppliers ENGEVIX, INVERALL, ANDRITZ HIDRO and PRÁTICA ENGENHARIA.

The remuneration from indemnities was reduced by 25%, from R$ 163 million in 1Q15 to R$ 123 million in 2T15, mainly due to the variation of IPCA in the period together with the reduction of the outstanding balance resulting in a reduction in the amount of interest and in monetary variation of the installments.

Equity Interests

The income from equity investments decreased by 137%, from a loss of R$ 31 million in 1Q15 to a loss of R$ 75 million in 2Q15, mainly due to the reduction of MEP between the 1st and 2nd quarters of the following SPEs: Madeira Energia (R$ 26,593 thousand) and Teles Pires Participações (R$ 14,749 thousand).

IV.2.2.4 Eletrobras Eletronuclear

The Company had a net result in 2Q15 211.4% lower than reported in the previous quarter, from a R$ 123 million profit in 1Q15 to a loss of R$ 137 million in 2Q15, mainly due to the factors described below.

Operating Revenue

Generation

The electricity supply was reduced by 6%, from R$ 569 million in 1Q15 to R$ 534 million in 2Q15, mainly due to adjustments made due to the lower generation in prior years (variable portion).

 Operating Expense

Marketletter 2Q15

The spending on personnel, materials and services increased by 14%, from R$ 205 million in 1Q15 to R$ 234 million in 2Q15, mainly due to increased material costs and service due to the scheduled stoppage of Angra 1.

The fuel for electricity production decreased by 19%, from R$ 88 million in 1Q15 to R$ 72 million in 2Q15, mainly due to reduced consumption due to the scheduled stoppage of Angra I.

Financial Result

The net exchange variations decreased by 279% from a net income of R$ 66 million in 1Q15 to a net expense of R$ 118 million in 2Q15, mainly due to increased debt in USD of the company.

The account other financial income increased by 114%, from R$ 73 million in 1Q15 to a reversal of R$ 10 million in 2Q15, mainly due to the adjustment to present value and remuneration of the decommissioning fund in the period.

IV.2.2.5 Eletrosul

The Company had a net result in 2Q15 542.5% lower than reported in the previous quarter, from R$ 69 million in 1Q15 to a loss of R$ 305.3 million in 2Q15, mainly due to the factors described below.

Operating Revenue

Generation

The revenues from the generation segment remained at the same level in the previous quarter, R$ 174.5 million in 2Q15, against R$ 179.5 million in 1Q15. This reduction is mainly explained by a change in sales as concession contracts, and a decrease of 4.0% in energy sold in the spot market (CCEE) arising from the acquired energy of HPU Jirau. This energy comes from the Power Purchase Agreement - PPA signed with SPE ESBR, which the company holds 20% stake.

Marketletter 2Q15

Transmission

The transmission segment revenues (operation and maintenance) remained at the same level as the previous quarter.

The construction revenue increased by 93.4%, from R$ 16.4 million in 1Q15 to R$ 31.7 million in 2Q15, which has correspondence of equal value in the construction expense, not affecting the company's results. Increased mainly due to construction projects related to Auction 004/2014 (Concession Agreement Aneel 01/2015).

Operating Expenses

The operating expenses in 2Q15 remained at the same level as the 1Q15, with an increase of 1.7%. Electric energy purchased for resale was the main item of variation, which decreased by 33.6%, from an expense of R$ 63.5 million in 1Q15 to an expense of R$ 42.2 million in 2Q15. This decrease is related mainly to the lower purchasing power due to the Power Purchase Agreement - PPA signed with the SPE ESBR, to service the requirement in hiring BNDES financing for the SPE.

Financial Result

The net financial result fell by 32.5%, from an expense of R$ 48.8 million in 1Q15 to an expense of R$ 32.9 million in 2Q15, mainly due to higher revenue from updates on the plots delay of indemnities relating to renewal of concessions. Partially offset by the 8.4% increase in charges on loans and financing (corrected by inflation index) and a reduction in the balance of payment of compensation of 12,783 Law in 15.2%, from R $ 52 million in 1Q15 to R$ 44 million in 2Q15 due to decrease in accounts receivable.

Equity Interests

The equity investments fell by 76.3%, from a loss of R$ 601 million in 1Q15 to a loss of R$ 142.2 million in 2Q15. This variation is due primarily to the increase in losses of SPEs ESBR (HPU Jirau), the Wind Power Plant Chui Holding, Livramento and Santa Vitória and the transmitor TSBE.

IV.2.2.6 CGTEE

The Company had a net loss in 2Q15 25% lower than reported in the previous quarter, from a loss of R$ 167 million in 1Q15 to a loss of R$ 125 million in 2Q15, mainly due to the factors described below.

Marketletter 2Q15

Operating Revenue

The electric power supply revenue decreased by 52% compared to the previous quarter, from R$ 129 million in 1Q15 to R$ 62 million in 2Q15. This reduction was mainly because the Company continues without billing the 1st New Energy Auction, which has its balance shot by reimbursements to distributors. The amount of revenue in the first quarter was higher than in the second quarter depending on the Company's credit to settlements in the CCEE, bigger in the 1st quarter.

Operating Expenses

The electric energy purchased for resale decreased by 103%, from an expense of R$ 99 million in the 1Q15 to R$ 3 million in 2Q15, mainly due to the reversal of provisions made on the basis of reimbursement in Candiota III contracts.

Financial Result

The financial results of the 2Q15 remained at the same level as the result of 1Q15, with an improvement of 2%. The account debt charges was the main item of variation, which decreased by 5.4%, from an expense of R$ 78 million in 1Q15 to an expense of R$ 74 million in 2Q15. This decrease is related primarily to lower debt balance.

IV.2.2.7 Eletropar

The Company presented in 2Q15 a net profit 39% lower than reported in the previous quarter, from a R$ 1.4 million profit in 1Q15 to R$ 0.8 million in 2Q15, mainly due to the factors described below.

Operating Expenses

Spending on personnel, materials and third-party services increased by 2.4%, from R$ 0.83 million in 1Q15 to R$ 0.85 million in 2Q15, mainly due to higher personnel expenses, third-part related services and rents.

Marketletter 2Q15

Financial Result

It remained at the same level as the previous quarter.

Equity Interests

The result from equity investments declined by 56.8%, from R$ 0.9 million in 1T15 to R$ 0.4 million in 2T15 due to the recognition of equity earnings lower than calculated in the 1T15 in the investee EMAE.

IV.2.3 Analysis of the Results of Distribution Companies

IV.2.3.1 Amazonas Energia

The Company presented in 2Q15 a net loss 523.6% higher than that registered in the previous quarter, from R$ 87.3 million in 1Q15 to R$ 544.1 million in 2Q15, mainly due to the factors described below.

Operating Revenue

The short-term electricity increased 17.7%, from a R$ 385 million in 1Q15 to R$ 544 million in 2Q15, mainly due to the interconnection of the company to the national interconnected system and the dispatch of thermal plants.

Operating Expense

The spending on personnel, materials and third-part related services increased by 12%, from R$ 150.7 million in 1Q15 to R$ 168.8 million in 2Q15, mainly due to new hires occurred in 2Q15.

The electric energy purchased for resale increased by 77.9%, from an expense of R$ 255 million in 1Q15 to an expense of R$ 454 million in 2Q15, mainly due to the fact that the company be with negative financial exposure, or is, the PLD applied in northern submarket was lower than applied in other submarkets, where energy is acquired.

Financial Result

Marketletter 2Q15

The debt charges increased by 153.4%, from R$ 282 million in 1Q15 to R$ 434 million in 2Q15, mainly due to debt installments with fuel suppliers, which are monetary updated by the Selic rate (interest rate).

IV.2.3.2 Eletrobras Distribuição Acre

The Company had a net loss in 2Q15 107.6% lower than reported in the previous quarter, from R$ 40 million in 1Q15 to R$ 3 million in 2Q15, mainly due to the factors described below.

Operating Revenue

The supply of electricity increased by 30%, from R$ 109 million in 1Q15 to R$ 141 million in 2Q15, mainly due to the increase caused by the extraordinary tariff adjustment, as follows: 40% Industrial class and 20% in class low voltage, the effects of which started on March 2015, as well as tariff flag from January of this year.

Operating Expense

Spending on personnel, materials and third-part related services decreased by 4.5%, from R$ 22 million in 1Q15 to R$ 21 million in 2Q15, mainly due to reduction in outsourced services due to lower demand in the service duty as a result of heavy rains and floods and the 1Q15.

The electric energy purchased for resale decreased by 35%, from R$ 65 million in 1Q15 to R$ 42 million in 2Q15, mainly due to the sale of energy remains contracted in the market between the 1Q15 and 2Q15.

Financial Result

The net monetary update decreased by 279%, from an expense of R$ 2 million in 1Q15 to an expense of R$ 6 million in 2Q15, mainly due to debt renegotiation with Eletrobras and a reversal of R$ 4 million invested.

Others financial expenses increased 461%, from R$ 1 million in 1Q15 to R$ 8 million in 2Q15, mainly due to registers adjustments in previous periods.

Marketletter 2Q15

 IV.2.3.3 Eletrobras Distribuição Alagoas

The Company presented in 2Q15 a net profit 8.4% lower than reported in the previous quarter, from R$ 11 million in 1Q15 to a loss of R$ 80.5 million in 2Q15, mainly due to the factors described below.

Operating Revenue

The supply of electricity increased by 11.9%, from R$ 427 million in 1Q15 to R$ 478 million in 2Q15, mainly due to the tariff readjustment in 4.66% as of 03/02/2015, a increase of 2,939 consumer units and increased provision CVA to plead ANEEL in August 2015.

Operating Expense

The spending on personnel, materials and third-part related services increased by 21%, from R$ 48 million in 1Q15 to R$ 58 million in 2Q15, mainly due to the accounting for prior months of invoices relating to third-part services.

The electric energy purchased for resale decreased by 9%, from R$ 201 million in 1Q15 to R$ 183.5 million in 2Q15, mainly due to the increase in involuntary exposure in the spot market.

Financial Result

The moratorium increase over energy sold increased 251.2%, from a R$ 2 million in 1Q15 to a R$ 8 million in 2Q15, due to the receiving of late invoices on electricity sold.

The main component of the company's financial result was the adjustment over the regulatory asset provision related to the CVA, which decreased by 144.7%, from a R$ 24 million revenue in 1Q15 to an expense of R$ 11 million in 2Q15.

IV.2.3.4 Eletrobras Distribuição Piauí

The Company presented in 2Q15 a net loss 183.3% higher than that recorded in the previous quarter, from R$ 18 million in 1Q15 to R$ 51 million in 2Q15, mainly due to the factors described below.

Operating Revenue

Marketletter 2Q15

The supply of electricity increased by 6%, from R$ 382 million in 1Q15 to R$ 405 million in 2Q15, mainly due to the occurrence of the red flag and the extraordinary tariff review (TEN / 2015) of 3.21% paid in 2Q15.

Operating Expense

The spending on personnel, materials and third-part related services increased by 27%, from R$ 53 million in 1Q15 to R$ 67 million in 2Q15, mainly due to the increase in third-part services in maintenance contracts and maintaining networks, reading, billing and delivery of bills.

The electricity purchased for resale increased by 17%, from R$ 169 million in 1Q15 to R$ 198 million in 2Q15, mainly due to the re-recording of the spot market - Proceeding No. 2,590/2015.

The electric network usage charges decreased by 82%, from R$ 15 million in 1Q15 to R$ 3 million in 2Q15, mainly due to the adjustment in accounting tariff flags as Letter 021/2015 - ANEEL.

Financial Result

The debt charges fell by 93.4%, from R$ 61 million in 1Q15 to R$ 4 million in 2Q15, mainly due to adjustments made in 2Q15 (chargebacks of releases made in 1Q15).

IV. 2.3.5 Eletrobras Distribuição Rondônia

The Company presented in 2Q15 a net profit 163% higher than reported in the previous quarter, from a loss of R$ 45 million in 1Q15 to R$ 28 million in 2Q15, mainly due to the factors described below.

Operating Revenue

The supply of electricity increased by 1%, from R$ 364.5 million in 1Q15 to R$ 368.3 million in 2Q15, mainly due to the tariff flags and energy over-coming of Termonorte II.

Marketletter 2Q15

Operating Expense

The spending on personnel, materials and third-part related services decreased by 6.5%, from R$ 59.5 million in 1Q15 to R$ 56 million in 2Q15, mainly due to reduced spending on cross-functional teams.

The electricity purchased for resale decreased by 34%, from R$ 180 million in 1Q15 to R$ 118.5 million in 2Q15, mainly due to the reduction in the registers of Termonorte II cost and energy credits related to Law 12,111/2009.

Financial Result

Others financial income increased by 1,756.2%, from R$ 3.2 million in 1Q15 to R$ 59.4 million in 2Q15 mainly due to upgrade of CCC credits (Fuel Consumption Account).

IV. 2.3.6 Eletrobras Distribuição Roraima

The Company presented in 2Q15 a net loss 88.6% higher than that registered in the previous quarter, from R$ 35 million in 1Q15 to R$ 66 million in 2Q15, mainly due to the factors described below.

Operating Revenue

The supply of electricity decreased by 31.9%, from R$ 74.7 million in 1Q15 to R$ 50.9 million in 2Q15, mainly due to the reduction in consumption that occurred in the 2Q15.

Operating Expenses

The spending on personnel, materials and third-part related services increased by 3.9%, from R$ 19 million in 1Q15 to R$ 20 million in 2Q15, mainly due to increased use of third-part services in 2Q15.

The operational provisions fell by 38.6%, from R$ 30 million in 1Q15 to R$ 18.5 in 2Q15 mainly due to lower register of doubtful accounts provision.

Financial Result

Marketletter 2Q15

The Increase Moratorium increased by 100%, now representing an expenditure only in 2Q15 in the amount of R$ 10 million, primarily due to interest and fines on energy purchased for resale.

The net monetary update decreased by 164.3%, from a R$ 7 million in 1Q15 to an expense of R$ 4.5 million in 2Q15, mainly due to debt update term with suppliers.

IV. 2.3.7 Celg D

The Company presented in 2Q15 a net loss of 68.3% lower than reported in the previous quarter, from R$ 297 million in 1Q15 to R$ 94 million in 2Q15, mainly due to the factors described below.

Operating Revenue

The supply of electricity increased by 7.9%, from R$ 1,572.5 million in 1Q15 to R$ 1,697.6 million in 2Q15, mainly due to the implementation of tariff flags.

Operating Expense

The spending on personnel, materials and third-part related services increased by 0.1%, from R$ 197.7 million in 1Q15 to R$ 197.8 million in 2Q15, mainly due to new hires occurred in 2Q15.

The electricity purchased for resale decreased by 3.5%, from R$ 778 million in 1Q15 to R$ 725 million in 2Q15 due to reduced consumption of electricity.

The electric network usage charges increased by 3%, from R$ 42.5 million in 1Q15 to R$ 43.5 million in 2Q15.

Financial Result

The debt charges increased by 125%, from R$ 24 million in 1Q15 to R$ 54 million in 2Q15, mainly due to new funding occurred.

Marketletter 2Q15

V. Market Data of Eletrobras Companies

V.1 Installed Capacity – MW

Empresas Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	SPE under O&M Regime (d)	Physical Aggregation 2015	Total (a+b+c+d)
Eletrobras Holding(1)	-	-	13	-	-	13
Eletronorte	9,281	78	121	-	-	9,480
Chesf	1,401	9,215	588	-	90	11,203
Furnas	4,212	4,617	1,645	403	-	10,878
Eletronuclear	1,990	-	-	-	-	1,990
Eletrosul	428	-	700	-	164	1,128
CGTEE(2)	670	-	-	-	-170	670
Itaipu Binacional	7,000	-	-	-	-	7,000
Distribution Companies	2,207	-	-	-	-	2,207
Total	27,189	13,910	3,067	403	84	44,569

(1)The Artilleros wind farm was not included, because its na enterprise abroad.

(2) Plants out of commercial operation

V.2 Transmission Lines - Km

Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2015	Total (a+b+c)
Eletronorte	710	10,005	2,072	602	12,786
Chesf	1,129	18,596	1,189	122	20,914
Furnas	1,148	18,759	1,361	0	21,267
Eletrosul	1,258	9,838	1,083	-500	12,179
Distribution Companies	701	-	-	-	701
Total	4,946	57,198	5,704	225	67,848

Marketletter 2Q15

VI. Generation Data – Asset under Integral Responsability

VI.1 Installed Capacity - MW

VI.1.2 Generation Assets and Generated Energy

VI.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy MWh
							1Q15	2Q15
Eletronorte	Complexo de Tucuruí	PA	Nov/84	Jul/24	8,535.00	4,140.00	10,800,855.04	13,267,920.20
	HPU Samuel	RO	Jul/89	Sep/29	216.75	92.7	315,530.08	307,776.83
	HPU Curuá-Una	PA	Jul/77	Jul/28	30.3	24	50,839.75	59,159.36
	TPU Rio Madeira(1)	RO	Apr/68	Sep/18	119.35	-	-	-
	TPU Santana	AP	Jan/93	May/19	177.74	-	150,116.29	72,855.41
	TPU Rio Branco I(2)	AC	Feb/98	Jul /20	18.65	-	-	0.00
	TPU Rio Branco II(2)	AC	Apr/81	Jul /20	32.75	-	-	0.00
	TPU Rio Acre	AC	Dec/94	Apr/25	45.49	-	-	0.00
	TPU – Santarém	PA	Jun/14	-	18.75	-	1,085.83	1,364.73
	TPU Senador Arnon Afonso Farias de Mello(3)	RR	1ª Unit (mach. 2) dec/90; 2ª Unit (mach. 1) jun/91; 3ª Unit (mach. 3) dec/93	Aug/24	85.99	-	-	-
Chesf	Curemas	PB	Jun/57	Nov/24	3.52	1.00	-	-
	Sobradinho	BA	Apr/79	Feb/22	1,050.30	531	478,415.53	2,291,746.33
	Camaçari	BA	Feb/79	Aug/27	346.8	229.8	106,292.50	450,334.21
Furnas	Mascarenhas de Moraes	MG	Apr/73	Oct/23	476	295	232,477.00	90,292.87
	Itumbiara	GO/MG	Feb/80	Feb/20	2,082.00	1,015.00	1,162,156.00	764,157.83
	Simplício	RJ	Jun/13	Aug/41	305.7	191.30	155,833.00	88,638.16
	Batalha	MG	May/14	Aug/41	52.5	48.8	55,625.00	61,114.59
	Serra da Mesa (48.46%)	GO	Apr/98	Nov/39	1,275.00	671	433,694.00	367,211.99
	Manso (70%)	MT	Oct/00	Feb/35	212	92	152,859.00	121,272.95
	Santa Cruz (5)	RJ	Mar/67	Jul/15	500	401.2	649,013.00	670,063.33
	Roberto Silveira (Campos)	RJ	Apr/77	Jul/27	30	21	37,561.00	39,593.40
	Neblina (6)	MG	Apr/13	-	6.47	4.66	333.00	322.16
	Sinceridade (6)	MG	Apr/13	-	1.42	0.35	148.00	285.23
	Dona Rita (6)	MG	Jun/13	-	2.41	1.03	-	-
Eletronuclear	Angra I	RJ	Jan/85	Dec/24	640	509.8	993,895.75	560,970.67
	Angra II	RJ	Sep/00	Aug/40	1,350	1,204.70	2,939,594.99	3,010,946.64
Eletrosul	HPU Passo São João	RS	Mar/12	Aug/41	77.00	41.1	125,958.70	124,412.45
	HPU Mauá*	PR	Nov/12	Jul/42	177.9	96.9	354,147.00	329,915.71
	HPU São Domingos	MS	Jun/13	Dec/37	48.00	36.4	51,318.60	84,080.10
	SHU Barra do Rio Chapéu	SC	Feb/13	May/34	15.15	8.61	26,336.10	23,490.32
	SHU João Borges	SC	Jul/13	Dec/35	19.00	10.14	20,902.00	14,540.91
	WPP Cerro Chato I	RS	Nov/11	Aug/45	30.00	11.3	16,984.69	20,745.80
	WPP Cerro Chato II	RS	Sep/11	Aug/45	30.00	11.3	18,134.97	21,878.12
	WPP Cerro Chato III	RS	Jun/11	Aug/45	30.00	11.3	18,040.00	21,306.82
	Megawatt Solar	SC	Sep/14	-	0.93	-	166.90	57.77
CGTEE	P. Médici (Candiota)	RS	Jan/74	Jul/15	320.00	183.40	160,764.64	130,382.83
	Candiota III – Fase C	RS	Jan/11	Jul/41	350.00	262.40	439,814.33	443,554.11
	S. Jerônimo (Candiota)	RS	Apr/53	Jul/15	-	-	-	-
	Nutepa (Candiota)	RS	Feb/68	Jul/15	-	-	-	-
Itaipu Binacional	Itaipu Binacional	Brasil (Paraná) and Paraguay (Alto Paraná)	Mar/85	-	14,000	8,577	22,591,833.00	20,484,225.00

(1) Order No. 223 of 01.28.2014 ANEEL, declares as unserviceable assets of TPU Rio Madeira.

(2) Order No. 136 of 01.21.2014 ANEEL, MME recommended to the extinction of the public service commitment of TPU’s Rio Branco I and II.

(3) Assigned in lending to Boa Vista Energia from February 10, 2010.

(4) Includes only the Furnas percentage for the other assets corresponds to the energy generated total plant.

(5) The power of 500 MW excludes GU’s 3 and 4 whose commercial operation is briefly suspended by Aneel, as Order No 3,263 of 19 October 2012. It includes, however, the power of 150 MW still unavailable due the delay in the plant expansion works at the end of which the GU’s 11 and 21 operate in combined cycle with GU’s 1 and 2. The physical guarantee (assured energy) of 401.2 MW is on the installed capacity of 500 MW.

(6) Disregarding total consolidated installed capacity of Eletrobras. Under the responsibility of Furnas to completion of new tender for granting such power plants.

(7) The reported values ??refer to the Company's stake in the venture (Consortium Mauá 49% Eletrosul).

Marketletter 2Q15

VI.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy (MWh)
							1Q15	2Q15
Eletronorte	HPU Coaracy Nunes	AP	Oct/75	Dec/42	78.00	-	135,287.92	146,246.01
Chesf	Funil(1)	BA	Mar/62	Dec/42	30.00	10.91	7,834.98	5,631.67
	Pedra	BA	Apr/78	Dec/42	20.00	3.74	2,649.02	2,644.14
	Araras	CE	Feb/67	Jul/15	4.00	-	-	-
	Paulo Afonso and Piloto Complex	BA	Jan/55	Dec/42	4,281.6	2,225.00	2,363,769.33	2,291,746.33
	Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/42	1,479.6	959.00	1,014,696.06	988,915.58
	Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/42	237.3	143.00	266,113.33	245,714.13
	Xingó	SE	Apr/94	Dec/42	3,162.00	2,139.00	2,665,746.94	2,548,700.84
Furnas	Furnas	MG	Mar/63	Dec/42	1,216.00	598.00	360,680.00	71,766.65
	Luis Carlos Barreto (Estreito)	SP/MG	Jan/69	Dec/42	1,050.00	495.00	491,199.00	169,333.96
	Porto Colômbia	MG/SP	Mar/73	Dec/42	320.00	185.00	306,127.00	204,114.50
	Marimbondo	SP/MG	Apr/75	Dec/42	1,440.00	726.00	567,597.00	384,963.84
	Funil	RJ	Apr/69	Dec/42	216.00	121.00	90,133.00	111,047.42
	Corumbá I	GO	Apr/97	Dec/42	375.00	209.00	306,875.00	523,445.45
Eletronuclear	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Marketletter 2Q15

VI.1.3.Energy Sold

VI.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law

Company	Buyer	1Q15		2Q15
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	103.80	575,676.51	103.10	572,769.61
	Others	1,162.61	7,942,064.53	1,141.74	7,810,885.37
Chesf	Eletrobras System	-	-	-	-
	Others	234.60	2,095,530.00	256.70	2,147,781.00
Furnas	Eletrobras System	55.97	274,029.39	67.34	340,353.97
	Others	950.10	4,367,723.50	928.32	4,129,298.62
Eletronuclear	Eletrobras System	34.32	208,946.99	34.32	211,170.85
	Others	527.24	3,209,688.25	527.24	3,243,849.67
Eletrosul	Eletrobras System	-	-	-	-
	Others	85.35	474,196.47	83.78	456,031.68
CGTEE	Eletrobras System	170.44	938,011.16	171.93	922,504.94
	Others	-	-	-	-
Itaipu Binacional	Eletrobras System	732.40	19,226,577.00	752.00	18,021,994.00
	Others	90.40	3,207,190.00	71.00	2,323,007.00

VI.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M

Company	Buyer	1Q15		2Q15
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	19.96	282,872.94	12.94	217,145.71
	Others	-	-	-	-
Chesf	Eletrobras System	25.80	932,065.00	26.60	941,985.00
	Others	294.90	10,695,351.00	303.90	10,763,316.00
Furnas	Eletrobras System	7.06	248,945.19	8.33	304,239.28
	Others	136.28	4,807,924.47	131.35	4,806,451.76
Eletronuclear	Eletrobras System	-	-	-	-
	Others	-	-	-	-
Eletrosul	Eletrobras System	-	-	-	-
	Others	-	-	-	-
CGTEE	Eletrobras System	-	-	-	-
	Others	-	-	-	-
Itaipu Binacional	Eletrobras System	-	-	-	-
	Others	-	-	-	-

Marketletter 2Q15

VI.1.3.3 CCEE Settlement (Spot and MRE)

Company	Net
	R$ Million		MWh
	1Q15	2Q15	1Q15	2Q15
Eletronorte	-380.75	-157.18	2,514,303.26	5,040,505.98
Chesf	148.13	115.24	361,132.63	343,802.51
Furnas	258.07	170.19	-	-
Eletronuclear	n/a	n/a	n/a	n/a
Eletrosul	62.94	21.97	346,025.47	263,177.19
CGTEE	15.64	55.29	45,860.57	112,996.00
Itaipu Binacional	n/a	n/a	n/a	n/a

VI.1.4 Energy purchased for Resale

Company	Buyer	1Q15		2Q15
		R$ Million	MWh	R$ Million	MWh
Eletronorte	Eletrobras System	-	-	-	-
	Others	429.16	1,416,839.00	480.80	1,224,556.00
Chesf (1)	Eletrobras System	-	-	-	-
	Others	101.47	571,899.40	87.48	472,215.33
Furnas	Eletrobras System	18.42	117,592.33	16.19	103,360.74
	Others	297.39	1,269,673.55	244.45	1,193,032.66
Eletronuclear	Eletrobras System	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a
Eletrosul(2)	Eletrobras System	3.90	4,818.44	-	-
	Others	86.94	387,516.81	95.71	411,597.38
CGTEE	Eletrobras System	46.76	291,735.00	47.25	294,840.00
	Others	-	-	-	-
Itaipu Binacional	Eletrobras System	n/a	n/a	n/a	n/a
	Others	n/a	n/a	n/a	n/a

Marketletter 2Q15

1.    Due to the extension of the dry season, power generation HPP Dardanelos plant was affected, needing to resort to short-term energy market (CCEE) to ensure energy delivery contratcted.

2.     Includes compensation Klabin (SHU Mauá Salto). As the Concession Agreement No. 001/2007-MME-HPUMauá, Mauá enterprise must reimburse the Klabin S/A for the loss of generation in Hydroelectric Plant Salto Mauá.

n/a – not applicable

VI.1.5 Average Rate

VI.1.5.1Enterprises not renewed by 12,783/13 Law

Eletrobras Companies	1Q15	2Q15
Eletronorte	148.68	148.48
Chesf	111.96	119.5
Furnas(1)	216.74	222.76
Eletronuclear	167.27	162.53
Eletrosul	179.99	183.72
CGTEE	159.82	186.37
Itaipu Binacional(2)	22.60	22.60

1.    The variation in the average price of contracts of Sale of Electricity of FURNAS is due to the change in the portfolio of our contracts with the end of CCEARs of Products 2007/2014 and 2014/2014, the early procurement of products 2014/2019 (in May 2014) and 2015/2017, as well as new contracts ACL started in 2015, all agreed on more favorable commercial terms.

2.    Amounts in US$/KW.

Marketletter 2Q15

VI.1.5.2Enterprises renewed by 12,783/13 Law – O&M

Eletrobras Companies	1Q15	2Q15
Eletronorte	70.55	59.59
Chesf	27.58	28.24
Furnas	28.34	27.33
Eletronuclear	n/a	n/a
Eletrosul	n/a	n/a
CGTEE	n/a	n/a

n/a – not applicable

VI.1.6 Fuel Used for Electric Energy Production

Eletrobras Companies	Type	Unit	1Q15		2Q15
			Amount	R$ Million	Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	40,354,000.00	110,939,027.68	20,785,000.00	59,043,988.50
Chesf	Diesel Oil	Litre	-	2.09	-	-
	Gas	m3	36,440,473.00	68.67	34,842,391.11	65.65
Furnas	Special Diesel Oil	Litre	-	-	-	-
	Fuel Oil B1	Ton	-	-	-	-
	Diesel Oil	Litre	-	-	-	-
	Gas	m3	408,708,083.00	143.78	407,794,636.00	133.80
Eletronuclear	Uranium	kg	53,697.00	88,933.00	43,582.89	72,182.00
Eletrosul	-	-	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	569,561.56	28.58	595,569.29	29.06
	Fuel Oil	kg	5,300,840.00	10.09	6,949,730.00	11.74
	Diesel Oil	Litre	7,900.00	0.12	26,200.00	0.06
Itaipu Binacional	-	-	n/a	n/a	n/a	n/a

Marketletter 2Q15

VII. Transmission Data – Assets under Integral Responsability

VII.2.1.1 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km(1)

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	710	-	-	710
Chesf	-	-	-	-	-	-	1,129	-	-	1,129
Furnas	-	-	-	664	-	161	-	323	-	1,148
Eletronuclear	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	-	-	987	-	-	-	271	-	-	1,258
CGTEE	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
ED Amazonas Energia	-	-	-	-	-	-	378	14	308	701
Total	-	-	987	664	-	161	2,488	337	308	4,945

  (1) proportional to Eletrobras participation.

 VII.2.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law - Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,618	959	185	10,005
Chesf	-	-	-	5,204	-	-	12,619	463	311	18,596
Furnas	2,698	1,612	-	4,005	-	6,145	1,929	2,205	165	18,759
Eletronuclear	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	-	-	3,072	-	-	-	4,847	1,851	69	9,838
CGTEE	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
ED Amazonas Energia	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	3,072	12,452	-	6,145	25,013	5,477	730	57,198

Marketletter 2Q15

VII.2.2 Transmission Losses - %

Eletrobras Companies	1Q15	2Q15
Eletronorte	0.97	1.22
Chesf	1.90	2.28
Furnas	2.31	2.11
Eletronuclear	n/a	n/a
Eletrosul	1.53	1.40
CGTEE	n/a	n/a

VII.2.3 Substation

VII.2.3.1 Substation - Eneterprise renewed in terms of 12,783/13 Law

Company	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Altamira	120.30	PA	Jun/98	Dec/42
	Cametá	23.55	PA	Aug/98	Dec/42
	Carajás	0.30	PA	Nov/06	Dec/42
	Guamá	454.00	PA	Dec/81	Dec/42
	Marabá	1,063.80	PA	Oct/81	Dec/42
	Rurópolis	200.60	PA	Dec/98	Dec/42
	Santa Maria	500.15	PA	Sep/95	Dec/42
	Tucuruí	969.00	PA	Oct/81	Dec/42
	Transamazônica	60.30	PA	Dec/98	Dec/42
	Tucuruí-Vila	58.44	PA	Jun/99	Dec/42
	Utinga	602.00	PA	Dec/81	Dec/42
	Vila do Conde	3,549.40	PA	Dec/81	Dec/42
	Integradora	-	PA	Jul/13	Dec/42
	São Luis I	401.73	MA	Dec/82	Dec/42
	São Luis II	2,829.00	MA	Dec/82	Dec/42
	Miranda II	500.60	MA	Jun/98	Dec/42
	Peritoró	300.11	MA	Dec/82	Dec/42
	Presidente Dutra	721.03	MA	Dec/82	Dec/42
	Coelho Neto	130.00	MA	Jan/00	Dec/42
	Imperatriz	1,842.17	MA	Dec/82	Dec/42
	Porto Franco	266.50	MA	Feb/94	Dec/42
	Colinas	1.50	TO	Mar/99	Dec/42
	Miracema	362.50	TO	Mar/99	Dec/42
	Barra do peixe	150.60	MT	Nov/93	Dec/42
	Couto Magalhães	15.11	MT	Oct/81	Dec/42
	Coxipó	571.20	MT	Jul/87	Dec/42
	Jauru	600.45	MT	Jun/03	Dec/42
	Nova Mutum	60.60	MT	Sep/96	Dec/42
	Rondonopolis	200.90	MT	Jul/83	Dec/42
	Sinop	356.00	MT	Sep/96	Dec/42
	Sorriso	60.60	MT	Sep/96	Dec/42
	Epitaciolândia	22.10	AC	Mar/08	Dec/42
	Sena Madureira	18.75	AC	Oct/08	Dec/42
	Rio Branco	422.95	AC	Nov/12	Dec/42
	Ariquemes	120.30	RO	Aug/94	Dec/42
	Ji-Paraná	380.60	RO	Sep/94	Dec/42
	Porto Velho	525.60	RO	Jul/89	Dec/42
	Abunã	110.60	RO	May/02	Dec/42
	Samuel	0.30	RO	Jul/89	Dec/42
	Pimenta Bueno	110.60	RO	Jun/08	Dec/42
	Vilhena	120.60	RO	Oct/08	Dec/42
	Jaru	30.15	RO	Sep/97	Dec/42
	Coaracy Nunes	40.08	AP	Nov/75	Dec/42
	Portuária	20.05	AP	Apr/96	Dec/42
	Amapá	10.08	AP	Dec/01	Dec/42
	Tartarugalzinho	40.22	AP	Jun/00	Dec/42
	Calçoene	10.08	AP	May/02	Dec/42
	Santana	120.45	AP	Oct/75	Dec/42
	Santa Rita	80.03	AP	Dec/07	Dec/42
	Equatorial	79.95	AP	Aug/00	Dec/42
	Macapá II	53.43	AP	Nov/96	Dec/42
	Boa Vista	201.65	RR	Jul/01	Dec/42
Chesf (1)	SS Elev. Plant Apolonio Sales	480.00	AL	Feb/77	Dec/42
	SS Elev. Plant Luiz Gonzaga	1,665.00	PE	May/88	Dec/42
	SS Elev. Plant Paulo Afonso I	202.50	BA	Jan/55	Dec/42
	SS Elev. Plant Paulo Afonso II	495.00	BA	Jan/62	Dec/42
	SS Elev. Plant Paulo Afonso III	960.00	BA	Jan/71	Dec/42
	SS Elev. Plant Paulo Afonso IV	2,700.00	BA	Nov/79	Dec/42
	SS Elev. Plant Piloto	3.00	BA	Jan/53	Dec/42
	SS Elev. Plant Xingó	3,330.00	SE	Nov/94	Dec/42
	SS Elev. Plant de Araras	5.00	CE	Feb/60	Dec/42
	SS Elev. Plant B. Esperança	280.00	PI	Mar/70	Dec/42
	SS Elev. Plant de Funil	43.20	BA	Jan/59	Dec/42
	SS Elev. Plant de Pedra	27.00	BA	Nov/78	Dec/42
	SS Pau Ferro	301.00	PE	Aug/02	Dec/42
	SS Paraiso	200.00	RN	Feb/04	Dec/42
	SS Bom Nome	388.00	PE	Oct/63	Dec/42
	SS Irecê	229.00	BA	Sep/81	Dec/42
	SS Milagres	1,520.00	CE	Jan/64	Dec/42
	SS Mirueira	401.00	PE	Aug/78	Dec/42
	SS Moxotó	20.00	BA	Jan/72	Dec/42
	SS Mulungú	10.00	BA	May/75	Dec/42
	SS Sobradinho	900.00	BA	Oct/79	Dec/42
	SS Sobral II	400.00	CE	Nov/73	Dec/42
	SS Tacaimbó	301.00	PE	Jun/85	Dec/42
	SS Cícero Dantas	101.00	BA	May/56	Dec/42
	SS Açu II	378.00	RN	Nov/89	Dec/42
	SS Angelim	310.00	PE	Jan/56	Dec/42
	SS Angelim II	-	PE	Jan/80	Dec/42
	SS Bongi	490.00	PE	May/56	Dec/42
	SS Campina Grande II	410.00	PB	May/64	Dec/42
	SS Itapebi	-	BA	Jan/03	Dec/42
	SS Funil	550.00	BA	Jan/56	Dec/42
	SS Senhor Do Bonfim II	333.34	BA	May/81	Dec/42
	SS Eunápolis	400.00	BA	Sep/98	Dec/42
	SS Picos	173.00	PI	Jul/92	Dec/42
	SS Modelo Reduzido	12.50	BA	Jan/67	Dec/42
	SS Mossoró II	300.00	RN	Jan/77	Dec/42
	SS Barreiras	401.00	BA	Jun/96	Dec/42
	SS Sto. Antonio de Jesus	201.00	BA	Mar/97	Dec/42
	SS Icó	200.00	CE	May/97	Dec/42
	SS Mussuré II	401.00	PB	Mar/79	Dec/42
	SS Paulo Afonso	-	AL	Mar/74	Dec/42
	SS Penedo	302.00	AL	May/97	Dec/42
	SS Cauípe	201.00	CE	Mar/01	Dec/42
	SS Pici II	400.00	CE	May/05	Dec/42
	SS Piripiri	297.00	PI	Aug/73	Dec/42
	SS Pituaçu	402.00	BA	Mar/83	Dec/42
	SS Santa Cruz II	100.00	RN	Mar/63	Dec/42
	SS Banabuiú	121.00	CE	Jan/64	Dec/42
	SS Currais Novos II	92.00	RN	Nov/75	Dec/42
	SS Santana dos Matos II	50.00	RN	Nov/75	Dec/42
	SS Coremas	300.00	PB	Dec/90	Dec/42
	SS Fortaleza	405.00	CE	Jan/64	Dec/42
	SS Joairam	451.00	PE	Jul/06	Dec/42
	SS Juazeiro da Bahia II	302.00	BA	Apr/81	Dec/42
	SS Matatu	380.00	BA	Jan/65	Dec/42
	SS Natal II	401.00	RN	Jan/79	Dec/42
	SS Itabaianinha	73.00	SE	Feb/96	Dec/42
	SS Pirapama II	400.00	PE	Feb/72	Dec/42
	SS Russas II	300.00	CE	Nov/82	Dec/42
	SS Elizeu Martins	101.00	PI	Jan/06	Dec/42
	SS Boa Esperança 230 Kv	110.00	PI	Mar/70	Dec/42
	SS Boa Esperança 500 Kv	300.00	PI	Nov/80	Dec/42
	SS Xingó 500 Kv	-	SE	Nov/94	Dec/42
	SS Paulo Afonso IV	1,200.00	AL	Jan/79	Dec/42
	SS Recife II	2,410.00	PE	Jan/79	Dec/42
	SS S. João do Piaui	418.00	PI	Nov/80	Dec/42
	SS Zebu	38.00	AL	Nov/76	Dec/42
	SS Abaixadora	110.00	BA	Oct/67	Dec/42
	SS Bom Jesus da Lapa	162.00	BA	Sep/81	Dec/42
	SS Gov. Mangabeira	200.00	BA	Mar/60	Dec/42
	SS Quixadá	-	CE	Jul/03	Dec/42
	SS Jacaracanga	301.00	BA	Jan/82	Dec/42
	SS Ribeirão	300.00	PE	Oct/94	Dec/42
	SS Rio Largo II	301.00	AL	Dec/62	Dec/42
	SS Messias	1,201.00	AL	Nov/94	Dec/42
	SS Camaçari II	2,605.00	BA	Jan/79	Dec/42
	SS Catu	300.00	BA	May/56	Dec/42
	SS Cotegipe	302.00	BA	Jan/56	Dec/42
	SS Teresina	590.00	PI	Apr/70	Dec/42
	SS Fortaleza II	1,800.00	CE	May/00	Dec/42
	SS Goianinha	300.00	PE	Jan/61	Dec/42
	SS Teresina II	900.00	PI	May/00	Dec/42
	SS Delmiro Gouveia	401.00	CE	Jun/89	Dec/42
	SS Maceió	400.00	AL	Sep/02	Dec/42
	SS Itabaiana	223.00	SE	May/57	Dec/42
	SS Itaparica	10.00	PE	Jan/83	Dec/42
	SS Jardim	1,601.00	SE	Aug/79	Dec/42
	SS Sobral III	1,200.00	CE	Apr/00	Dec/42
	SS Xingó 69 Kv	12.50	SE	Jan/87	Dec/42
	SS Olindina	40.00	BA	Apr/80	Dec/42
	SS Luiz Gonzaga 500kv	-	PE	May/88	Dec/42
Furnas (2)	Adrianópolis	3,289.96	RJ	Nov/70	Dec/42
	Angra	967.07	RJ	Apr/71	Dec/42
	Araraquara	-	SP	Apr/76	Dec/42
	Bandeirantes	1,433.33	GO	Oct/72	Dec/42
	Barro Alto	149.66	GO	Mar/82	Dec/42
	Brasília Geral	300.00	DF	Feb/60	Dec/42
	Brasília Sul	2,094.20	DF	Mar/73	Dec/42
	Cachoeira Paulista	583.30	SP	Oct/76	Dec/42
	Campinas	1,970.00	SP	Sep/72	Dec/42
	Campos	1,283.33	RJ	Feb/73	Dec/42
	Foz do Iguaçu	15,968.00	PR	Dec/82	Dec/42
	Grajaú	2,800.00	RJ	Dec/79	Dec/42
	Guarulhos	-	SP	Sep/63	Dec/42
	Gurupi	-	TO	Mar/99	Dec/42
	Ibiúna	11,600.40	SP	Apr/84	Dec/42
	Imbariê	-	RJ	Oct/68	Dec/42
	Iriri	-	RJ	Oct/09	Dec/42
	Itabera	-	SP	Sep/82	Dec/42
	Itutinga	-	MG	Apr/67	Dec/42
	Ivaiporã	11,006.00	PR	Oct/82	Dec/42
	Jacarepaguá	1,350.00	RJ	Dec/67	Dec/42
	Macaé	-	RJ	Nov/01	Dec/42
	Mogi das Cruzes	1,166.66	SP	Mar/64	Dec/42
	Niquelândia	-	GO	Oct/99	Dec/42
	Pirineus	-	GO	Nov/06	Dec/42
	Poços de Caldas	1,846.66	MG	Sep/63	Dec/42
	ReSSnde	-	RJ	Apr/09	Dec/42
	Rio Verde	333.33	GO	Dec/75	Dec/42
	Rocha Leão	-	RJ	Dec/72	Dec/42
	Samambaia	4,250.00	DF	Mar/98	Dec/42
	São José	2,600.00	RJ	Aug/91	Dec/42
	Tijuco Preto	17,014.70	SP	Sep/82	Dec/42
	Viana	750.00	ES	Dec/05	Dec/42
	Vitória	1,044.20	ES	Nov/78	Dec/42
	Corumbá	556.00	GO	Mar/97	Dec/42
	Funil	300.00	RJ	Dec/69	Dec/42
	Furnas	1,399.17	MG	Sep/63	Dec/42
	Luiz C. Barreto	1,333.32	SP	Mar/69	Dec/42
	Marimbondo	2,393.32	MG	Aug/75	Dec/42
	Porto Colômbia	425.00	MG	Jul/73	Dec/42
Eletronuclear	n/a	n/a	n/a	n/a	n/a
Eletrosul	SS - Campos Novos	2,466.00	SC	Sep/82	Dec/42
	SS – Caxias	2,016.00	RS	Dec/01	Dec/42
	SS – Gravataí	2,016.00	RS	Sep/82	Dec/42
	SS - Nova Santa Rita	2,016.00	RS	Aug/09	Dec/42
	SS – Blumenau	1,962.00	SC	Apr/79	Dec/42
	SS – Curitiba	1,344.00	PR	Oct/80	Dec/42
	SS – Londrina	1,344.00	PR	Apr/88	Dec/42
	SS - Santo Ângelo	1,344.00	RS	Dec/99	Dec/42
	SS – Biguaçu	300.00	SC	Apr/08	Dec/42
	SS – Joinville	691.00	SC	Nov/74	Dec/42
	SS – Areia	672.00	PR	Aug/80	Dec/42
	SS – Xanxerê	600.00	SC	Jun/83	Dec/42
	SS – Itajaí	525.00	SC	Jan/02	Dec/42
	SS - Jorge Lacerda "A"	399.80	SC	Jun/73	Dec/42
	SS – Palhoça	384.00	SC	Jan/84	Dec/42
	SS - Canoinhas	375.00	SC	Feb/88	Dec/42
	SS – Siderópolis	352.00	SC	Apr/75	Dec/42
	SS - Assis (3)	336.00	SP	Mar/79	Dec/42
	SS - Joinville Norte	300.00	SC	Jun/09	Dec/42
	SS – Dourados	300.00	MS	Nov/87	Dec/42
	SS - Atlântida 2	249.00	RS	May/07	Dec/42
	SS - Caxias 5 (3)	215.00	RS	Jun/05	Dec/42
	SS - Passo Fundo	168.00	RS	Nov/92	Dec/42
	SS - Tapera 2	166.00	RS	Mar/05	Dec/42
	SS - Gravataí 3	165.00	RS	Nov/07	Dec/42
	SS – Desterro	150.00	SC	Dec/08	Dec/42
	SS – Anastácio	150.00	MS	Aug/94	Dec/42
	Uruguaiana frequency converter	109.70	RS	Sep/94	Dec/42
	SS – Ilhota	100.00	SC	Dec/76	Dec/42
	SS – Farroupilha	88.00	RS	Jun/73	Dec/42
	SS – Charqueadas	88.00	RS	Jan/72	Dec/42
	SS – Alegrete	83.00	RS	May/71	Dec/42
	SS – Itajaí - Extension	75.00	SC	Sep/14	Dec/42
	SS – Florianópolis	75.00	SC	Dec/74	Dec/42
	SS – Salto Osório	33.30	PR	Oct/75	Dec/42
	SS – Salto Santiago	15.00	PR	Nov/80	Dec/42
	SS – Itararé	42.00	SC	May/13	Dec/42
CGTEE	n/a	n/a	n/a	n/a	n/a

(1)SSs Bela Vista and Campina Grande I  were transferred to Energisa, as Aneel Authorizing Resolution 4,462/2013.

(2) Total Transformation Capacity (MVA Total) = operating reserve capacity + capacity + capacity under review.

(3) Transformers installed in third-part related substations.

Marketletter 2Q15

VII.2.3.2 Substation – Enterprise not renewed in terms of 12,783/13 Law

Company	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Ribeiro Gonçalves	350	MA	Dec/11	Jan/39
	Balsas	100	MA	Dec/11	Jan/39
	São Luis III	300.3	MA	May/10	Mar/38
	Miranda II (ATR1)	450	MA	Nov/10	Jan/39
	Lucas do Rio Verde	75	MT	Apr/13	Jun/41
	Nobres	200	MT	Sep/13	Dec/41
	Tucuruí	300	PA	Dec/14	Dec/41
	Lechuga	450	AM	Mar/15	May/42
Chesf	SS Elev. Plant de Curemas	5	PB	Jan/68	Nov/24
	SS Elev. Plant Term. Camaçari	400	BA	Sep/78	Aug/27
	SS Elev. Plant de Sobradinho	1,200	BA	Oct/79	Feb/22
	SS Tauá II	202	CE	Dec/07	Mar/35
	SS Ibicoara	410	BA	Jan/11	Jun/37
	SS Pilões II	-	PB	Oct/12	Dec/42
	SS Santa Rita II	300	PB	Jul/12	Aug/39
	SS Suape III	300	PE	Jul/12	Jan/39
	SS Coteminas	-	PB	Dec/09	Dec/42
	SS Natal III	300	RN	Aug/12	Aug/39
	SS Zebu II	200	AL	Jul/12	Aug/39
	SS Brotas de Macaubas	-	BA	Jul/12	Dec/42
	SS Brumado	-	BA	Aug/10	Jul/40
	SS Camaçari IV	2,400	BA	Nov/12	Jul/40
	SS Sapeaçu	-	BA	May/03	Jul/40
	SS Suape II	1,200	PE	Dec/12	Jan/39
	SS Arapiraca III	100	AL	Jun/13	Oct/40
	SS Extremoz II	150	RN	Feb/14	Nov/40
	SS João Câmara	360	RN	Feb/14	Nov/40
	SS Acaraú	200	CE	Apr/14	Nov/40
	SS Igaporã	300	BA	Jun/14	Nov/40
	SS Jaguarari	-	BA	Jan/80	Jul/15
	SS Floresta II (1)	-	PE	Oct/14	-
	SS Tacaratu (1)	-	PE	Dec/14	-
	SS Quixerê (1)	-	CE	Nov/14	-
	SS Aquiraz II	-	CE	Dec/13	-
	SS Pecém II	-	CE	Oct/13	-
	SS Ceará Mirim II	-	RN	Sep/14	-
Furnas	Zona Oeste	900	RJ	Dec/14	May/42
	Batalha	90	MG	Aug/06	Aug/41
	Campos	185	RJ	Dec/68	Jul/27
	Itumbiara	5,074.99	MG	Mar/73	Feb/20
	Manso	312.5	MT	Nov/00	Feb/35
	Mascarenhas de Moraes	1,820.99	MG	Dec/56	Oct/23
	Santa Cruz (2)	1544	RJ	Jun/67	Jul/15
	São Gonçalo	42.5	RJ	Jul/77	(3)
	Serra da Mesa	2,693.08	GO	Mar/98	Nov/39
	Simplício	497.5	RJ	Aug/06	Aug/41
Eletronuclear	n/a	n/a	n/a	n/a	n/a
Eletrosul	SS – Missões	150	RS	Nov/10	Jan/39
	SS – Biguaçu	1,344	SC	Apr/08	Mar/35
	SS – Foz do Chapecó(4)	150	RS	Dec/12	Oct/40
	SS – Caxias 6	330	RS	Aug/12	Oct/40
	SS – Ijuí 2	166	RS	Apr/13	Oct/40
	SS – Lageado Grande (4)	75	RS	Nov/12	Oct/40
	SS – Nova Petrópolis 2	83	RS	Nov/12	Oct/40
	SS Biguaçu –extension	150	SC	Oct/12	Dec/42
	SS Tapera 2 - extension	83	RS	Nov/12	Dec/42
	SS Joinville Norte - extension	150	SC	Sep/13	Dec/42
	SS Nova Santa Rita – extension	672	RS	Dec/13	Dec/42
CGTEE	n/a	n/a	n/a	n/a	n/a

(1)Substations transferred to Chesf as donations by accessants as contractual clause between ANEEL and the agents they needed to build such facilities.

(2) Affected but not yet extended.

(3) Extension denied.

(4) Transformers installed in third substations.

VIII.Distribution Data

VIII.1 Distribution Data

Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
ED Acre	19,191	243,730	22	15
ED Alagoas	48,106	1,035,674	62	55
ED Amazonas Energia	41,840	886,714	102	40
ED Piauí	87,634	1,156,750	224	84
ED Rondônia	57,610	586,225	52	61
ED Roraima	3,525	104,395	01	03
Celg-D	212,099	2,765,305	237	327

VIII.2 Energy Sold – MWh

Company	1S15	1S14
ED Acre	446,444	430,096
ED Alagoas	1,729,866	1,687,600
ED Amazonas Energia	3,021,345	2,930,790
ED Piauí	1,491,784	1,546,989
ED Rondônia	1,419,072	1,434,639
ED Roraima	365,293	337,315
Celg D	5,871,376	-
Total	14,345,180	8,367,429

(1) Do not consider the amount of “Own Consumption”.

(2) Do not consider the short term energy.

VIII.2.1 Energy Sold by Consumer Class

Class	1Q15		2Q15
	R$ Million	MWh	R$ Million	MWh
Residential	335,118,647.97	2,840,173.22	355,825,833.34	2,788,429.87
Industrial	194,122,209.53	1,310,093.25	243,439,834.44	1,305,064.26
Commercial, services and others activities	195,097,471.17	1,528,354.58	223,693,537.25	1,522,364.58
Rural	55,664,110.62	465,038.79	79,162,224.24	474,906.46
Public Utilities	32,412,639.31	433,666.85	38,870,273.05	467,960.91
Public Ilumination	34,196,629.70	351,525.43	43,092,031.38	356,564.22
Public service	27,998,783.38	252,036.41	34,524,111.33	249,001.60
Own Consumption	891,566.82	10,934.18	362,851.84	10,723.67
Total	875,502,058.51	7,191,822.71	1,018,970,696.86	7,175,015.58

VIII.3 Energy purchased for resale

Company	Buyer	1Q15		2Q15
		R$ Million	MWh	R$ Million	MWh
ED Acre	Eletrobras System	22.00	277,529.00	19.00	280,405.00
	Others	63.00	44,761.00	53.00	46,808.00
ED Alagoas	Eletrobras System	120.80	728,639.00	208.71	703,712.00
	Others	80.50	485,758.00	139.14	469,142.00
ED Amazonas Energia	Eletrobras System	NA	1,519.00	NA	1,859.88
	Others	24.40	8,608.00	25.3	10,795.00
ED Piauí	Eletrobras System	36.38	496,579.00	36.79	502,096.00
	Others	147.69	594,206.00	163.50	621,921.00
ED Rondônia	Eletrobras System	401,068.00	1,070.38	6,599.00	82,008.00
	Others	-	-	514,272.00	969,102.00
ED Roraima	Eletrobras System	42,440.19	205,332.00	41,867.25	203,318.95
	Others	-	-	-	-
Celg D	Eletrobras System	234.50	1,452,136.00	256.72	1,590,718.52
	Others	519.10	1,840,030.00	599.56	1,802,680.73

VIII.4 Network Expansion – number of new connections

Company	1Q15	2Q15
ED Acre	3,252	3,278
ED Alagoas	18,665	2,939
ED Amazonas Energia	7,222	7,800
ED Piauí	12,594	11,761
ED Rondônia	3,290	5,378
ED Roraima	1,885	n/a
Celg D	22,204	28,304

VIII.5 Fuel used to produce electric energy

Company	Type (Unit)	1Q15		2Q15
		Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	n/a	n/a	n/a	n/a
	Gas (m3)	n/a	n/a	n/a	n/a
ED Alagoas	Diesel Oil (L)	n/a	n/a	n/a	n/a
	Gas (m3)	n/a	n/a	n/a	n/a
ED Amazonas	Diesel Oil (L)	72,482,200.40	1,014.30	65,970,718.00	962.20
	Gas (m3)	n/a	n/a	n/a	n/a
Celg D	Diesel Oil (L)	n/a	n/a	n/a	n/a
	Gas (m3)	n/a	n/a	n/a	n/a
ED Piauí	Diesel Oil (L)	n/a	n/a	n/a	n/a
	Gas (m3)	n/a	n/a	n/a	n/a
ED Rondônia	Diesel Oil (L)	n/a	n/a	n/a	n/a
	Gas (m3)	n/a	n/a	n/a	n/a
ED Roraima	Diesel Oil (L)	n/a	n/a	n/a	n/a
	Gas (m3)	n/a	n/a	n/a	n/a

n/a – not applicable.

VIII.6 Quality Indicators and Operational Performance

Company	DEC/ Stoppage Duration – hours	FEC Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	28.64	18.66	435.27	9.85	13.94
ED Alagoas	16.61	11.33	239.39	10.34	13.90
ED Amazonas Energia	19.72	12.51	294.50	1.40	37.88
ED Piauí	15.41	10.84	366.98	12.08	17.08
ED Rondônia	17.59	13.72	255.98	11.15	13.11
ED Roraima	8.31	10.75	100.16	7.04	4.44
Celg D	7.32	4.67	279.60	9.80	2.62

VIII.7 Default

Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Celg D	Total
Public Utilities	12.73	42.17	25.85	-	31.455	13.75	10.85	136.81
Industrial	2.77	20.01	27.13	8.645	26.151	0.07	16.44	101.22
Residential	20.86	92.57	110.66	30.179	66.524	0.55	82.53	403.87
Commercial, services and others activities	7.38	30.77	40.69	31.371	25.196	0.15	29.82	165.38
Others	26.30	39.35	37.35	139.792	23.49	26.46	28.37	321.11
Total	70.04	224.87	241.69	209.99	172.82	40.98	168.01	1,128.40

IX.Employees  - Effective Headcount

IX.1 By Department

Company	Administrative	Operational
Eletronorte	1,263	1,770
Chesf	1,501	3,041
Furnas	1,030	2,465
Eletronuclear	554	1,680
Eletrosul	534	783
CGTEE	133	496
Itaipu Binacional	1,447	712
ED Acre	159	104
ED Alagoas	155	866
ED Amazonas Energia	523	1,582
ED Piauí	555	632
ED Rondônia	248	470
ED Roraima	134	144
Celg D	593	1,338
Eletropar	05	-
Total	8,833	16,083

IX.2 Complementary Work-force

Empresa Eletrobras	1Q15	2Q15
Eletronorte	376	370
Chesf	n/a	n/a
Furnas	1,327	1,327
Eletronuclear	n/a	n/a
Eletrosul	n/a	n/a
CGTEE	444	445
Itaipu Binacional	n/a	n/a
ED Acre	63	n/a
ED Alagoas	1,031	1,031
ED Amazonas Energia	1,725	1,725
ED Piauí	1,683	1,912
ED Rondônia	1,055	1,193
ED Roraima	208	208
Celg D	4,967	4,971
Eletropar	06	05
Total	12,885	13,182

X. Investments Eletrobras Companies

X.1 Total Investment – R$ Million

Generation	1Q15	2Q15	2015 Budget
Eletronorte	3.13	4.00	54.48
Chesf(1)	13.30	23.40	556.20
Furnas	28.79	13.08	247.91
Eletronuclear(2)	327.29	664.31	3,726.38
Eletrosul	13.89	15.90	279.81
CGTEE	10.00	3.00	172.00
Itaipu Binacional(3)	1.97	0.71	N/A
ED Amazonas Energia	7.30	45.15	300.75

Transmission	1Q15	2Q15	2015 Budget
Eletronorte	35.67	49.52	1,068.74
Chesf(1)	154.10	142.83	1,298.60
Furnas	80.04	94.78	876.46
Eletrosul	19.97	34.23	163.41
ED Amazonas Energia	1.91	3.02	51.55

Distribution	1Q15	2Q15	2015 Budget
ED Acre	9.42	8.17	117.46
ED Alagoas	20.10	27.30	193.60
ED Amazonas Energia	25.58	40.12	384.04
ED Piauí	23.54	28.76	313.61
ED Rondônia	31.52	30.33	368.40
ED Roraima	4.51	5.36	50.25
Celg D	64.27	74.20	350.68

Others	1Q15	2Q15	2015 Budget
Eletronorte	5.41	7.14	72.10
Chesf(1)	10.50	12.44	150.60
Furnas	12.12	11.17	172.83
Eletronuclear	3.35	3.97	24.59
Eletrosul	1.96	2.94	78.69
CGTEE	-	-	4.00
Itaipu Binacional(3)	4.60	3.88	NA
ED Acre	-	0.12	3.94
ED Alagoas	-	0.90	22.30
ED Amazonas Energia	2.03	2.05	40.04
ED Piauí	0.17	0.21	28.23
ED Rondônia	1.09	0.27	10.15
ED Roraima	-	0.34	6.57
Celg-D

(1) The budgeted amount is higher than R$ 128.5 million to the originally approved by Annual Budget Act (LOA), due to the re-opening of extraordinary credit by Provisional Measure No. 666 of 12.30.2014. This supplementation was for wind farms Casa Nova I, II and III.

(2)  The amounts in the Generation segment refers to the works of infra structure installation common to both units, computer programs and equipments.

(3)  Amounts in U$ million.

X.2 New Investments

X.2.1 Generation

X.2.1.1 Integral Responsability

Company	Unit	State	Investment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Operation	Construction	End of Concession
			Total	Up to 2Q15
Chesf	WPP Casa Nova I	BA	800	656.1	180	61.4	Oct/16(1)	May/12	Jan/46
	WPP Casa Nova II	BA	102.5	1.7	28	7.1	Dec/17	Dec/15	May/49(2)
	WPP Casa Nova III	BA	93.1	1.4	24	5.5	Dec/17	Dec/15	May/49(2)
Furnas	SHU Anta	RJ/MG	2,296.6 Basis: Dec/08(3)	2.473,6(3)	28	191.3(3)	Forecasted: GU1: Aug/2015 GU2: Mar/2016(4)	Mar/07	Aug/41
Eletronuclear	Angra 3	RJ	14,882(5)	6,324.1(6)	1,405	1.214.2	Dec/18	Jul/08	Dec/58(7)
Eletrosul	SHU Santo Cristo(8)	SC	227.47	17.97	19.50	10.5	-	-	Jun/42
	SHU Coxilha Rica(9)	SC	-	10.08	18.00	10.1	-	-	Jun/42
	Cerro Chato – Wind farms Capão do Inglês, Coxilha Seca and Galpões	RS	270	221.4	48	18.7	Aug/15	Jul/14	May/49
ED Amazonas Energia	TPU Mauá 3	AM	1,054.33	44.2	379.76	589.61	Jan/01	Jul/01	Apr/14

(1) Oct/16: beginning of operation of 36 aerial generators; and Oct/17: full operation (120 aerial generators)

(2) According to MME Ordinances 220 from 05.26.2014 and 225 from 05.28.2014

(3) Includes Simplicio, which is current under operation.

(4) Dates under review as DE.E.032.2015 correspondence, 01.07.2015 , sent to ANEEL. It is worth mentioning that the contract supplier consortium was canceled. Thus, a new bidding process will be held.

(5) Considers only direct costs

(6) Considers direct and indirect costs

(7) There is no operation license yet for Angra 3. It is considered 40 years the same for Angra 2 (Dec/2058)

(8) Under installation License phase. Early planned operation for 22 months after issuance of the Installation License.

(9) Beginning of construction and operation indefinite in order of the negative opinion of Historic and Artistic  Institute - IPHAN.

X.2.1.2 Special Proposed Company

SPE	Unit	Eletrobras Companies (%)	State	Installed Capacity (MW)	Energy Assured (MW)	Operation	Construction	End of Concession	Investment (R$ million)		Working Schedule (%)	Partners
									Total	Up to 2Q15
Norte Energia S.A.	HPU Belo Monte	Eletronorte (19.98%) Chesf (15%)	PA	11,233.1	4,571.0	Nov/15	Aug/11	Aug/45	Final Working Basis: 33,230.00 April Basis/10: 25,885.00	23,593.81	74.30	Eletrobras Holding (15.00%) Chesf (15.00%) Privados (50.02%)
Cia. Energética Sinop S.A.	HPU Sinop	Eletronorte (24.5%) Chesf (24.5%)	MT	400.0	239.8	Jan/18	Dec/13	Dec/47	1,804.81	504.00	29.00	Chesf (24.5%) EDFNT (51.00%)
ESBR Participações S.A.	HPU Jirau(1)	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,184.6	Sep/13	Dec/09	Aug/43	18,968.90	18,665.30	98.00	Suez Energy (40%) Mizha Energia (20%) Eletrosul (20%)
WPP Caiçara I S.A.(2)	WPP Caiçara I	Chesf (49%)	RN	27.0	13.5	Jan/16	Jul/14	Jun/47	141.40	97.46	68.56	Eletronorte (24.5%) EDF UTE Norte Fluminense (51.0%)
WPP Caiçara II S.A.(2)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.3	Jan/16	Jul/14	Jul/47	94.27	64.97	62.53	Envolver Participações (51%)
WPP Junco I S.A.(2)	WPP Junco I	Chesf (49%)	RN	24.0	12.1	Jan/16	Jul/14	Jul/47	125.69	86.63	77.20	Envolver Participações (51%)
WPP Junco II S.A(2)	WPP Junco II	Chesf (49%)	RN	24.0	11.1	Jan/16	Jul/14	Jul/47	125.69	86.63	65.63	Envolver Participações (51%)
V. de Santa Joana IX Energia Renováveis S.A.(3)	WPP Santa Joana IX	Chesf (49%)	PI	30.0	15.8	Jul/15	Mar/14	Apr/49	106.70	97.82	100.00	Envolver Participações (51%)
V. de Santa Joana X Energia Renováveis S.A.(3)	WPP Santa Joana X	Chesf (49%)	PI	30.0	16.0	Jul/15	Mar/14	Apr/49	104.20	98.80	100.00	Contour Global (36.0%) SalusFip (14.9%) Ventos de Santa Joana (0.1%)
V. de Santa Joana XI Energia Renováveis S.A. (3)	WPP Santa Joana XI	Chesf (49%)	PI	30.0	16.0	Jul/15	Mar/14	Apr/49	128.80	117.01	100.00	Contour Global (36.0%) SalusFip (14.9%) Ventos de Santa Joana (0.1%)
V. de Santa Joana XII Energia Renováveis S.A. (3)	WPP Santa Joana XII	Chesf (49%)	PI	30.0	16.9	Jul/15	Mar/14	Apr/49	104.40	101.02	100.00	Contour Global (36.0%) SalusFip (14.9%) Ventos de Santa Joana (0.1%)
V. de Santa Joana XIII Energia Renováveis S.A. (3)	WPP Santa Joana XIII	Chesf (49%)	PI	30.0	16.0	Jul/15	Mar/14	Apr/49	128.60	115.48	100.00	Contour Global (36.0%) SalusFip (14.9%) Ventos de Santa Joana (0.1%)
V. de Santa Joana XV Energia Renováveis S.A. (3)	WPP Santa Joana XV	Chesf (49%)	PI	30.0	16.2	Jul/15	Mar/14	Apr/49	126.10	115.97	100.00	Contour Global (36.0%) SalusFip (14.9%) Ventos de Santa Joana (0.1%)
V. de Santa Joana XVI Energia Renováveis S.A. (3)	WPP Santa Joana XVI	Chesf (49%)	PI	30.0	17.4	Jul/15	Mar/14	Apr/49	104.00	31.00	41.00	Contour Global (36.0%) SalusFip (14.9%) Ventos de Santa Joana (0.1%)
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	29.7	12.4	Sep/15	Mar/14	Apr/49	104.00	31.00	41.00	Brennand Energia S.A. (50.9%) Brennand Energia Eólica (0.1%)
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	29.7	11.5	Sep/15	Mar/14	Apr/49	104.00	31.00	41.00	Brennand Energia S.A. (50.9%) Brennand Energia Eólica (0.1%)
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (99.96%)	BA	29.7	12.7	Sep/15	Mar/14	Apr/49	51.50	16.75	5.00	Brennand Energia S.A. (50.9%) Brennand Energia Eólica (0.1%)
Caititú 2 Energia S.A.	WPP Caititú 2	Chesf (99.96%)	BA	14.0	5.1	Mar/16	May/15	Apr/49	51.50	16.75	5.00	Sequóia (0.04%)
Caititú 3 Energia S.A.	WPP Caititú 3	Chesf (99.95%)	BA	14.0	4.7	Apr/16	May/15	Apr/49	42.70	13.40	5.00	Sequóia (0.04%)
Teiú 2 Energia S.A.	WPP Teiú 2	Chesf (99.9%)	BA	14.0	4.2	Mar/16	May/15	Apr/49	28.70	6.70	5.00	Sequoia (0.05%)
Arapapá Energia S.A.	WPP Arapapá	Chesf (99.96%)	BA	10.0	2.2	Apr/16	May/15	Apr/49	51.50	16.75	5.00	Sequóia (0.1%)
Carcará Energia S.A.	WPP Carcará	Chesf (99.96%)	BA	10.0	4.6	Mar/16	May/15	Apr/49	51.50	16.75	5.00	Sequóia (0.04%)
Corrupião 3 Energia S.A.	WPP Corrupião 3	Chesf (99.93%)	BA	14.0	4.2	Mar/16	May/15	Apr/49	34.40	10.05	5.00	Sequóia (0.04%)
Acauã Energia S.A.	WPP Acauã	Chesf (99.96%)	BA	12.0	3.1	Mar/16	May/15	Apr/49	51.50	16.75	5.00	Sequóia (0.00668%)
Angical 2 Energia S.A.	WPP Angical 2	Chesf (99.98%)	BA	14.0	5.1	Mar/16	May/15	Apr/49	78.20	23.34	8.00	Sequóia (0.04%)
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (99.96%)	BA	29.7	12.9	May/18	Jan/15	Jul/49	66.60	14.60	8.00	Sequóia (0.0238%)
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (49%)	BA	21.6	7.8	May/18	Jan/15	Jul/49	89.10	25.16	5.00	Sequóia (0.04%)
Coqueirinho 2 Energia S.A.	WPP Coqueirinho 2	Chesf (49%)	BA	20.0	8.5	Mar/16	May/15	Jun/49	75.60	4.50	-	Sequóia (51%)
Papagaio Energia S.A.	WPP Papagaio	Chesf (49%)	BA	18.0	4.9	Mar/16	May/15	Jun/49	104.00	3.00	-	Brennand Energia S.A. (50.9%) Brennand Energia Eólica (0.1%)
Tamanduá Mirim 2 Energia S.A.	WPP Tamanduá Mirim 2	Chesf (49%)	BA	24.0	8.0	Mar/16	May/15	Jun/49	124.40	43.40	24.02	Brennand Energia S.A. (50.9%) Brennand Energia Eólica (0.1%)
Eólica Serra das Vacas I S.A.	WPP Serra das Vacas I	Chesf (49%)	PE	30.0	12.2	Jan/16	Aug/14	Jun/49	122.60	41.20	24.27	PEC Energia (51%)
Eólica Serra das Vacas II S.A.	WPP Serra das Vacas II	Chesf (49%)	PE	30.0	9.9	Jan/16	Aug/14	Jun/49	122.60	38.10	22.91	PEC Energia (51%)
Eólica Serra das Vacas III S.A.	WPP Serra das Vacas III	Chesf (49%)	PE	30.0	11.0	Jan/16	Aug/14	Jun/49	122.60	41.80	24.96	PEC Energia (51%)
Eólica Serra das Vacas IV S.A.	WPP Serra das Vacas IV	Chesf (49%)	PE	30.0	10.5	Jan/16	Aug/14	Jun/49	143.90	78.10	74.00	PEC Energia (51%)
V. de Santa Joana I Energia Renováveis S.A.	WPP Santa Joana I	Chesf (49%)	PI	30.0	14.7	Jan/16	Jun/14	Jun/49	121.00	77.50	74.00	Contour Global (46.0%) SalusFip (4.9%) Ventos de Santa Joana (0.1%)
V. de Santa Joana III Energia Renováveis S.A.	WPP Santa Joana III	Chesf (49%)	PI	30.0	14.3	Jan/16	Jun/14	Jun/49	138.70	80.40	74.00	Contour Global (46.0%) SalusFip (4.9%) Ventos de Santa Joana (0.1%)
V. de Santa Joana IV Energia Renováveis S.A.	WPP Santa Joana IV	Chesf (49%)	PI	30.0	14.2	Jan/16	Jun/14	Jun/49	144.50	82.00	74.00	Contour Global (46.0%) SalusFip (4.9%) Ventos de Santa Joana (0.1%)
V. de Santa Joana V Energia Renováveis S.A.	WPP Santa Joana V	Chesf (49%)	PI	30.0	14.1	Jan/16	Jun/14	Jun/49	143.50	89.70	74.00	Contour Global (46.0%) SalusFip (4.9%) Ventos de Santa Joana (0.1%)
V. de Santa Joana VII Energia Renováveis S.A.	WPP Santa Joana VII	Chesf (49%)	PI	30.0	14.8	Jan/16	Jun/14	Jun/49	144.40	79.80	74.00	Contour Global (46.0%) SalusFip (4.9%) Ventos de Santa Joana (0.1%)
V. de Santo Augusto IV Energia Renováveis S.A.	WPP Santo Augusto IV	Chesf (49%)	PI	30.0	15.7	Jan/16	Jun/14	Jun/49	144.40	79.80	74.00	Contour Global (46.0%) SalusFip (4.9%) Ventos de Santa Joana (0.1%)
Cia. Hidrelétrica Teles Pires	HPU Teles Pires	Furnas (24.72%) Eletrosul (24.72%)	MT	1,819.8	915.4	May/15 (4)	Aug/11	Jun/46	4,507.74	4,402.13	99.7	Eletrosul(24.72%) Neoenergia (50.56%) Odebrecht Part. Invest. (0.09%)
Madeira Energia S.A.	HPU Santo Antônio	Furnas (39%)	MT	3,568.3	2,424.2	Mar/12	Aug/08	Jun/43	20,587.0	7,362.53	92.55	Odebrecth Energia(18.6%) Cemig (10.0%) SAAG (12.4%) Andrade Gutierrez (12.4%) Fundo de Invest. e Participações Amazônia Energia (20.0%)
Empresa de Energia São Manoel S.A.	HPU São Manoel	Furnas (33.33%)	MT/PA	700.0	421.7	May/18	Aug/14	Apr/49	2,745.00	165,66	8.49	EDP – Energias do Brasil S.A.(33.33%) CWEI (33.33%)
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.5	11.1	Jun/17 (5)	Aug/15 (5)	May/47	85,8	8.30	2.50	PF Participações (51.00%)
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	Furnas (49%)	CE	15.0	7.7	Jun/17 (5)	Aug/15 (5)	Mar/47	57,2	5.50	2.50	PF Participações (51.00%)
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (49%)	RN	30.0	13.4	Aug/16 (5)	Aug/15 (5)	May/47	107,3	10.40	2.50	PF Participações (51.00%)
Central Geradora Eólica São Paulo S.A.	São Paulo	Furnas (49%)	CE	17.5	8.1	Jun/17 (5)	Aug/15 (5)	Mar/47	64,4	6.20	2.50	PF Participações (51.00%)
Energia dos Ventos V	São Januário	Furnas (49%)	CE	19.2	9.0	Jun/17 (5)	Aug/15 (5)	Jun/47	12,05	7.70	12.00	Alupar(50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VI	Nossa Senhora de Fátima	Furnas (49%)	CE	28.8	12.8	Aug/17 (5)	Aug/15 (5)	Aug/47	18,08	10.50	12.00	Alupar(50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VII	Jandaia	Furnas (49%)	CE	28.8	14.1	Sep/17 (5)	Aug/15 (5)	Aug/47	18 ,08	10.60	12.00	Alupar(50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos VIII	São Clemente	Furnas (49%)	CE	19.2	9.3	May/17 (5)	Aug/15 (5)	Jul/47	12,05	7.70	12.00	Alupar(50.99%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos IX	Jandaia I	Furnas (49%)	CE	19.2	9.9	Mar/17(5)	Aug/15 (5)	Jul/47	85.20	12.05	12.00	Alupar(50.99%) Central Eólica Goiabeira (0.01%)
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (49%)	CE	18.0	8.1	Jul/16 (5)	Aug/15 (5)	Apr/49	78,6	7.20	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cachoeira Eólica S.A.	Cachoeira	Furnas (49%)	CE	12.0	5.0	Jul/16 (5)	Aug/15 (5)	Apr/49	52,4	4.80	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Pitimbu Eólica S.A.	Pitimbu	Furnas (49%)	CE	18.0	7.2	Jul/16 (5)	Aug/15(5)	Mar/49	78,6	7.20	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Caetano Eólica S.A.	São Caetano	Furnas (49%)	CE	25.2	11.0	Sep/16 (5)	Aug/15 (5)	Apr/49	113.60	10.30	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Caetano I Eólica S.A.	São Caetano I	Furnas (49%)	CE	18.0	7.7	Jul/16 (5)	Aug/15 (5)	Apr/49	78,6	7.20	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
São Galvão Eólica S.A.	São Galvão	Furnas (49%)	CE	22.0	9.5	Jul/16 (5)	Aug/15 (5)	Mar/49	104.80	9.50	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (49%)	RN	22.0	9.4	Jul/16 (5)	Aug/15 (5)	Jul/49	93.30	8.40	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (49%)	RN	18.0	7.3	Jul/16 (5)	Aug/15(5)	Jul/49	76.40	6.90	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (49%)	RN	16.0	7.5	Jul/16(5)	Aug/15 (5)	Jul/49	67.90	6.10	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (49%)	RN	24.0	10.1	Jul/16 (5)	Aug/15 (5)	Jul/49	101.80	9.20	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cervantes I Eólica S.A.	Cervantes I	Furnas (49%)	RN	16.0	7.1	Jul/16 (5)	Aug/15 (5)	Jul/49	67.90	6.10	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Cervantes II Eólica S.A.	Cervantes II	Furnas (49%)	RN	12.0	5.6	Jul/16 (5)	Aug/15 (5)	Jul/49	50.90	4.60	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Punaú I Eólica S.A.	Punaú I	Furnas (49%)	RN	24.0	11.0	Jul/16(5)	Aug/15 (5)	Jul/49	101.80	9.20	5.00	Fundo de Investimento em Participações Caixa Milão (50.99%) Central Eólica Bom Jesus Ltda. (0.01%)
Consórcio Arara Azul	Arara Azul	Furnas (90%)	RN	27.5	10.7	Jan/18 (5)	Nov/16 (5)	Nov/49	98.00	-	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Bentevi	Bentevi	Furnas (90%)	RN	15.0	5.7	Jan/18 (5)	Nov/16 (5)	Nov/49	55.00	-	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Ouro Verde I	Ouro Verde I	Furnas (90%)	RN	27.5	10.7	Jan/18 (5)	Nov/16(5)	Nov/49	98.00	-	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Ouro Verde II	Ouro Verde II	Furnas (90%)	RN	30.0	11.2	Jan/18 (5)	Nov/16 (5)	Nov/49	106.00	-	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Ouro Verde III	Ouro Verde III	Furnas (90%)	RN	25.0	9.4	Jan/18 (5)	Nov/16 (5)	Nov/49	89.00	-	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Santa Rosa	Santa Rosa	Furnas (90%)	CE	20.0	8.4	Nov/17 (5)	Aug/16 (5)	Oct/49	79.00	-	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Uirapuru	Uirapuru	Furnas (90%)	CE	28.0	12.6	Jan/18 (5)	Aug/16 (5)	Oct/49	107.00	-	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Ventos do Angelim	Ventos de Angelim	Furnas (90%)	CE	24.0	10.3	Dec/17 (5)	Aug/16 (5)	Nov/49	91.00	-	-	Eólica Tecnologia Ltda (7.00%) Ventos Tecnologia Elétrica Ltda (2.99%) Central Eólica Arara Azul Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel I	Furnas (90%)	RN	28.0	13.0	Jan/18 (5)	May/17 (5)	Oct/49	135.30	-	-	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel II	Furnas (90%)	RN	28.0	12.8	Jan/18(5)	May/17 (5)	Oct/49	135.30	-	-	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Consórcio Serra do Mel	Serra do Mel III	Furnas (90%)	RN	28.0	12.5	Jan/18(5)	May/17 (5)	Nov/49	135.30	-	-	Eólica Tecnologia Ltda (9.99%) Gestamp Eólica Brasil Ltda (0.01%)
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Itaguaçu da Bahia	Furnas (49%)	BA	28.0	14.0	May/18(5)	Mar/17(5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Ventos de Santa Luiza	Furnas (49%)	BA	28.0	14.2	May/18(5)	Apr/17 (5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Ventos de Santa Madalena	Furnas (49%)	BA	28.0	14.7	May/18 (5)	Mar/17 (5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Ventos de Santa Marcella	Furnas (49%)	BA	28.0	13.6	May/18 (5)	Mar/17 (5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santa Vera SPE S.A.	Ventos de Santa Vera	Furnas (49%)	BA	28.0	15.2	May/18(5)	Mar/17(5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Ventos de Santo Antônio	Furnas (49%)	BA	28.0	16.1	May/18(5)	Mar/17(5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São Bento SPE S.A.	Ventos de São Bento	Furnas (49%)	BA	28.0	14.4	May/18(5)	Mar/17(5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São Cirilo SPE S.A.	Ventos de São Cirilo	Furnas (49%)	BA	28.0	14.7	May/18 (5)	Mar/17 (5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São João SPE S.A.	Ventos de São João	Furnas (49%)	BA	28.0	15.0	May/18(5)	Mar/17(5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Geradora Eólica Ventos de São Rafael SPE S.A.	Ventos de São Rafael	Furnas (49%)	BA	28.0	13.8	May/18(5)	Mar/17(5)	Sep/49	144.90	1.60	1.80	Salus Fundo de Investimento em Participações (49.00%) Casa dos Ventos Energias Renováveis S.A. (2.00%)
Eólica –Livramento Holding S.A. (8)	Wind Farms de Cerro Chato IV, V, VI, Ibirapuitã and Trindade	Eletrosul (52.53%)	RS	79.2	29.0	Nov/13	Jan/12	Mar/47	440.98	406.57	(8)	Rio Bravo Investimentos - 41% Fundação Elos – 6.47%
Hermenegildo I	Wind Farms Verace 24 to 27	Eletrosul (99.99%)	RS	57.3	27.4	Aug/15	Aug/14	Jun/49	287.26	237.28	97.60	Renobrax – 0.01%
Hermenegildo II	Wind Farms Verace 28 to 31	Eletrosul (99.99%)	RS	57.3	26.6	Aug/15	Aug/14	Jun/49	287.26	196.88	83.90	Renobrax – 0.01%
Hermenegildo III	Wind Farms Verace 34 to 36	Eletrosul (99.99%)	RS	48.3	22.2	Aug/15	Aug/14	Jun/49	244.90	169.30	80.10	Renobrax – 0.01%
Chuí IX	Wind Farm Chuí IX	Eletrosul (99.99%)	RS	17.9	7.8	Sep/15	Aug/14	May/49	98.07	85.40	50.00	Renobrax – 0.01%

(1) Operating with 2,400 MW.

(2) The shares of SPEs were merged into the company Vamcruz Participações S/A

(3) The shares of SPEs were merged into company Chapada do Piaui I Holding S/A

(4) Of the 05 generating units of this HPP, two are able to operate. However, pending completion of the transmission line works that will drain your energy for that begins commercial operation.

(5) Some enterprises might suffer postpone in its beginning of construction date due to problems ocurred with the aerogenerators supplier.

(6) It has 03 generating units available to operate up to 06/15. However, awaiting completion of the transmission system, scheduled for Sep/15.

(7) There are wind turbines in recovery / survey a result of accident. Completion of the projects is scheduled for May/15 and Jun/15, however, the commercial operation depends on the transmission line.

(8) Ibirapuitã park is 100% ready to power up, just waiting to change the technical characteristics of the machine to follow up on discussions with ANEEL. The other parks are still awaiting resolution of the question of the collapse of the towers.

X.2.2 Transmission

     X.2.2.1 Integral Responsability

     X.2.2.1.1 Transmission Line

Eletrobras Companies	From - To	Total Investiment (R$ Million)	Lines Extension (km)	Tension (kV)	Operation	End of Concession
Eletronorte	Jorge Teixeira – Lechuga (AM) TL H	49.7	30	230	Feb/14	Jul/40
	Jorge Teixeira – Lechuga (AM) SS Lechuga (auction 02/12)	69.8	30	230	Mar/15(1)	May/42
Chesf	Eunápolis/Teixeira Freitas II C1	30.09	145	230	Feb/16	Oct/38
	Funil/Itapebi C3	41.07	223	230	Jun/16	Apr/37
	Eunápolis/Teixeira Freitas II C2	44.15	152	230	Feb/16	Aug/39
	Pau Ferro/Santa Rita II	34.00	85	230	Jul/16	Aug/39
	Paraiso/Açu II, C3	59.48	123	230	Jan/16	Nov/40
	Açu/Mossoró II, C2	59.48	69	0	Jan/16	Nov/40
	Sobral III/Acaraú II	25.87	97	230	Jun/15	Nov/40
	Morro do Chapéu II/Irecê	22.13	65	230	Dec/15	Oct/41
	Paraíso/Lagoa Nova II	33.11	65	230	Sep/15	Oct/41
	Teresina II/Teresina III	13.76	26	230	Feb/16	Dec/41
	Recife II/Suape II, C2	61.12	44	230	Feb/17	Dec/41
	Camaçari IV/Sapeaçu	84.29	105	230	Sep/16	Dec/41
	Sapeaçu/Sto.Antonio de Jesus	84.29	31	230	Jul/16	Dec/41
	Jardim/ N Sra do Socorro	13.6	1,3	230	Sep/15	May/42
	Messias/ Maceió II	13.6	20	230	Nov/15	May/42
	Camaçari IV/Pirajá	47.07	45	230	Jun/16	May/42
	Pituaçú/Pirajá	47.07	5	230	Jun/16	May/42
	kV Mossoró II/ Mossoró IV	81.74	40	230	Feb/16	Jun/42
	Ceará Mirim II/Touros	81.74	56,17	230	Dec/15	Jun/42
	Russas II/ Banabuiu C2	81.74	110	230	Jul/16	Jun/42
	Igaporã II – Igaporã III C1 and C2	77.5	4	230	Aug/15	Jun/42
	Igaporã III – Pindaí II	77.5	46	230	Aug/15	Jun/42
Furnas	TL Bom Despacho 3 – Ouro Preto 2(2)	120.1 Basis: Dec/08	180	500	(3)	Jan/39
	TL Mascarenhas – Linhares and SS Linhares(4)	67.2 Basis: Dec/08	99	230	Oct/15	Jul/40
	TL Mascarenhas – Linhares and SS Linhares(4)	67.2 Basis: Dec/08	99	230	Oct/15	Jul/40
Eletrosul	Port. TL JLA – PAL, in SS GAROPABA	7.61	5.4	138	Scheduled Dec/15	Dec/42
	Port. TL JLA – PAL, in SS PALHOÇA – PINHEIRA	6.33	3.7	138	Scheduled Sep/15	Dec/42
	Port. of TL Passo Fundo / Monte Claro	9.36	11	230	Scheduled Mar/15	Dec/42
	Port. TL Araquari Hyosung – Joinville GM, in SS Joinville SC	3.55	1	138	Scheduled Sep/15	Dec/42
	Port. Porto Primavera - Ivinhema, in SS IVINHEMA 2, Double circuit	2.6	3.5	138	Scheduled Jan/16	Jan/44
	Port. PORTO PRIMAVERA - IVINHEMA, in SS NOVA ANDRADINA (Enersul)	7.32	11	138	Scheduled Jan/16	Dec/42
	Interconnection electric Brasil – Uruguai – TL Candiota-Melo	52.36	60	525	(5)	Feb/40
	Interconnection electric Brasil – Uruguai – TL Presidente Médici-Candiota	7.82	2.8	230	(5)	Feb/40
	Port. TL Blumenau - Palhoça, in SS Gaspar 2	5.29	2	230	Scheduled Sep/16	Dec/42
	TL Gravataí-Capivari do Sul	87.02	83	525	Scheduled Mar/18	Mar/45
	TL Viamão 3-Capivari do Sul	45.47	65	230	Schuduled Mar/18	Mar/45
	TL Guaíba 3-Capivari do Sul	201.87	178	525	Schuduled Mar/18	Mar/45
	TL SaTLo Osório 3 - Gravataí 3	46.31	66	230	Schuduled Mar/18	Mar/45
	TL Porto Alegre 8 - Porto Alegre 1	23.78	3.4	230	Schuduled Mar/18	Mar/45
	TL Porto Alegre 12 - Porto Alegre 1	24.5	4	230	Schuduled Mar/18	Mar/45
	TL Livramento 3 - Alegrete 2	64.22	125	230	Schuduled Mar/18	Mar/45
	TL Livramento 3-Cerro Chato	7.05	10	230	Schuduled Mar/18	Mar/45
	TL Livramento 3 - Santa Maria 3	128.56	247	230	Schuduled Mar/18	Mar/45
	TL Livramento 3 - Maçambará 3	103.55	205	230	Schuduled Mar/18	Mar/45
	TL Guaíba 3 – Gravataí Circuito 1	148.69	127	525	Schuduled Mar/18	Mar/45
	TL Guaíba 3-Guaíba 2 C1	14.66	19	230	Schuduled Mar/18	Mar/45
	TL Guaíba 3-Guaíba 2 C2	14.62	19	230	Schuduled Mar/18	Mar/45
	TL Guaíba 3 Candiota 2 Circuit 2	458.96	279	525	Schuduled Mar/18	Mar/45
	TL Povo Novo C2-Guaíba 3	232.53	245	525	Schuduled Mar/18	Mar/45
	TL Santa Vitória do Palmar 2-Marmeleiro 2 Circuit 2	53.54	48	525	Schuduled Mar/18	Mar/45
	TL Marmeleiro 2-Povo Novo	165.15	152	525	Schuduled Mar/18	Mar/45
	TL Guaíba 3 -Nova Santa Rita C2	57.09	40	525	Schuduled Mar/18	Mar/45
	Port. Lagoa dos Barros-Osório 2	1.84	4	230	Schuduled Mar/18	Mar/45
	Port. to Intel SS Vila Maria C1 (CEEE)	1.5	0.5	230	Schuduled Mar/18	Mar/45
	Port. to Intel SS Vila Maria C2 (CEEE)	1.51	0.5	230	Schuduled Mar/18	Mar/45
	Secc. LT JLA – PAL, na SE GAROPABA	7.61	5.4	138	Schuduled Dec/15	Dec/42

1.              The line is completed and available for operation start since May/14. However, the associated substations were energized in March / 15.

2.              It is constituted by 500 kV Bom Despacho 3 - Ouro Preto 2, the SS Bom Despacho 3 (Cemig) - C and Ouro Preto 2 (Cemig) - 3A.

3.              It is ready to go into commercial operation, only awaiting the issuance of the Operating License.

4.              It is constituted by TL 230 kV Mascarenhas - Linhares, the SS Mascarenhas (Escelsa) and Linhares (Escelsa).

5.              The transmission line was energized in Jul/15, with forecast to operate in Oct/15.

    X.2.2.1.2 Substations

Eletrobras Companies	SS	Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Chesf	SS 230/69 kv Polo	17.18	100	BA	Aug/15	Oct/40
	SS 230 kv Morro do Chapéu	24.33	150	BA	Dec/15	Oct/41
	SS 230 kv Lagoa Nova	51.22	300	RN	Sep/15	Oct/41
	SS 230 kv Ibiapina	51.22	200	CE	Feb/16	Oct/41
	SS 230/69 kv Teresina III	29.21	400	PI	Feb/16	Dec/41
	SS 230/69 kv N.S. Socorro	94.43	300	SE	Sep/15	May/42
	SS 230/69 kv Maceió II	94.43	400	AL	Nov/15	May/42
	SS 230/138 kv Poções II	94.43	200	BA	Jul/15	May/42
	SS 230/69 kv Pirajá	30.57	360	BA	Jun/16	May/42
	SS 230/69 kv Mirueira II	68.77	300	PE	Jul/15	May/42
	SS 230/69 kv Jaboatão II	68.77	300	PE	Mar/16	May/42
	SS 230 kv Touros	46.18	150	RN	Dec/15	Dec/42
	SS 230 kv Mossoró IV	46.18	100	RN	Feb/16	Dec/42
	SS 500/230 kv Igaporã III	99.44	2,050	BA	Aug/15	Jun/42
	SS 230 kv Pindaí II	99.44	2,050	BA	Aug/15	Jun/42
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Feb/16	Oct/38
Eletrosul	SS Garopaba – Implementation of 2 EL modules	6.23	-	SC	Scheduled Dec/15	Dec/42
	SS Palhoça Pinheira – Implementation of 2 EL modules	4.99	-	SC	Scheduled Sep/15	Dec/42
	SS Nova Prata 2 – Implementation of 2 EL modules	9.47	-	RS	Scheduled Aug/15	Dec/42
	SS Gaspar – Implementation of 2 line entrance modules	10.52	-	SC	Scheduled Sep/16	Dec/42
	SS Joinville SC – Implementation of 2 line entrance modules	5.13	-	SC	Scheduled Sep/15	Dec/42
	SS Ivinhema 2 (extension/ 230/138 kV)	24.03	300	MS	Scheduled Jan/16	Jan/44
	SS Siderópolis – extension K – Implementation of 1 line entrance modules in 69 KV	1.53	-	SC	Scheduled Dec/15	Dec/42
	SS Biguaçu – Extension “G” – 230/138/13,8 KV	14.68	150	SC	Scheduled Apr/16	Dec/42
	SS Biguaçu - Extension "J"	40.79	672	SC	Scheduled Sep/16	Mar/35
	SS Biguaçu - Extension "M" – Bar Reactors Bench 525 kV (3+1 reserve) x 50 MVAr and connection 525kV	34.17	-	SC	Scheduled Jun/17	Mar/35
	SS Canoinhas - Extension "G"	5.91	50	SC	Scheduled Sep/16	Dec/42
	SS Desterro - Extension "A"	11.94	150	SC	Scheduled Sep/16	Dec/42
	SS Joinville Norte - Extension "E"	11.77	150	SC	Scheduled Sep/16	Dec/42
	SS Lageado Grande II – Implementation of 2nd self transformer 230/138 kV - 75 MVA and connections 230kV and 138kV.	12.26	75	SC	Scheduled Nov/16	Oct/40
	SS Nova Andradina (Enersul) - Implementation of 2 line entrance modules 138 Kv	5.05	-	MS	Scheduled Jan/16	Dec/42
	SS Canoinhas - Extension "F"	7.93	150	SC	Scheduled Jan/18	Dec/42
	SSs Reinforcement: Gravataí, Gravataí 2, Salto Osório, Curitiba, Areia	3.4	-	PR	Scheduled Aug/15	Dec/42
	Reforços em SSs: Farroupilha, Florianópolis, Ilhota, Palhoça, Areia	1.47	-	RS and SC	Jul/05	Dec/42
	SS Viamão 3 EL 230	7.66	-	RS	Scheduled Mar/18	Mar/45
	SS 525/230/138 kV Capivari do Sul 525/230 (3+1)x 224 MVA and 230/138 kV 2x100 MVA	181.44	1,096	RS	Scheduled Mar/18	Mar/45
	SS Gravataí EL 525	22.97	-	RS	Scheduled Mar/18	Mar/45
	SS Alegrete 2 (CCEE) EL 230 KV	8.06	-	RS	Scheduled Mar/18	Mar/45
	SS 230 kV Vila Maria – 2xATF 230/138 kV	47.24	150	RS	Scheduled Mar/18	Mar/45
	SS Gravataí 3 EL 230 OSO3	8.03	-	RS	Scheduled Mar/18	Mar/45
	SS 230 kV Osório 3	24.17	-	RS	Scheduled Mar/18	Mar/45
	SS 230 kV Porto Alegre 1 – 230/69 kV	57.87	166	RS	Scheduled Mar/18	Mar/45
	SS Porto Alegre 12 EL 230 (Jardim Botânico)	9.14	-	RS	Scheduled Mar/18	Mar/45
	SS Porto Alegre 8 EL 230	9.14	-	RS	Scheduled Mar/18	Mar/45
	SS Cerro Chato EL 230 KV	4.61	-	RS	Scheduled Mar/18	Mar/45
	SS Povo Novo 2EL 525 GUA3 MRO2	46.71	-	RS	Scheduled Mar/18	Mar/45
	SS 230 kV Livramento 3 - compensator (-100/+100) MVAr	118.75	-	RS	Scheduled Mar/18	Mar/45
	SS 230 kV Maçambará 3	43.51	-	RS	Scheduled Mar/18	Mar/45
	SS Santa Maria 3 EL 230 KV	9.6	-	RS	Scheduled Mar/18	Mar/45
	SS Guaíba 2 EL 230 KV	12.49	-	RS	Scheduled Mar/18	Mar/45
	SS 525/230 kV Candiota 2 – with ATR transformation and bar reactors 525 kV (6+1 res) x 224 MVA – (3+1 res) x50 MVAr	108.3	1,768	RS	Scheduled Mar/18	Mar/45
	SS 525 kV/230 kV Guaíba 3 ATR (6+1) x 224 MVA	220.28	1,568	RS	Scheduled Mar/18	Mar/45
	SS Marmeleiro 2 2EL 525 SPA2 PNO	49.45	-	RS	Scheduled Mar/18	Mar/45
	SS Nova Santa Rita EL 525 GUA3	8.99	-	RS	Scheduled Mar/18	Mar/45
	SS Sta Vitória do Palmar 2EL 525 MRO2	17.03	-	RS	Scheduled Mar/18	Mar/45

X.2.2.2 Special Proposed Company

   X.2.2.2.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Lines Extension (km)	Tension (kV)	Operation	End of Concesion
			Total	Up to 2Q15
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	Eletronorte (49%)	885.11	763,92 (May/15)	987	230	Mar/15	Nov/39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), Double circuit and SS Equador (RR) Boa Vista (RR)	Eletronorte (49%)	1,193.88	259.51	715	500	TL: Dec/16 CE: Feb/15	Jan/42
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC, ±800 kV, 4,000 MW, with SS 500 kV Xingu; Converter Station CA/CC, ±800 kV, 3,850 MW, with the SS 500 kV Estreito; and Transmission Line in continous current of ±800 kV Xingu - Estreito.	Eletronorte (24.5%)	5,049.00	156.40	2,092	±800	Feb/18	Jun/44
	Xingu – Estreito	Furnas (24.5%)	4.802,00(2)	96.04	2,092	800	Feb/18	Jun/44
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	410.00	373.00	156	230	Jan/16	Jul/40
Interligação Elétrica Garanhuns S.A.	TL Luiz Gonzaga/ Garanhuns, 500 kV TL Garanhuns/ Campina Grande III, 500 kv TL Garanhuns/ Pau Ferro, 500 kV TL Garanhuns/ Angelim I, 230 kV	Chesf (49%)	611.07	558.67	224 190 239 13	500 500 500 230	Aug/15	Dec/41
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia; Niquelândia - Barro ATLo	Furnas (49%)	130.00	6.89	100; 88	230	Nov/15	Nov/39
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	324.84	155.93	297	500	Dec/15	Aug/43
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas; Rio das Éguas - Luziânia; Luziânia - Pirapora II	Furnas (24.5%)	1,061.00	477.45	244; 373; 350	500	May/16	May/43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49.9%)	32.63	3.59	69	230	Nov/16	May/44
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias; Araraquara II - Itatiba; Araraquara II - Fernão Dias	Furnas (49.9%)	1.843,8(2)	97.72	399; 207; 241	500	Nov/17	May/44
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste; Samambaia - Brasília Sul; Brasília Sul - Brasília Gera	Furnas (39%)	293.30	64.71	67; 14; 13.5	500	Apr/16	Oct/43
Energia Olímpica S.A.	Barra da Tijuca – SS Olímpica; Gardência – SS Olímpica	Furnas (49.9%)	n/a	n/a	10.8 2.9	138	May/15	n/a
Fronteira Oeste Transmissora de Energia S.A.(3)	TL Santo Ângelo/Maçambará, in 230 Kv; TL Pinhalzinho/Foz do Chapecó, single circuit, C1 and C2 Portioning TL 138KV Alegrete 1 – Santa Maria 1	Eletrosul (51%)	95.87	20.02	205 40 2	230	Aug/16 Jul/16 Sep/15	Jan/44
Paraíso Transmissora de Energia S.A.(4)	TL Paraíso 2-Chapadão C2; TL Campo Grande 2-Paraíso 2 C2; Port. TL Campo Grande 2 – Chapadão - Paraíso 2	Eletrosul (24.5%)	169.52	-	65 200 -	230	Sep/17 Mar/18 Sep/17	Mar/45

(1)Investment Total Amount on the basis of the enterprise business plan.

(2)Includes the Substations

(3) TL Santo Angelo-Maçambara is scheduled for Apr/16 while the TL Pinhalzinho/Foz do Chapecó is scheduled for Feb/16.

(4) Lot "E" ANEEL Auction 004/2014, with the winner the Consortium, formed by Eletrosul, Elecnor and Copel.

X.2.2.2.2 Substations

SPE	SS	Eletrobras Companies (%)	Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	113.63 86.02	113.63 86.02	PE	Aug/15	Dec/41
Luziânia Niquelândia Transmissora S.A.	SS Niquelândia	Furnas (49%)	76	40	GO	Aug/15	May/42
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static Compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static Compensator; (-300,+300) Mvar; SS 500/440 kV Fernão Dias (9+1R)	Furnas (49.9%)	1,843.8	4,000	SP	Nov/17	May/44
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	Furnas (39%)	269.65	180	DF	Apr/16	Oct/43
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4,000 MW, with SS 500 kV Xingu; Converter Station CA/CC, ±800 kV, 3,850 MW, with SS 500 kV Estreito	Furnas (24.5%)	2,162	3,400; 3,300	Xingu (PA); Estreito (MG)	Feb/08	Jun/44
Energia Olímpica S.A.	SS Olímpica 138/13,8 kV	Furnas (49.9%)	n/a	120	RJ	May/15	n/a
Fronteira Oeste Transmissora de Energia S.A. (1)	SS Pinhalzinho, in 230/138 kV (ATF1), SS Pinhalzinho, in 230/138 kV (ATF2 and ATF3) and entensions SS Maçarambá, Foz do Chapecó and Santo Angelo; Extension of SS Santa Maria 3, 230/138 kV	Eletrosul (51%)	58.69 23.75	450 166	RS	May/16 Sep/15	Jan/44
Paraíso Transmissora de Energia S.A. (2)	SS Campo Grande 2 EL 230 PAR2; SS Chapadão EL PAR2; SS 230/138 kV Paraíso 2	Eletrosul (24.5%)	91.39	300	RS	Mar/18 Mar/18 Sep/17	Mar/45

 (1) The expansion of SS Maçambara and Santo Angelo and the SS Pinhalzinho, are planned for Jan/16, Jul/16 and Oct/15, respectively.

(2) Lot "E" ANEEL Auction 004/2014, with the winner the Consortium, formed by Eletrosul, Elecnor and Copel. SPE in constitution.

XI. SPEs Data

XI.1 Operational Data

XI.1.1 Generation

XI.1.1.1 Operational Assets and Generated Energy

SPE	Unit	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Energy Assured (Average MW)	Generated Energy MWh		Beginning of Operation	End of Concession
						1Q15	2Q15
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	Eletronorte (24.5%) Chesf (24.5%)	MT	261.0	154.9	430,573.1	489,984.4	Aug/11	Jul/42
Amapari Energia S.A.	TPU Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	83,0	82.9	Jun/08	May/37
Brasventos Miassaba 3 Geradora de Energia S.A	Wind farm Miassaba 3	Eletronorte (24.5%) Furnas (24.5%)	RN	68.5	22.8	41,945.0	34,326.0	May/14 (1)	Aug/45
Brasventos Eolo Geradora de Energia S.A.	Wind farm Rei dos Ventos 1	Eletronorte (24.5%) Furnas (24.5%)	RN	58.5	21.9	35,088.0	26,782.0	May/14 (1)	Dec /45
Rei dos Ventos 3 Geradora de Energia S.A.	Wind farm Rei dos Ventos 3	Eletronorte (24.5%) Furnas (24.5%)	RN	60.1	21.1	35,537.0	28,553.0	May/14 (1	Dec /45
ESBR Participações S.A.	HPU Jirau (2)	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,184.6	2,850,027.9	3,519,626.0	Sep/13	Aug/43
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.2	25,942.0	31,895.3	Sep/13	Aug/43
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	22,003.6	28,919.4	Mar/13	Feb/46
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	24,106.0	30,628.9	Mar/13	Feb/46
Enerpeixe S.A.	HPU Peixe Angical	Furnas (40%)	TO	498.8	280.5	536,424.7	598,692.5	Jun/06	Nov/36
Baguari Geração de Energia S.A.	HPU Baguari	Furnas (15%)	MG	140.0	80.0	40,462.0	30,150.0	Sep/09	Aug/41
Retiro Baixo Energética S.A.	HPU Retiro Baixo	Furnas (49%)	MG	82.0	38.50	58,082.1	35,521.9	Mar/10	Aug/41
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	1,526,726.4	850,675.2	Oct/10	Nov/36
Serra do Facão Energia S.A.	HPU Serra do Facão	Furnas (49.47%)	GO	212.6	182.4	102,565.1	79,332.6	Jul/10	Nov/36
Madeira Energia S.A.	HPU Santo Antônio (3)	Furnas (39%)	RO	3,568.3	2,424.20	2,515,719.3	2,634,261.6	Mar/12	Jun/43
Tijoá Participações e Investimentos S.A. (4)	HPU Três Irmãos(4)	Furnas (49.9%)	SP	807.5	217.5	421,966.8	194,576.8	Oct/14	Oct/44
Eólica Livramento **	Wind farms(5)	Eletrosul (52.53%)	RS	78	29	-	n/a	Nov/13	Mar/47
Santa Vitória do Palmar S.A.	Wind farm Geribatu from I to X	Eletrosul (49%)	RS	258	109	79,349.6	170,078.0	Feb/15	Apr/47
Eólica –Chuí Holding S.A.	Wind farms Chuí I to V, and Minuano I and II	Eletrosul (49%)	RS	144	59.8	-	29,289.1	May/15	Apr/47

(1) Decision obtained through a writ of mandamus requesting an injunction.

(2) The first turbine began operating in September 2013 with 75 MW of installed capacity. In the first quarter 2015 the company totaled 32 machines in operation, resulting in an installed capacity of 2,400 MW in operation.

(3) 32 units in operation to the 2Q15 totaling 2,286.08MW.

(4) The granting of HPU Tres Irmãos, owned by CESP and won in November 2011, was not renewed under the terms of Law No. 12,783/13. In Auction No. 002/2014 - ANEEL, which occurred on March 28, 2014, the consortium Furnas (49.9%) and FIP Constantinople (50.1%) was crowned winner in the competition for granting of concession of UHE Three Brothers, upon the proposal of hiring power generation service at lower cost of generation Assets Management (GAG), including operating costs, maintenance, management, compensation and amortization of the hydroelectric plant, where appropriate, under what regime in art. 8 of Law No. 12,783, of January 11, 2013 for a period of thirty (30) years from the effective date of its Concession Agreement, which was signed on September 10, 2014.

(5)Installed Capacity 42 MW

XI.1.1.2  Energy Sold

SPE	Eletrobras Companies (%)	Buyer	Sale Type	1Q15		2Q15
				R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) Chesf (24.5%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	56.80	331,389.00	54.91	31,3752.80
Amapari Energia S.A.	Eletronorte (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	8,367.1	41.945	6,900	34.33
			B	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	7,031,6	35,088	5,400	26,78
			B	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	7,035,1	35,537	5,700	28,55
			B	-	-	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	21.08	207,694.97	28.72	277,836.96
			B	116.66	618,674.80	89.86	455,715.18
		Others	A	167.60	1,672,918.14	220.30	2,126,815.84
			B	175.00	928,012.21	113.58	588,407.71
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	2.50	14,480.00	2.50	17,802.94
			B	-	-	-	-
		Others	A	2.00	11,462.00	2.00	14,092.40
			B	-	-	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	2.80	12,436.00	2.80	16,344.72
			B	-	-	-	-
		Others	A	2.10	9,567.00	2.10	12,574.70
			B	-	-	-	-

Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	2.60	13,699.00	2.60	17,406.79
			B	-	-	-	-
		Others	A	2.00	10,406.00	2.00	13,222.14
			B	-	-	-	-
Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	-	-	-	-
			B	45.95	223,602.15	43.65	210,013.68
Baguari Geração de Energia S.A.(1)	Furnas (15%)	Eletrobras System	A	0.28	1,532.00	0.27	1,496.00
			B	-	-	-	-
		Others	A	15.24	84,790.00	15.07	81,703.00
			B	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	15.00	83,627.85	14.50	78,572.27
			B	0.40	2,161.00	0.40	2,184.00
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A	-	-	-	-
			B	-	-	-	-
		Others	A	112.64	587.69	109.71	557,270.06
			B	75.93	373.25	78.27	377,395.20
Serra do Facão Energia S.A.	Furnas (49.47%)	Eletrobras System	A	8.88	46,907.07	5.86	29,112.53
			B	-	-	-	-
		Others	A	71.48	360,875.21	73.66	374,291.98
			B	-	-	-	-
Madeira Energia S.A.	Furnas (39%)	Eletrobras System	A	12.54	109,648.97	-	-
			B	-	-	-	-
		Others	A	370.27	3,255,902.00	-	-
			B	406.02	2,020,151.55	-	-
Eólica Livramento	Eletrosul (52.53%)	Eletrobras System	A	0.25	6,775.79	0.15	6,847.90
			B	-	-	-	-
		Others	A	2.09	55,893.21	1.22	56,488.10
			B	-	-	-	-
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Eletrobras System	A	1.00	8,768.12	3.11	25,738.68
			B	-	-	-	-
		Others	A	8.26	72,327.88	25.62	212,317.32
			B	-	-	-	-
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Eletrobras System	A	1.01	4,818.44	2.44	14,144.47
			B	-	-	-	-
		Others	A	8.33	39,747.16	20.12	116,677.13
			B	3.64	9,422.00	-	-
Total				1,230.01	6,459,961.34	408.05	2,235,696.01

A – Sale of electric energy in the regulated market - revenues from quotas.

B - Through contracts on the free market or bilateral contracts.

XI.1.1.3 Average Rate – R$/MWh

SPE	Eletrobras Companies (%)	1Q15	2Q15
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24.5%) // Chesf (24.5%)	171.29	175.02
Amapari Energia S.A.	Eletronorte (49%)	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24.5%) // Furnas (24.5%)	199.48	199.48
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) // Furnas (24.5%)	200.40	200.40
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) // Furnas (24.5%)	200.79	200.79
ESBR Participações S.A.	Chesf (20%) // Eletrosul (20%)	140.16	131.20
Pedra Branca S.A.	Chesf (49%)	171.45	171.45
São Pedro do Lago S.A.	Chesf (49%)	171.45	171.45
Sete Gameleiras S.A.	Chesf (49%)	171.45	171.45
Enerpeixe S.A.	Furnas (40%)	388.48	216.61
Baguari Geração de Energia S.A.	Furnas (15%)	179.73	184.51
Retiro Baixo Energética S.A.	Furnas (49%)	179.35	184.31
Foz de Chapecó Energia S.A.	Furnas (40%)	196.23	201.13
Serra do Facão Energia S.A.	Furnas (49.47%)	196.87	199.41
Madeira Energia S.A.	Furnas (39%)	146.47	144.26
Eólica Livramento	Eletrosul (52.53%)	37.36	21.58
Santa Vitória do Palmar	Eletrosul (49%)	114.25	120.66
Eólica –Chuí Holding S.A.	Eletrosul (49%)	209.70	172.45

XI.1.2 Transmission

XI.1.2.1 Operational Asset

XI.1.2.1.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Sectioning Cuiabá	Eletronorte (49%)	193	230	Aug/05	Feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (37%) Chesf (12%)	695	500	May/08	Apr/36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Eletronorte (49.71%)	402	230	Sep/09	Mar/38
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, in 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov/11	Nov/39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	559	500	Mar/13	Oct/38
Norte Brasil Transmissora de Energia S.A. (1)	Coletora Porto Velho (RO) - Araraquara (SPE)	Eletronorte (24.5%) Eletrosul (24.5%)	2,412	600	Nov/14	Feb/39
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	Chesf (49%)	546	500	Jan/06	Feb/34
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	Chesf (24.5%)	2,375	600	Aug/13	Feb/39
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV TL Campina Grande III/Campina Grande II, 230 kV	Chesf (49%)	64 26 201 8.5	500 230 500 230	Oct/14 Oct/14 May/15 May/15	Oct/41
Baguari Energia S.A.	HPU Baguari - SS Baguari	Furnas (15%)	0.8	230	Feb/10	Aug/41
Baguari Energia S.A.	SS Baguari - Mesquita – Governador Valadares	Furnas (15%)	2.5	230	Apr/10	Aug/41
Baguari Energia S.A.	SS Baguari – Mesquita	Furnas (15%)	69	230	Apr/10	Aug/41
Baguari Energia S.A.	SS Baguari - Gov. Valadares	Furnas (15%)	26	230	Apr/10	Aug/41
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar/10	Mar/35
Chapecoense Geração S.A.	SS Foz do Chapecó – Gurita	Furnas (40%)	72.6	230	Mar/11	Nov/36
Chapecoense Geração S.A.	SS Foz do Chapecó – SS Xanxerê	Furnas (40%)	77.6	230	Mar/11	Nov/36
Chapecoense Geração S.A.	HPU Foz do Chapecó – SS ofFoz do Chapecó	Furnas (40%)	1	230	Mar/11	Nov/36
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	Apr/06	Nov/36
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	193	500	Dec/13	Jul/40
Goiás Transmissão S.A.	Trindade – Xavantes	Furnas (49%)	37	230	Dec/13	Jul/40
Goiás Transmissão S.A.	Trindade – Carajás	Furnas (49%)	29	230	Oct/13	Jul/40
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	248	500	Jun/14	Jul/40
MGE Transmissão S.A.	Viana 2 – Viana	Furnas (49%)	10	345	Jun/14	Jul/40
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho-Araraquara II (Lot D)	Furnas (24.5%)	2,375	600	Aug/13	Feb/39
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SS Curvelo	Furnas (49%)	45	138	Oct/10	Aug/41
Serra do Facão Energia S.A.	HPU Serra do Facão – SS Celg de Catalão	Furnas (49.5%)	32	138	Oct/10	Nov/36
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	52.3	230	Apr/11	Apr/39
Transenergia Renovável S.A.	Quirinópolis - TPU Quirinópolis	Furnas (49%)	34.4	138	May/11	Jun/25
Transenergia Renovável S.A.	Quirinópolis - TPU Boavista	Furnas (49%)	16.7	138	May/11	Jun/25
Transenergia Renovável S.A.	Chapadão – Jataí	Furnas (49%)	131.5	230	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí – Mineiros	Furnas (49%)	61.4	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - TPU Jataí	Furnas (49%)	51.2	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Jataí - TPU Água Emendada	Furnas (49%)	32.6	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	Furnas (49%)	45.2	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPU Morro Vermelho	Furnas (49%)	31	138	Dec/12	Jun/25
Transenergia Renovável S.A.	Morro Vermelho - TPU Alto Taquari	Furnas (49%)	30.2	138	Jun/13	Jun/25
Transenergia Renovável S.A.	Palmeiras – Edéia	Furnas (49%)	57	230	May/13	Jun/25
Transenergia Renovável S.A.	Edéia - TPU Tropical Bionenergia I	Furnas (49%)	48.7	138	May/13	Jun/25
Transirapé	Irapé – Araçuaí	Furnas (24.5%)	65.0	230	May/07	Mar/35
Transleste	Montes Claros – Irapé	Furnas (24.5%)	138	345	Dec/06	Feb/34
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb/07	Mar/35
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	Eletrosul (27.42%)	188	230	Jul/05	Dec/32
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)	120	525	Jul/06	Mar/35
Transmissora Sul Brasileira de Energia – TSBE	TL 525 KV Salto Santiago – Itá; TL 525KV Itá – Nova Santa Rita; TL 230KV Nova Santa Rita – Camaquã; TL 230KV Camaquã – Quinta	Eletrosul (80%)	188 307 121 167	525 525 230 230	Feb/14 Aug/14 Dec/14 Dec/14	May/42
Costa Oeste	TL Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	144.4	230	Aug/14	Jan/42
Transmissora Sul Litorânea de Energia - TSLE	TL Povo Novo – Marmeleiro, CS TL Marmeleiro – Santa Vitória do Palmar TL Nova Sta Rita – Povo Novo, CS	Eletrosul (51%)	152 48 268	525	Dec/14 Dec/14 Mar/15	Aug/42
Marumbi Transmissora de Energia S.A.	TL 525 KV Curitia /Curitiba Leste (PR)	Eletrosul (20%)	28	525	Jun/15	May/42

XI.1.2.1.2 Substations

SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Portioning Cuiabá	Eletronorte (49%)	n/a	Aug/05	Feb/34
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49.71%)	300 100	Sep/09	Mar/38
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19.5%)	150 1,800	Mar/13	Oct/38
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS SSrra da Mesa 2	Eletronorte (37%)	n/a	May/08	Apr/36
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov/11	Nov/39
Interligação Elétrica do Madeira S.A.	Retifier Station CA/CC of 500 kV to +/- 600 kV; Inverter Station CC/CA of +/- 600 kV to 500 kV.	Chesf (24.5%) Furnas (24.5%)	3,150 2,950	May/14	Feb/39
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, of 500/230 kV; SS – Aquiraz, of 230/69 kV	Chesf (49%)	3,600 450	Oct/13	Jul/40
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV; SS – Ceará Mirim, 500/230 kV	Chesf (49%)	900 900 500/230	Oct/14 Oct/14 May/15	Oct/41
Caldas Novas Transmissão S.A. (1)	SS Extension Corumbá	Furnas (49%)	150	Jul/13	Dec/42
Madeira Energia S.A.	SS of Santo Antônio Plant	Furnas (39%)	3,630	Aug/07	Jun/43
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	Aug/14	Jul/40
Retiro Baixo Energética S.A.	SS of Retiro Baixo plant	Furnas (49%)	100	Aug/06	Aug/41
Serra do Facão Energia S.A.	SS of Serra do Facão plant	Furnas (49.47%)	236,4	Nov/01	Nov/36
Transenergia Renovável S.A	Edéia Jataí Mineiros Morro Vermelho Quirinópolis	Furnas (49%)	150 225 - - 225	Feb/12 Dec/12 Dec/12 Dec/12 Apr/11	Jun/25
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	800	Aug/12	Nov/39
Etau (2)	SS Lagoa Vermelha 2 230/138KV SS Barra Grande 230/138 KV	Eletrosul (27.42%)	150 -	Jul/05	Dec/32
Transmissora Sul Brasileira de Energia – TSBE	Extension SS 525 KV Salto Santiago; Extension SS 525 kV Itá Extension SS 525/230kV; Nova Santa Rita; SS Camaquã 3 230/69Kv ; Extension SS 230 kV Quinta	Eletrosul (80%)	- - - 166 -	Feb/14 Aug/14 Aug/14 Dec/14 Dec/14	May/42
Costa Oeste (3)	SS Umuarama 230/138 kV – 2X150 MVA	Eletrosul (49%)	300	Jul/14	Jan/42
Transmissora Sul Litorânea de Energia - TSLE	SS Povo Novo 525/230 kV; SS Santa Vitória do Palmar 525/138 kV; SS Marmeleiro 525 kV - Compensator ±200 Mvar; Extension SS Nova Santa Rita 525kV	Eletrosul (51%)	672 75 - -	Dec/14 Dec/14 Dec/14 Mar/15	Aug/42
Marumbi Transmissora de Energia S.A.	SS Curitiba Leste - 1 bench 3x224 MVA 525/230 KV	Eletrosul (20%)	672	Jun/15	May/42

(1) This enterprise consists on the extension of SS Corumbá

(2)Entrances of lines and installations inputs associated with TL Campos Novos - Santa Marta located in substations

(3)Commercial operation by sharing with Copel (TL Caiuá).

XI.2 Loans and Financing – R$ Million

SPE	Eletrobras Companies (%)	BNDES (1)							Other Creditors (2)							Total (1+2)
		2015	2016	2017	2018	2019	2020	After 2020	2015	2016	2017	2018	2019	2020	After 2020
Belo Monte Transmissora de Energia S.A	Eletronorte (24.5%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	427.32	-	-	-	-	-	427.32	854.64
Norte Brasil Transmissora de Energia S.A. (3)	Eletronorte (24.5%)	1,136.87	1,065.63	992.94	-	-	-	-	253.50	269.70	280.43	-	-	-	-	3,999.07
Manaus Transmissora de Energia S.A.	Eletronorte (30%) Chesf (19.5%)	15.88	31.40	31.30	31.30	31.30	31.20	188.40	32.06	24.00	25.00	26.10	27.40	28.80	350.90	875.04
Linha Verde Transmissora de Energia S.A.	Eletronorte (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	193.69	201.43	194.78	187.64	179.84	171,764.00	197.42	172,918.80
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	65.19	58.94	52.68	-	-	-	-	81.26	75.46	69.26	-	-	-	-	402.79
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	114.88	106.57	98.27	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	319.72
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	115.65	107.29	98.93	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	321.87
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24.5%) Furnas (24.5%)	121.07	112.32	103.57	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	336.96
Norte Energia S.A. (2)	Eletronorte (19.98%) Chesf (15%)	-	-	167.83	384.61	471.99	513.71	10,722.14	-	-	77.70	242.90	320.58	345.80	7,290.55	20,537.81
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	9.43	19.34	20.35	21.45	22.54	23.75	53.09	169.95
Integração Transmissora de Energia S.A	Chesf (12%)	15.88	30.60	30.60	30.60	30.60	25.50	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	163.78
Interligação Elétrica do Madeira	Chesf (24.5%) Furnas (24.5%)	132.30	122.90	122.90	122.90	122.90	122.90	950.00	25.00	-	10.50	22.20	40.80	57.30	584.00	2,436.60
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	16.66	31.47	31.47	31.47	31.47	31.47	178.98	n/a	n/a	n/a	n/a	n/a	n/a	n/a	352.99
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	169.00	-	-	-	-	-	-	169.00
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%	142.00	284.10	284.10	284.10	284.10	284.10	4,118.90	143.30	286.50	286.50	286.50	286.50	286.50	4,154.80	11,412.00
Energética Águas da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	17,00	34,00	33,70	33,40	33,40	33,40	202,50	n/a	n/a	n/a	n/a	n/a	n/a	n/a	387,40
Companhia Energética Sinop S.A.	Chesf (24.5%)	-	80.00	-	-	-	-	-	-	229.00	-	-	-	-	-	309.00
Vamcruz Participações S.A. (5)	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	223.48	-	-	-	-	-	-	223.48
São Pedro do Lago S.A.	Chesf (49%)	2.52	5.03	5.03	5.03	5.03	5.03	44.44	n/a	n/a	n/a	n/a	n/a	n/a	n/a	72.11
Pedra Branca S.A.	Chesf (49%)	2.44	4.88	4.88	4.88	4.88	4.88	43.11	n/a	n/a	n/a	n/a	n/a	n/a	n/a	69.95
Sete Gameleiras S.A.	Chesf (49%)	2.45	4.89	4.89	4.89	4.89	4.89	43.22	n/a	n/a	n/a	n/a	n/a	n/a	n/a	70.12
Banda de Couro Energética S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.20	-	-	-	-	-	-	7.20
Baraúnas I Energética S.A.	Chesf (49%)	-	1.63	2.17	2.17	2.17	2.17	24.39	n/a	n/a	n/a	n/a	n/a	n/a	n/a	34.70
Baraúnas II Energética S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.40	-	-	-	-	-	-	7.40
Morro Branco I Energética S.A.	Chesf (49%)	-	1.65	2.19	2.19	2.19	2.19	24.68	n/a	n/a	n/a	n/a	n/a	n/a	n/a	35.09
Mussambê Energética S.A.	Chesf (49%)	-	1.45	1.93	1.93	1.93	1.93	21.76	n/a	n/a	n/a	n/a	n/a	n/a	n/a	30.93
Chapada do Piauí Holding (6)	Chesf (49%)	510.00	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	510.00
Santa Joana I	Chesf (49%)	60.86	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	60.86
Santa Joana III	Chesf (49%)	49.24	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	49.24
Santa Joana IV	Chesf (49%)	58.25	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	58.25
Santa Joana V	Chesf (49%)	60.86	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	60.86
Santa Joana VII	Chesf (49%)	60.86	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	60.86
Santo Augusto IV	Chesf (49%)	61.67	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	61.67
Foz do Chapecó	Furnas (40%)	89.59	43.00	86.01	86.01	86.01	86.01	580.55	46.11	22.09	44.18	44.18	44.18	44.18	298.21	1,600.30
Enerpeixe	Furnas (40%)	66.69	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	66.69
Santo Antônio	Furnas (39%)	183.07	399.09	472.61	546.60	553.33	553.33	7,211.26	17.76	43.18	70.83	43.40	130.66	203.86	3,552.85	13,981.83
Teles Pires Particpações	Furnas (24.72%) Eletrosul (24.72%)	27.97	96.82	123.70	124.68	135.45	135.45	2,065.01	25.56	51.12	51.12	51.12	51.12	51.12	587.83	3,578.05
Centro Oeste de Minas	Furnas (49%)	1.18	2.35	2.35	2.35	2.35	2.35	5.49	n/a	n/a	n/a	n/a	n/a	n/a	n/a	18.42
Serra do Facão	Furnas (49.47%)	37.38	73.94	69.25	66.30	62.99	59.98	90.24	50.78	-	-	-	-	-	-	510.86
Retiro Baixo	Furnas (49%)	6.59	13.18	13.18	13.18	13.18	13.18	65.89	n/a	n/a	n/a	n/a	n/a	n/a	n/a	138.37
Goiás Transmissão	Furnas (49%)	4.92	9.86	9.86	9.86	9.86	9.86	70.31	-	0.76	2.00	2.00	6.00	6.00	84.00	225.30
MGE Transmissão	Furnas (49%)	4.83	8.99	8.99	8.99	8.99	8.99	54.69	n/a	n/a	n/a	n/a	n/a	n/a	n/a	104.46
Transenergia São Paulo	Furnas (49%)	2.28	4.26	4.26	4.26	4.26	4.26	27.27	n/a	n/a	n/a	n/a	n/a	n/a	n/a	50.84
Transenergia Renovável	Furnas (49%)	6.28	11.67	11.67	11.67	11.67	11.67	68.98	n/a	n/a	n/a	n/a	n/a	n/a	n/a	133.60
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-	0.07	7.23	7.23	7.23	7.23	21.68	50.66
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-	0.06	5.02	5.20	5.38	5.57	17.93	39.16
Mata de Santa Genebra S.A.	Furnas (49.9%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	488.49	469.00	-	-	-	-	-	957.49
Companhia Transirapé de Transmissão S.A.	Furnas (24.5%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	5.91	13.96	19.93	2.48	2.48	2.42	9.37	56.55
Companhia Transleste de Transmissão S.A.	Furnas (24.5%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	3.75	11.60	17.08	16.23	16.23	13.00	13.81	91.70
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	5.49	13.97	18.72	-	-	-	-	38.18
São Manoel	Furnas (33.33%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	558.71	-	-	-	-	-	-	558.71
Paranaíba Transmissora de Energia S.A.	Furnas (24.5%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	378.49	-	-	-	-	-	-	378.49
Caldas Novas Transmissão S.A.	Furnas (49%)	0.66	1.32	1.32	1.32	1.32	1.32	7.47	n/a	n/a	n/a	n/a	n/a	n/a	n/a	14.73
Luziânia Transmissora de Energia S.A.	Furnas (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	33.23	-	-	-	-	-	-	33.23
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	3.28	6.19	6.19	6.19	1.55	-	-	23.41
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	18.18	36.35	36.35	36.35	36.35	36.35	296.87	n/a	n/a	n/a	n/a	n/a	n/a	n/a	496.81
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	10.81	19.97	19.97	19.97	19.97	19.97	141.10	-	0.22	0.44	0.26	1.59	3.75	82.06	340.08
Santa Vitória do Palmar Holding S.A.	Eletrosul (49%)	11.17	26.81	26.81	26.81	26.81	26.81	283.77	5.93	13.43	13.43	14.42	13.43	13.43	240.13	743.19
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	3.70	7.16	6.92	6.68	6.48	6.24	14.47	n/a	n/a	n/a	n/a	n/a	n/a	n/a	51.66
Livramento Holding S.A.	Eletrosul (52.53%)	5.56	10.24	10.24	10.24	10.24	10.24	97.26	n/a	n/a	n/a	n/a	n/a	n/a	n/a	154.02
Chuí Holding S.A.	Eletrosul (49%)	-	9.08	9.08	9.08	9.08	9.08	99.89	n/a	n/a	n/a	n/a	n/a	n/a	n/a	145.30
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	2.47	4.77	4.60	4.43	4.26	4.07	9.78	n/a	n/a	n/a	n/a	n/a	n/a	n/a	34.39
Fronteira Oeste Transmissora de Energia (7)	Eletrosul (51%)	-	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-
Chuí IX	Eletrosul (99.99%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	13.62	-	-	-	-	-	-	13.62
Hermenegildo I	Eletrosul (99.99%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	118.78	-	-	-	-	-	-	118.78
Hermenegildo II	Eletrosul (99.99%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	118.78	-	-	-	-	-	-	118.78
Hermenegildo III	Eletrosul (99.99%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	98.25	-	-	-	-	-	-	98.25
Empresa de Transmissão do Alto Uruguai S/A	Eletrosul (27.42%)	7.52	3.72	7.44	0.62	-	-	-	0.10	-	-	-	9.94	-	-	29.34

(1)Balance to be paid after 2017: R$ 6.00 million.
(2)Balance to be paid after 2017: R$ 6,166.94 million.

(3)The participation of SPEs TPU Caiçara I S/A, TPU Caiçara II S/A, TPU  Junco I S/A and TPU Junco II S/A were merged into the company Vamcruz Participações S/A

(4)The participation of SPEs TPU V. de Santa Joana IX, X, XI, XII, XIII, XIV and XV were merged into the company Chapada do Piaui Holding S/A

(5)There is no loan and financing on base-date 06/30/2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.